REGENERON

2017 PROXY STATEMENT

AND NOTICE OF ANNUAL SHAREHOLDER MEETING



PLEASE VIEW OUR
2016 ANNUAL REPORT

INVESTOR.REGENERON.COM/2016AR

REGENERON

777 OLD SAW MILL RIVER ROAD
TARRYTOWN, NY 10591-6707

⟩⟩ REGENERON AT A GLANCE

5 FDA-approved medicines

~4.7M  doses of EYLEA® delivered globally in 2016

16  molecules in clinical trials across multiple therapeutic areas

99  peer-reviewed publications in 2016

#1 Biopharma in *Science* Top Employer Survey

#3 Most Innovative Company, according to *Forbes*

5,500+ Regeneron employees worldwide

150K+ consented individuals sequenced by the Regeneron Genetics Center

$100M committed to supporting the prestigious Science Talent Search competition

22% annual reduction in greenhouse gas emissions per employee

MANAGEMENT LETTER TO SHAREHOLDERS

DEAR FELLOW FELLOW SHAREHOLDERS,

In 2016, we reaffirmed our core strategy of growth through innovation and continued to advance our mission of consistently and repeatedly bringing important new medicines to patients in need. Turning science into important drugs is one of the most difficult activities an organization can undertake. Despite thousands of biopharmaceutical companies in the United States and billions in R&D spend, only 22 novel drugs were approved by the U.S. Food and Drug Administration (FDA) in 2016. Of these, only eight were first in class, and even fewer targeted major diseases affecting millions of people. With this background, it is quite a testament to the Regeneron team that, by the end of 2017, we anticipate having five new medicines approved since 2011, all of which are first- or second-in-class therapies.

We laid important groundwork last year that has positioned us for a potentially transformational year in 2017 with two important new drug launches. Dupixent® (dupilumab) Injection, was approved on March 28, 2017 by the FDA and the launch is ongoing. Moderate-to-severe atopic dermatitis is a serious inflammatory disease with limited treatment options. Patients suffer with widespread rash, debilitating itching, and other challenges. We believe Dupixent, which the FDA had designated a Breakthrough Therapy, represents an important scientific advance and, most importantly, new hope for patients in need. We also recently resubmitted our U.S. application for Kevzara® (sarilumab) for the treatment of moderately to severely active rheumatoid arthritis, and expect an FDA decision later in 2017.

Turning to our currently marketed medicines, we continue to bring EYLEA® (aflibercept) Injection, our market-leading therapy for the treatment of serious vision-threatening diseases, to more and more indicated patients. In 2016, EYLEA global net sales were $5.2 billion, including $3.3 billion in U.S. net sales. We continue to work to improve outcomes in serious retinal diseases and have an ongoing Phase 3 trial with EYLEA in diabetic retinopathy, as well as a combination program evaluating EYLEA co-formulated with nesvacumab, an investigational ANG-2 antibody.

Praluent® (alirocumab) Injection, our therapy for uncontrolled LDL cholesterol, demonstrated gradual sales growth in 2016, reaching $116 million in global net sales. This growth was hampered by significant access challenges and a desire from payers and physicians to see positive outcomes data. We expect to complete our 18,000-patient ODYSSEY OUTCOMES study by the end of 2017. Together with our collaborators at Sanofi, we continue to defend our position in the ongoing patent litigation related to Praluent. We believe the controlling law and facts support our position and look forward to a timely resolution of this matter.

Our pipeline continues to grow with potential innovations across a number of serious diseases. Dupilumab, in particular, has the potential to represent a pipeline in a single compound as the therapy targets a key signaling pathway that is believed to drive a number of allergic diseases. We expect top-line Phase 3 results for dupilumab in patients with asthma, followed by a potential U.S. regulatory submission in this indication by year-end 2017. We are also studying dupilumab in late-stage trials of patients with nasal polyps, pediatric asthma, and pediatric atopic dermatitis, in addition to earlier-stage studies in eosinophilic esophagitis. We also have a late-stage program ongoing for fasinumab, our antibody to Nerve Growth Factor (NGF) for osteoarthritis pain and chronic lower-back pain, and in 2016 we entered a major new global collaboration with Teva for the development of this product candidate, which will help us advance this program. Our late-stage pipeline is rounded out with suptavumab, our antibody to respiratory syncytial virus (RSV), a serious respiratory infection in infants, and our PD-1 antibody, REGN2810, for the treatment of non-small cell lung cancer (NSCLC) and a serious skin cancer.

Our early-to-mid-stage programs also continue to make important progress. Programs include evinacumab, our Angptl-3 antibody for homozygous familial hypercholesterolemia, an inherited lipid disorder; additional immuno-oncology candidates, including a bi-specific antibody for blood cancers; and an Activin A antibody for a rare and extremely serious disease known as Fibrodysplasia Ossificans Progressiva.

We continue to prioritize ongoing investment in technology and innovation, which we believe will position us to bring needed new medicines to patients for many years to come. One of these efforts is the Regeneron Genetics Center (RGC), which in just a little over three years after launch has sequenced more than 150,000 consented individuals. In March 2017, the RGC embarked on an important collaboration in the United Kingdom with the goal of sequencing all the participants in the UK Biobank, the world's most comprehensive health resource, which includes samples and medical records from 500,000 volunteer participants. Importantly, the RGC efforts have already identified exciting new targets for drug development.

As we have grown to employ over 5,500 people, we have also grown physically—we continue to expand our manufacturing facilities in Rensselaer, New York, and Raheen, Ireland, and we also purchased an office building near our Tarrytown, New York facility, which will help expand the footprint of our headquarters in Westchester County, New York. Also, in early 2017 we completed a new lease financing for our Tarrytown corporate headquarters. As a result of this transaction, we have obtained an option to buy the facility at the end of the five-year lease term and are poised to benefit from immediate cash savings and increased flexibility for future growth.

Finally, in 2016 we were thrilled to expand our long-standing dedication to science education with a major philanthropic commitment to inspire future innovators. We became only the third sponsor in 75 years of the nation's oldest and most prestigious high school science competition, now known as the Regeneron Science Talent Search. This program was previously sponsored by Intel, and before that, by Westinghouse. We have made a 10-year, $100 million commitment to support this program, which plays a critical role in the development of a strong science talent pipeline for generations to come and in elevating the place of science in our society.

We invite you to read about our 2016 accomplishments, financial performance, and corporate citizenship efforts in our online annual report and in our 2016 Annual Report on Form 10-K, which are available on the Investor Relations portion of our website.

We are very much looking forward to a successful 2017, and continuing to deliver on our mission of developing transformative medicines for patients.

Sincerely,

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

George D. Yancopoulos, M.D., Ph.D.
President and Chief Scientific Officer

P. Roy Vagelos, M.D.
Chairman of the Board

BOARD LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS,

We, the non-employee directors of Regeneron, have an unwavering belief that real breakthroughs in the treatment of serious diseases are made possible only through a long-term commitment to science and innovation. It is this mission that shapes our culture and guides all that we do at Regeneron, including our decisions regarding corporate governance and compensation matters discussed in this proxy statement.

Regeneron is a founder-led company. Our President & Chief Executive Officer, Dr. Len Schleifer, started the company and is the longest-serving CEO in the S&P 500; and our President & Chief Scientific Officer, Dr. George Yancopoulos, is our founding scientist, having opened the Regeneron labs in 1989. True to our founding principles, our approach to governance and compensation has not been formulaic but has been designed to sustain our business model, protect our internal vision and culture, and deliver long-term value for our shareholders.

Our company continues to make excellent progress in our earlier- and late-stage pipeline, in the attraction and retention of top talent, and in the continuous discovery of novel drug targets and therapeutic approaches that hold great promise for patients and their families.

Compensation has been and will continue to be a key contributor to fulfilling our mission. The distinguishing elements of our compensation strategy are noted below.

Equity Awards to ALL Employees

The foundation of our success is the commitment of all of our 5,500+ employees. We remain one of the few companies that award equity to ALL of our employees, with over 90% of last year's employee stock option grants going to employees other than the Named Executive Officers. This non-elitist, all-employee approach has resulted in a highly engaged workforce with an owner's mindset and turnover levels that are less than half of those of our peers.

Focus on the Long Term

Our product pipeline is the direct result of two decades of scientific research and development efforts, so emphasizing a long-term compensation horizon is key. We rely on stock options as our long-term incentive tool because the value they deliver depends on increasing shareholder return over multiple years (consistent with the drug-discovery/development cycle) and because they are easily understood by all of our employees. Importantly, stock option grants reward employees only if our shareholders benefit, in contrast to other types of equity-based compensation.

Managing Shareholder Dilution

Over the last four years, we reduced the number of options granted per employee, including our CEO, by approximately 48% to keep our annual dilution steady. We did this while still maintaining our all-employee equity award strategy and creating almost 3,500 new full-time jobs. Our annual "burn rate" (generally, the number of shares issued under our equity compensation program as a percentage of our outstanding capital stock) has remained about 4%; however, over 70% of last year's burn rate is attributable to awards below the Vice President level, consistent with our all-employee equity grant philosophy. The long-term incentive plan proposal in this proxy statement asks you to authorize the same number of new equity plan shares as our request in 2011, despite the fact that our employee headcount has tripled since then.

For these reasons, we ask that you support the amendment of our long-term incentive plan (Proposal No. 3). It will ensure that we maintain a compensation model that is the engine of our culture, strategy, product pipeline, and value creation. We also ask you to support management on the other proposals on the ballot: the election of six directors (Proposal No. 1), the ratification of our auditors (Proposal No. 2), the advisory vote on our Named Executive Officer compensation program (say-on-pay vote) (Proposal No. 4), and the advisory vote on the frequency of the say-on-pay vote (Proposal No. 5).

We want to thank you for your continued support of our company and to assure you that our culture has been and will always remain defined by our commitment to science, by our support of the incredibly talented men and women of Regeneron, and by always acting in the best interests of people with serious diseases.

Sincerely,

Charles A. Baker

Bonnie L. Bassler, Ph.D.

Michael S. Brown, M.D.

N. Anthony Coles, M.D.

Joseph L. Goldstein, M.D.

Christine A. Poon

Arthur F. Ryan

George L. Sing

Marc Tessier-Lavigne, Ph.D.

Huda Y. Zoghbi, M.D.

REGENERON

REGENERON PHARMACEUTICALS, INC.
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2017 Annual Meeting of Shareholders of Regeneron Pharmaceuticals, Inc. (the "Company") will be held on Friday, June 9, 2017, commencing at 10:30 a.m., Eastern Time, at the Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, New York, for the following purposes:

1   to elect five Class II directors for a term of three years and one Class I director for a term of two years;

2   to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017;

3   to approve the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, which approval shall also constitute approval for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, of certain performance goals in the Plan that may apply to awards thereunder;

4   to cast an advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say on pay);

5   to cast an advisory vote on whether future say-on-pay votes should be held every one, two, or three years (say on frequency); and

6   to act upon such other matters as may properly come before the meeting and any adjournment(s) or postponement(s) thereof.

The board of directors has fixed the close of business on April 13, 2017 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournment(s) or postponement(s) thereof.

Pursuant to the rules of the Securities and Exchange Commission, we have elected to use the "Notice and Access" method of providing our proxy materials over the Internet. Accordingly, we will mail, beginning on or about April 26, 2017, a Notice of Internet Availability of Proxy Materials to our shareholders of record and beneficial owners as of the record date (other than (i) those who previously elected to recieve proxy materials by e-mail, (ii) those who have previously asked to receive paper copies of the proxy materials, and (iii) shareholders who participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan). As of the date of mailing of the Notice of Internet Availability of Proxy Materials, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referenced in the Notice of Internet Availability of Proxy Materials.

The Notice of Internet Availability of Proxy Materials also contains a toll-free telephone number, an e-mail address, and a website where shareholders can request a paper or electronic copy of the proxy statement, our 2016 annual report, and/or a form of proxy relating to the Annual Meeting. These materials are available free of charge. The Notice also contains information on how to access and vote the form of proxy.

As Authorized by the Board of Directors,

Joseph J. LaRosa
Senior Vice President, General Counsel and Secretary

April 25, 2017

TABLE OF CONTENTS

TABLE OF CONTENTS

Note Regarding Forward-Looking Statements: See Appendix A for important information regarding
forward-looking statements contained in this proxy statement.

USERS' GUIDE

PROXY DASHBOARD

GENERAL INFORMATION

Meeting Date
JUNE 9, 2017

Time
10:30 A.M., ET

Location
WESTCHESTER MARRIOTT HOTEL
670 White Plains Road,
Tarrytown, New York 10591

Record Date
APRIL 13, 2017

MEETING AGENDA

Proposal	Matter	Board Vote Recommendation
1	Election of five Class II directors for a term of three years and one Class I director for a term of two years	For each director nominee
2	Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017	For
3	Approval of the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan	For
4	Advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say on pay)	For
5	Advisory vote on the frequency of future say-on-pay votes (say on frequency)	Every three years

PROXY HIGHLIGHTS

WE SEEK YOUR INPUT ON THREE COMPENSATION-RELATED MATTERS

Our mission of long-term commitment to science and innovation has shaped our compensation program, which is designed to sustain our business model and drive our product pipeline. We seek your vote on three compensation-related proposals:

1 approval of the amendment and restatement of our long-term incentive plan—see "Proposal No. 3: Amendment and Restatement of Long-Term Incentive Plan";

2 a non-binding proposal to approve the compensation of our Named Executive Officers—see "Proposal No. 4: Advisory Vote on Compensation of Named Executive Officers (Say on Pay)"; and

3 a non-binding proposal on the desired frequency of future say-on-pay votes—see "Proposal No. 5: Advisory Vote on the Frequency of Future Say-on-Pay Votes (Say on Frequency)."

As discussed in "Compensation-Related Matters—Compensation Introduction—Regeneron's General Approach to Compensation," our compensation model supports our core strategy and has been instrumental in creating a culture of loyal and motivated employees. As you consider voting on these proposals, please keep in mind the following:

- We award equity to ALL of our employees, with over 90% of last year's employee stock option grants going to employees other than the Named Executive Officers.

- We rely on stock options as our long-term incentive tool because the value they deliver depends on increasing shareholder return over multiple years (consistent with the drug-discovery/development cycle) and because they reward employees only if our shareholders benefit.

- In each of the last five years, our attrition rate was less than half the industry average (for example, our 2016 turnover rate was 7.2% compared to an industry average of 17.2%),[1] and scientists, who are the engine of our innovation, exhibited the lowest turnover rate of all classes of our employees.

- Over the last four years, we reduced the number of options granted per employee, including our CEO, by approximately 48% to keep our annual burn rate steady. We did this while maintaining our all-employee equity award strategy and creating almost 3,500 new full-time jobs, resulting in an increase of 177% in the number of our employees in that period.

- Our growth has come through innovation, our pipeline, and demand for our products, and we have never increased the price of any of our drugs.

Your support on each of these proposals will help us continue to develop the product pipeline that drives our performance and to harness the power of science for the benefit of people with serious diseases.

WE SEEK YOUR INPUT ON OUR BOARD

The composition of our board of directors reflects our core principle of "science first": over half of our directors are members of the National Academy of Sciences, and our board members include two Nobel laureates and holders of many scientific awards. By having our board of directors heavily populated with top-science talent, we signal to our shareholders and employees our seriousness about the Company's core competencies and primary value driver. Our board also includes individuals with experience building shareholder value through all stages of corporate development, as well as governance, financial, and policy expertise. Five of our board's 13 members are diverse by gender, race, or national origin.

Please refer to "Proposal No. 1: Election of Directors" for additional information.

WE SEEK RATIFICATION OF OUR AUDITORS

We pay close attention to the requirements applicable to us as a publicly traded company, including those relating to the audit of Regeneron's financial statements by our independent registered public accounting firm, PricewaterhouseCoopers LLP. In this proxy statement, we are asking you to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017.

Please refer to "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm" for additional information.

---

[1] Industry average is based on the Radford U.S. Life Sciences Trends Report for the relevant year.

GENERAL INFORMATION ABOUT THE MEETING

ANNUAL MEETING INFORMATION

When is the Annual Meeting?

June 9, 2017

What time is the Annual Meeting?

10:30 a.m., ET

Where is the Annual Meeting?

Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, New York 10591

What form of identification do I need to be admitted to the meeting?

If you attend the Annual Meeting in person, you will be asked to present valid, government-issued photo identification, such as a driver's license.

Where can I find directions to the Annual Meeting?

Directions to this location are available on our website at **http://newsroom.regeneron.com.**

Can I vote at the meeting?

Only shareholders of record at the close of business on the record date, April 13, 2017, are entitled to vote at the Annual Meeting. As of April 13, 2017, 104,379,152 shares of the Company's common stock, par value $0.001 per share ("common stock"), and 1,911,456 shares of the Company's Class A stock, par value $0.001 per share ("Class A stock"), were issued and outstanding. The common stock and the Class A stock vote together on all matters as a single class, with the common stock being entitled to one vote per share and the Class A stock being entitled to ten votes per share.

Can I listen to the meeting live if I cannot attend in person?

The Annual Meeting will be webcast. Information about the webcast is available on our website at **http://newsroom.regeneron.com.**

What is on the agenda at the meeting?

1 Election of five Class II directors for a term of three years and one Class I director for a term of two years

2 Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017

3 Approval of the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan

4 Advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say on pay)

5 Advisory vote on the frequency of future say-on-pay votes (say on frequency)

Can I ask a question at the Annual Meeting?

In-person attendees of the Annual Meeting will be given an opportunity to ask questions during a designated question-and-answer period.

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VOTING INFORMATION

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of the proxy materials?

The "Notice and Access" rules of the United States Securities and Exchange Commission (the "SEC") permit us to furnish proxy materials, including this proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 9, 2017 (the "2016 Annual Report"), to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders received a Notice of Internet Availability of Proxy Materials (the "Notice") and will not receive printed copies of the proxy materials unless they request them. The Notice will be mailed beginning on or about April 26, 2017. The Notice includes instructions on how you may access and review all of our proxy materials via the Internet. The Notice also includes instructions on how you may vote your shares. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials. Any request to receive proxy materials by mail or e-mail will remain in effect until you revoke it.

Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by Internet, by requesting and returning a paper proxy card, or by submitting a ballot in person at the meeting.

Why did I receive the Notice?

We sent you the Notice regarding this proxy statement because Regeneron's board of directors is asking (technically called soliciting) holders of common stock and Class A stock to provide proxies to be voted at our 2017 Annual Meeting of Shareholders or at any adjournment(s) or postponement(s) of the meeting.

How are proxies voted?

If you vote by proxy in time for it to be voted at the Annual Meeting, one of the individuals named as your proxy will vote your shares as you have directed. If you submit a proxy, but no indication is given as to how to vote your shares as to a proposal, your shares will be voted in the manner recommended by the board of directors. The board of directors knows of no matter, other than those indicated above under "What is on the agenda at the meeting?", to be presented at the Annual Meeting. If any other matter properly comes before the Annual Meeting, the persons named and designated as proxies will vote your shares in their discretion.

Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

Shareholders who previously elected to recieve proxy materials by e-mail will not receive a notice in the mail about the Internet availability of the proxy materials. Instead, these shareholders should have received an e-mail with links to the proxy materials and the proxy voting website. In addition, shareholders who have previously asked to receive paper copies of the proxy materials and shareholders who participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan will receive paper copies of the proxy materials.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders as of the record date of shares of common stock and Class A stock having a majority of the voting power of all shares of common stock and Class A stock outstanding on the record date will constitute a quorum for the transaction of business at the Annual Meeting. Shares held as of the record date by holders who are present or represented by proxy at the Annual Meeting but who have abstained from voting or have not voted with respect to some or all of such shares on any proposal to be voted on at the Annual Meeting will be counted as present for purposes of establishing a quorum.

How can I vote?

In person. If you are a shareholder of record, you may vote in person at the Annual Meeting. The Company will give you a ballot when you arrive. If you are a beneficial owner of shares held in the name of your bank, broker, or other nominee, or in "street name," to vote in person at the Annual Meeting you must obtain from your nominee and bring to the meeting a "legal proxy" authorizing you to vote such shares held as of the record date. We recommend you vote by proxy even if you plan to attend the meeting. So long as you meet the applicable requirements, you can always change your vote at the meeting. Instructions on voting by proxy are included below.

Via the Internet. You may vote by proxy via the Internet by visiting **www.proxyvote.com**. You will need the 12 digit control number included on the Notice or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received. You may vote via the Internet through 11:59 p.m., Eastern Time, on June 8, 2017.

Via telephone. You may vote by proxy via telephone by calling the toll free number found on the proxy card or the voting instruction form. You will need the 12 digit control number included on the proxy card or voting instruction form. You may vote via telephone through 11:59 p.m., Eastern Time, on June 8, 2017.

By mail. If you received printed copies of the proxy materials, you may vote by proxy by completing the proxy card or voting instruction form and returning it in the envelope provided.

If I am a Regeneron employee or former employee, how do I vote shares in the Company Stock Fund in my 401(k) account?

If you participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan, you may provide voting instructions to Fidelity Management Trust Company, the plan's trustee, (1) through the Internet at **www.proxyvote.com** by 11:59 p.m., Eastern Time, on June 6, 2017, (2) by calling 1-800-690-6903 by 11:59 p.m., Eastern Time, on June 6, 2017, or (3) by returning your completed proxy card by mail. The trustee will vote your shares in accordance with your instructions. If you do not provide timely voting instructions to the trustee, the trustee will vote your shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in the plan.

Can I change my vote or revoke my proxy?

Yes. You may change your vote or revoke your proxy at any time before the proxy is exercised. If you voted by proxy electronically through the Internet or by telephone as described above, you may simply vote again at a later date using the same procedures, in which case the later submitted proxy will be recorded and the earlier vote revoked. If you submitted your proxy by mail, you must (i) file with the Secretary of the Company, at or before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy you previously submitted or (ii) duly execute a later dated proxy relating to the same shares and deliver it to the Secretary of the Company or other designee before the taking of the vote at the Annual Meeting. Attendance at the Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Secretary of the Company before the proxy is exercised or you vote by written ballot at the Annual Meeting. If you hold your shares through a broker, bank, or other nominee in "street name," you will need to contact them or follow the instructions in the voting instruction form used by the firm that holds your shares to revoke your proxy.

Who solicits proxies and bears the cost of solicitation?

Solicitation of proxies may be made by mail, in person, or by telephone by officers, directors, and other employees of the Company and by employees of the Company's transfer agent, American Stock Transfer & Trust Company, LLC ("AST"), and employees of Broadridge Financial Solutions, Inc. ("Broadridge"). We will reimburse AST, Broadridge, and our banks, brokers, and other custodians, nominees, and fiduciaries for their respective reasonable costs in the preparation and mailing of proxy materials to shareholders. In addition, we have engaged Innisfree M&A Incorporated to assist in the solicitation of proxies and provide related advice and informational support for a services fee and the reimbursement of customary disbursements that are not expected to exceed $25,000 in the aggregate. We will bear all costs of the solicitation of proxies.

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What are the board's recommendations?

The board of directors recommends that you vote:

FOR election of each of the five nominated Class II directors and the one nominated Class I director (Proposal No. 1)

FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2017 (Proposal No. 2)

FOR approval of the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, including approval for purposes of Section 162(m) of the Internal Revenue Code of certain performance goals in the Plan that may apply to awards thereunder (Proposal No. 3)

FOR approval of the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say on pay) (Proposal No. 4)

THREE YEARS a frequency of every three years for the advisory vote regarding the frequency of future say-on-pay votes (Proposal No. 5)

What vote is required to approve each proposal?

The following table summarizes the voting requirements applicable to the proposals to be voted on at the Annual Meeting:

Proposal		Vote Required	Effect of Abstentions[1]	Broker Discretionary Voting Allowed?[2]
1	Election of Directors	Majority of the votes cast. In accordance with our director resignation policy, an incumbent director who fails to receive the required number of votes in an uncontested election will be required to tender his or her resignation to the Chairman of the board of directors for consideration by the Corporate Governance and Compliance Committee.	No effect Not considered votes cast on this proposal	No Brokers without voting instructions will not be able to vote on this proposal
2	Ratification of the Appointment of Pricewaterhouse Coopers LLP	Majority of the votes cast	No effect Not considered votes cast on this proposal	Yes Brokers without voting instructions will have discretionary authority to vote
3	Approval of the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan	Majority of the votes cast	No effect Not considered votes cast on this proposal	No Brokers without voting instructions will not be able to vote on this proposal
4	Say on Pay	Non-binding, advisory proposal. We will consider the matter approved if it receives the affirmative vote of a majority of the votes cast	No effect Not considered votes cast on this proposal	No Brokers without voting instructions will not be able to vote on this proposal
5	Say on Frequency	Non-binding, advisory proposal. We will consider the option that receives a plurality of the votes cast to be the recommendation of shareholders	No effect Not considered votes cast on this proposal	No Brokers without voting instructions will not be able to vote on this proposal

[1] As noted above, abstentions will be counted as present for purposes of establishing a quorum at the Annual Meeting.

[2] Only relevant if you are the beneficial owner of shares held in "street name." If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

If any other matter is properly brought before the Annual Meeting, such matter also will be determined by the affirmative vote of a majority of the votes cast at the Annual Meeting.

Please note that cameras, other photographic equipment, or audio or video recording devices will not be permitted at the Annual Meeting.

INFORMATION ABOUT REGENERON

If you would like to learn more about Regeneron, please visit our website at www.regeneron.com. The topics discussed on our website include:

- Working at Regeneron
- Our Science Research Mentorship Program
- The Regeneron Science Talent Search
- STEM Teaching Fellowship
- Our Graduate Internship Program

- Our Post-doctoral Training Program
- Regeneron employee volunteer programs
- Our greenhouse gas emissions reduction efforts
- Our waste recycling, waste management, and energy conservation initiatives

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From Left: N. Anthony Coles, M.D. / Arthur F. Ryan / Michael S. Brown, M.D. / George L. Sing / Bonnie L. Bassler, Ph.D. / Leonard S. Schleifer, M.D., Ph.D. / P. Roy Vagelos, M.D. / George D. Yancopoulos, M.D., Ph.D. / Christine A. Poon / Joseph L. Goldstein, M.D. / Huda Y. Zoghbi, M.D. / Marc Tessier-Lavigne, Ph.D. / Charles A. Baker



BOARD OF DIRECTORS

MEET THE BOARD

As the first substantive order of business at the 2017 Annual Meeting, you have an opportunity to vote on six members of our board of directors. This is the right starting point not only because the board oversees Regeneron, but because understanding the Regeneron board leads to a better understanding of the Company and its business model.

As our President and CEO has observed, "Our dream when we started Regeneron was to build a company where the scientists would be the heroes." The composition of Regeneron's board reflects this founding principle: over half of our directors are members of the National Academy of Sciences, and our board members include two Nobel laureates and holders of many scientific awards. In addition, the board includes individuals with experience building shareholder value through all stages of corporate development. Various members bring substantial governance experience gained from service on other boards and others bring financial, policy, and management expertise. Five of our board's 13 members are diverse by gender, race, or national origin.

The table below summarizes key qualifications, skills, or attributes most relevant to the decision to nominate the director to serve on the board of directors. A mark indicates a specific area of focus or expertise on which the board of directors relies most. The lack of a mark does not mean the director does not possess that qualification or skill. Each director biography below describes these qualifications and relevant experience in more detail. We believe the table below demonstrates the breadth and diversity of the collective experience, expertise, and skills of our board of directors.

Experience, Expertise, or Attribute	Charles A. Baker	Bonnie L. Bassler, Ph.D.	Michael S. Brown, M.D.	N. Anthony Coles, M.D.	Joseph L. Goldstein, M.D.	Christine A. Poon	Arthur F. Ryan	Leonard S. Schleifer, M.D., Ph.D.	George L. Sing	Marc Tessier-Lavigne, Ph.D.	P. Roy Vagelos, M.D.	George D. Yancopoulos, M.D., Ph.D.	Huda Y. Zoghbi, M.D.
Industry Experience	●	●	●	●	●	●	●	●	●	●	●	●	
Executive/Leadership Experience	●	●	●	●	●	●	●	●	●	●	●	●	●
Science/Biotech Background	●	●	●	●	●	●		●	●	●	●	●	●
Research/Academic Experience		●	●	●	●	●		●		●	●	●	●
Business Strategy/ Operations Experience	●			●		●	●	●	●	●	●	●	
Financial Expertise	●			●		●	●	●	●		●		
Public Company CEO Experience	●			●			●	●			●		
National Academy of Sciences Membership		●	●		●					●	●	●	●

9

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NOMINEES FOR CLASS II DIRECTORS
FOR ELECTION AT THE 2017 ANNUAL MEETING FOR A TERM EXPIRING AT THE 2020 ANNUAL MEETING[1]



N. ANTHONY COLES, M.D.

Director since: 2017

Age: 56

Independent

OTHER PUBLIC BOARDS (PAST FIVE YEARS)
- McKesson Corporation
- CRISPR Therapeutics AG
- Onyx Pharmaceuticals, Inc. (until 2013)

Dr. Coles has served as Chairman and Chief Executive Officer of Yumanity Therapeutics, LLC, a company focused on transforming drug discovery for neurodegenerative diseases, since October 2014. Prior to this, from October 2013, Dr. Coles served as Chairman and CEO of TRATE Enterprises LLC, a privately held company. Dr. Coles served as President, Chief Executive Officer, and Chairman of the Board of Onyx Pharmaceuticals, Inc., a biopharmaceutical company, from 2012 until 2013, having served as its President, Chief Executive Officer, and a member of its board of directors from 2008 until 2012. Prior to joining Onyx in 2008, he was President, Chief Executive Officer, and a member of the board of directors of NPS Pharmaceuticals, Inc., a biopharmaceutical company. Before joining NPS in 2005, he served in various leadership positions in the biopharmaceutical and pharmaceutical industries, including at Merck & Co., Inc., Bristol-Myers Squibb Company, and Vertex Pharmaceuticals Incorporated. In addition to having previously served as a director of Onyx and NPS, he was formerly a director of Laboratory Corporation of America Holdings and Campus Crest Communities, Inc.

Dr. Coles has been a director of McKesson Corporation since April 2014 and serves on the Compensation Committee and the Finance Committee of its board of directors. He has also served as Chairman of the board of directors of CRISPR Therapeutics AG since October 2015, and serves on its Compensation Committee and Nominating and Corporate Governance Committee.

The experience of Dr. Coles as a seasoned executive and corporate director with extensive knowledge of highly regulated biopharmaceutical and pharmaceutical companies, as well as his in-depth knowledge and understanding of the regulatory environment in which Regeneron operates, led to the board's decision to nominate Dr. Coles for election to the board.

Board and Committee Membership	Attendance in 2016*
Board of Directors	N/A
Audit Committee	N/A

* Dr. Coles was elected as a member of the board and the Audit Committee effective January 27, 2017.

Regeneron Securities Beneficially Owned as of April 13, 2017	0

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[1] Biographical information is given, as of April 13, 2017, for each nominee for Class II Director and Class I Director and for each of the other directors whose term of office will continue after the 2017 Annual Meeting. All the nominees are presently directors and, with the exception of Drs. Bassler, Coles, and Zoghbi, were previously elected by the shareholders. None of the corporations or other organizations referred to below with which a director has been or is currently employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.



JOSEPH L. GOLDSTEIN, M.D.

Director since: 1991
Age: 76
Independent

SCIENTIFIC SOCIETY MEMBERSHIPS

- The National Academy of Sciences
- The National Academy of Medicine
- The Royal Society of London

Dr. Goldstein has been a Professor of Molecular Genetics and Internal Medicine and the Chairman of the Department of Molecular Genetics at The University of Texas Southwestern Medical Center at Dallas since 1977.

Dr. Goldstein is a member of the National Academy of Sciences, the National Academy of Medicine, and the Royal Society of London. He also serves on the Boards of Trustees of The Rockefeller University and the Howard Hughes Medical Institute. Drs. Goldstein and Brown jointly received the Nobel Prize for Physiology or Medicine in 1985 and the U.S. National Medal of Science in 1988.

Dr. Goldstein's extensive research experience, his distinguished scientific and academic credentials, including his receipt of the Nobel Prize for Physiology or Medicine in 1985, and his substantial understanding of the Company gained through his service as a director since 1991, led to the board's decision to nominate Dr. Goldstein for reelection to the board.

Board and Committee Membership	Attendance in 2016
Board of Directors	9/9
Compensation Committee	9/9
Technology Committee	2/2

	For	Against/Witheld
Prior Voting Results (2014)	91.4%	8.6%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Common Stock	13,000
Options	33,797

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CHRISTINE A. POON

Director since: 2010
Age: 64
Independent

OTHER PUBLIC BOARDS (PAST FIVE YEARS)
- Prudential Financial
- The Sherwin-Williams Company
- Royal Philips Electronics

Ms. Poon is an Executive-in-Residence in the Department of Management and Human Resources at The Max M. Fisher College of Business at The Ohio State University, where she served as Dean and the John W. Berry, Sr. Chair in Business from 2009 to 2014.

Prior to joining Fisher, Ms. Poon spent eight years at Johnson & Johnson, most recently as vice chairman and worldwide chairman of pharmaceuticals. At Johnson & Johnson, she served on the company's board of directors and executive committee and was responsible for managing the pharmaceutical businesses of the company. Prior to joining Johnson & Johnson, Ms. Poon spent 15 years at Bristol-Myers Squibb Company, a global pharmaceutical company, where she held senior leadership positions including president of international medicines and president of medical devices. Ms. Poon serves on the boards of directors of Prudential Financial, Inc. and The Sherwin-Williams Company and the Supervisory Board of Royal Philips Electronics.

Ms. Poon's extensive expertise in domestic and international business operations, including sales and marketing and commercial operations, and her deep strategic and operational knowledge of the pharmaceutical industry, led to the board's decision to nominate Ms. Poon for reelection to the board.

Board and Committee Membership	Attendance in 2016
Board of Directors	8/9
Compensation Committee, Chairperson*	8/9
Corporate Governance and Compliance Committee	6/6

* Ms. Poon was elected as Chairperson of the Compensation Committee effective April 1, 2016.

	For	Against/Witheld
Prior Voting Results (2014)	91.4%	8.6%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Common Stock	790
Options	92,577

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P. ROY VAGELOS, M.D.

Chairman of the Board
Director since: 1995
Age: 87

SCIENTIFIC SOCIETY MEMBERSHIPS

- The National Academy of Sciences
- The National Academy of Medicine
- The American Philosophical Society

Prior to joining Regeneron, Dr. Vagelos was Chairman of the Board and Chief Executive Officer of Merck & Co., Inc., a global pharmaceutical company. He joined Merck in 1975, became a director in 1984, President and Chief Executive Officer in 1985, and Chairman in 1986. Dr. Vagelos retired from all positions with Merck in 1994. Dr. Vagelos served on the board of directors of Theravance, Inc. through April 2010. Dr. Vagelos is a member of the National Academy of Sciences, the National Academy of Medicine, and the American Philosophical Society. During his tenure as Chairman of the Company and previously as Chairman and Chief Executive Officer of Merck, Dr. Vagelos developed an extensive understanding of the complex business, operational, scientific, regulatory, and commercial issues facing the pharmaceutical industry.

Dr. Vagelos's tenure and experience with the Company and Merck, his extensive knowledge of the pharmaceutical industry, his substantial leadership experience, and his significant understanding of the Company led to the board's decision to nominate Dr. Vagelos for reelection to the board.

Board and Committee Membership	Attendance in 2016
Board of Directors	9/9

	For	Against/Witheld
Prior Voting Results (2014)	99.3%	0.7%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Common Stock	1,020,704
Options	1,807,627

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HUDA Y. ZOGHBI, M.D.

Director since: 2016
Age: 62
Independent

SCIENTIFIC SOCIETY MEMBERSHIPS

- The National Academy of Sciences
- The Institute of Medicine
- The American Association for the Advancement of Science

Dr. Zoghbi is currently a professor in the departments of Pediatrics, Molecular and Human Genetics, and Neurology and Neuroscience at Baylor College of Medicine, the director of the Jan and Dan Duncan Neurological Research Institute at Texas Children's Hospital, and an investigator of the Howard Hughes Medical Institute. She has been elected to the National Academy of Sciences, the Institute of Medicine, and the American Association for the Advancement of Science, and has been awarded numerous recognitions for her work, including the Pearl Meister Greengard Prize, the March of Dimes Prize in Developmental Biology, and the Vanderbilt Prize in Biomedical Science.

Dr. Zoghbi earned her B.Sc. from the American University of Beirut, received her M.D. from Meharry Medical College in Nashville, Tennessee, and completed her pediatrics residency and a joint residency in neurology and pediatric neurology at Baylor College of Medicine, where she then pursued postdoctoral research training in molecular genetics.

Dr. Zoghbi's extensive research experience and her scientific and academic career and accomplishments led to the board's decision to nominate Dr. Zoghbi for election to the board.

Board and Committee Membership	Attendance in 2016*
Board of Directors	3/4
Corporate Governance and Compliance Committee	1/2
Technology Committee	0/1

* Dr. Zoghbi was elected as a member of the board and the Corporate Governance and Compliance Committee and the Technology Committee effective September 9, 2016.

Regeneron Securities Beneficially Owned as of April 13, 2017	0

NOMINEE FOR CLASS I DIRECTOR
FOR ELECTION AT THE 2017 ANNUAL MEETING FOR A TERM EXPIRING AT THE 2019 ANNUAL MEETING



BONNIE L. BASSLER, Ph.D.

Director since: 2016
Age: 54
Independent

SCIENTIFIC SOCIETY MEMBERSHIPS

- The National Academy of Sciences
- The American Academy of Arts and Sciences
- The Royal Society of London
- The American Philosophical Society

OTHER PUBLIC BOARDS (PAST FIVE YEARS)

- Sanofi (until 2016)

Dr. Bassler is currently the Chair of the Department of Molecular Biology and the Squibb Professor in Molecular Biology at Princeton University, and a Howard Hughes Medical Institute Investigator. Dr. Bassler has previously served as the President of the American Society for Microbiology, as well as on the boards for the American Association for the Advancement of Science, the National Science Foundation, and the American Academy of Microbiology. She has been elected to the National Academy of Sciences, the American Academy of Arts and Sciences, the Royal Society of London, and the American Philosophical Society, and has received many scientific honors, including a MacArthur Foundation Fellowship, the Lounsbery Award, and the Shaw Prize for Life Science and Medicine.

Dr. Bassler received her B.Sc. from the University of California, Davis, and her Ph.D. in Biochemistry from Johns Hopkins University. She served as a Postdoctoral Fellow and Research Scientist at the Agouron Institute in La Jolla, CA, before becoming a faculty member at Princeton University. Dr. Bassler served as a director of Sanofi from November 2014 to July 2016.

Dr. Bassler's extensive research experience and her scientific and academic career and accomplishments, as well as her experience as a corporate director, led to the board's decision to nominate Dr. Bassler for election to the board.

Board and Committee Membership	Attendance in 2016[*]
Board of Directors	4/4
Corporate Governance and Compliance Committee	2/2
Technology Committee	1/1

* Dr. Bassler was elected as a member of the board and the Corporate Governance and Compliance Committee and the Technology Committee effective September 9, 2016.

Regeneron Securities Beneficially Owned as of April 13, 2017	0

CLASS I DIRECTORS CONTINUING IN OFFICE
TERM EXPIRES AT THE 2019 ANNUAL MEETING



MICHAEL S. BROWN, M.D.

Director since: 1991
Age: 76
Independent

SCIENTIFIC SOCIETY MEMBERSHIPS
- The National Academy of Sciences
- The National Academy of Medicine
- The Royal Society of London

OTHER PUBLIC BOARDS (PAST FIVE YEARS)
- Pfizer Inc. (until 2012)

Dr. Brown holds the Distinguished Chair in Biomedical Sciences, a position he has held since 1989, and is a Regental Professor of Molecular Genetics and Internal Medicine, and the Director of the Jonsson Center for Molecular Genetics, at The University of Texas Southwestern Medical Center at Dallas, positions he has held since 1985. Drs. Brown and Goldstein jointly received the Nobel Prize for Physiology or Medicine in 1985 and the U.S. National Medal of Science in 1988. Dr. Brown is a member of the National Academy of Sciences, the National Academy of Medicine, and Foreign Member of the Royal Society of London. Dr. Brown retired as a member of the board of directors of Pfizer Inc. in 2012.

Dr. Brown's distinguished scientific and academic background, including his receipt of the Nobel Prize for Physiology or Medicine in 1985, and his significant industry experience gained through his service on the board of directors of the Company and of a leading pharmaceutical company, led to the board to conclude that Dr. Brown should serve as a director.

Board and Committee Membership	Attendance in 2016
Board of Directors	8/9
Corporate Governance and Compliance Committee	5/6
Technology Committee, Chairman	1/2

	For	Against/Witheld
Prior Voting Results (2016)	90.8%	9.2%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Common Stock	22,599
Options	34,047



LEONARD S. SCHLEIFER, M.D., Ph.D.

President and Chief Executive Officer
Director since: 1988
Age: 64

Dr. Schleifer founded the Company in 1988, has been a Director and its President and Chief Executive Officer since its inception, and served as Chairman of the Board from 1990 through 1994. Dr. Schleifer, together with Regeneron's founding scientist, Dr. Yancopoulos, built and has managed the Company over the past nearly 30 years. Dr. Schleifer is a licensed physician and is certified in Neurology by the American Board of Psychiatry and Neurology. With nearly 30 years of experience as Chief Executive Officer of the Company, Dr. Schleifer brings to the board an incomparable knowledge of the Company, significant leadership experience, and an in-depth understanding of the complex research, drug development, and business issues facing companies in the biopharmaceutical industry.

Dr. Schleifer's significant industry and leadership experience, as well as his extensive knowledge of the Company, led the board to conclude that Dr. Schleifer should serve as a director.

Board and Committee Membership	Attendance in 2016
Board of Directors	9/9
Technology Comittee	2/2

	For	Against/Witheld
Prior Voting Results (2016)	99.4%	0.6%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Class A Stock	1,726,565
Common Stock	163,138
Options	2,192,831

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GEORGE D. YANCOPOULOS, M.D., Ph.D.

President and Chief Scientific Officer
Director since: 2001
Age: 57

SCIENTIFIC SOCIETY MEMBERSHIPS

- The National Academy of Sciences

Dr. Yancopoulos joined Dr. Schleifer in 1989 as founding scientist of the Company, and together they built and have managed the Company since then. Dr. Yancopoulos is currently President and Chief Scientific Officer, and has served on the board since 2001.

He received his M.D. and Ph.D. from Columbia University. Dr. Yancopoulos was the 11th most highly cited scientist in the world in the 1990s, and in 2004 he was elected to be a member of the National Academy of Sciences. Dr. Yancopoulos, together with key members of his team, is a principal inventor and/or developer of the five FDA-approved drugs the Company has developed, EYLEA® (aflibercept) Injection, Praluent® (alirocumab) Injection, Dupixent® (dupilumab) Injection, ZALTRAP® (ziv-aflibercept) Injection for Intravenous Infusion, and ARCALYST® (rilonacept) Injection for Subcutaneous Use, as well as of its foundation technologies, including the TRAP technology, *VelociGene*®, and *VelocImmune*®. As one of the few members of the National Academy of Sciences from industry and as an author of a substantial number of scientific publications, Dr. Yancopoulos has a distinguished record of scientific expertise. Dr. Yancopoulos also brings to the board his experience in building and managing the Company, his in-depth knowledge of the Company's technologies and research and development programs, and his proven track-record for envisioning successful long-term strategic directions and opportunities.

Dr. Yancopoulos's significant industry and scientific experience, as well as his extensive knowledge of the Company, led the board to conclude that Dr. Yancopoulos should serve as a director.

Board and Committee Membership	Attendance in 2016
Board of Directors	9/9
Technology Committee	2/2

	For	Against/Witheld
Prior Voting Results (2016)	98.9%	1.1%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Class A Stock	42,750
Common Stock	1,161,108
Options	1,844,128

CLASS III DIRECTORS CONTINUING IN OFFICE
TERM EXPIRES AT THE 2018 ANNUAL MEETING



CHARLES A. BAKER

Director since: 1989

Age: 84

Independent

OTHER PUBLIC BOARDS (PAST FIVE YEARS)
- Progenics Pharmaceuticals, Inc. (until 2013)

In September 2000, Mr. Baker retired as Chairman, President, and Chief Executive Officer of The Liposome Company, Inc., a biopharmaceutical company, a position he had held since December 1989. During his career, Mr. Baker served in a senior management capacity in various other pharmaceutical companies, including tenures as Group Vice President, Squibb Corporation (now Bristol-Myers Squibb Company) and President, Squibb International, and various senior executive positions at Abbott Laboratories and Pfizer Inc. From 1994 to 2013, Mr. Baker served as a member of the board of directors of Progenics Pharmaceuticals, Inc., a biopharmaceutical company.

Mr. Baker's substantial commercial experience gained from leadership roles at biopharmaceutical and pharmaceutical companies, his extensive industry knowledge, his having overseen the approval, manufacture, and marketing of pharmaceutical products throughout the world and having led a biotechnology company to sustained profitability, and his significant understanding of the Company led the board to conclude that Mr. Baker should serve as a director.

Board and Committee Membership	Attendance in 2016
Board of Directors	9/9
Audit Committee	10/10
Compensation Committee	9/9

	For	Against/Witheld
Prior Voting Results (2015)	90.3%	9.7%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Class A Stock	62,384
Common Stock	9,000
Options	85,047

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ARTHUR F. RYAN

Director since: 2003
Age: 74
Independent

OTHER PUBLIC BOARDS (PAST FIVE YEARS)

- Citizens Financial Group, Inc.
- Royal Bank of Scotland Group plc (until 2013)

In 2008, Mr. Ryan retired as the Chairman of the Board of Prudential Financial, Inc., one of the largest diversified financial institutions in the world. He served as Chief Executive Officer of Prudential until December 2007. Prior to joining Prudential in December 1994, Mr. Ryan served as President and Chief Operating Officer of Chase Manhattan Bank since 1990. Mr. Ryan managed Chase's worldwide retail bank between 1984 and 1990. From 2008 to 2013, Mr. Ryan served as a non-executive director of the Royal Bank of Scotland Group plc. Since April 2009, Mr. Ryan has served as a director of Citizens Financial Group, Inc., a retail bank holding company that became publicly traded in September 2014, and currently serves as its lead director, chair of the Compensation and Human Resources Committee, and a member of the Nominating and Corporate Governance Committee.

Mr. Ryan's substantial leadership experience as a chief executive officer of leading companies in the banking and insurance industries, and his extensive business experience and financial expertise, led the board to conclude that Mr. Ryan should serve as a director.

Board and Committee Membership	Attendance in 2016
Board of Directors	9/9
Audit Committee	10/10
Corporate Governance and Compliance Committee, Chairman	6/6

	For	Against/Witheld
Prior Voting Results (2015)	96.7%	3.3%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Common Stock	35,500
Options	23,797

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GEORGE L. SING

Director since: 1988
Age: 67
Independent

Since 1998, Mr. Sing has been a Managing Director of Lancet Capital, a venture capital investment firm in the healthcare field. From January 2004 to April 2015, Mr. Sing served as Chief Executive Officer of Stemnion, Inc. (currently known as Noveome Biotherapeutics, Inc.), a biomedical company in the regenerative medicine field.

Mr. Sing's extensive healthcare and financial expertise as a healthcare venture capital investor and biomedical company chief executive officer, his executive leadership experience, and his substantial knowledge of the Company led the board to conclude that Mr. Sing should serve as a director.

Board and Committee Membership	Attendance in 2016
Board of Directors	9/9
Audit Committee	10/10
Compensation Committee	9/9

	For	Against/Witheld
Prior Voting Results (2015)	90.3%	9.7%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Common Stock	137,272
Options	98,047

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MARC TESSIER-LAVIGNE, Ph.D.

Director since: 2011

Age: 57

Independent

SCIENTIFIC SOCIETY MEMBERSHIPS

- The National Academy of Sciences
- The National Academy of Medicine
- The Royal Society of London
- The Royal Society of Canda

OTHER PUBLIC BOARDS (PAST FIVE YEARS)

- Agios Pharmaceuticals, Inc.
- Juno Therapeutics, Inc.
- Pfizer Inc. (until 2015)

Dr. Tessier-Lavigne has been the President of Stanford University since September 2016. Before assuming his role at Stanford, he served as the President of The Rockefeller University and a Carson Family Professor and head of the Laboratory of Brain Development at The Rockefeller University from March 2011. Previously, he served as Executive Vice President and Chief Scientific Officer at Genentech, Inc., which he joined in 2003. He was a professor at Stanford University from 2001 to 2003 and at the University of California, San Francisco from 1991 to 2001. Dr. Tessier-Lavigne is a member of the National Academy of Sciences, the National Academy of Medicine, and a fellow of the Royal Societies of London and Canada. Dr. Tessier-Lavigne is a member of the Board of Directors of Agios Pharmaceuticals, Inc. and Juno Therapeutics, Inc., and previously served on the board of directors of Pfizer Inc.

Dr. Tessier-Lavigne's distinguished scientific and academic background, and his significant industry experience, including experience in senior scientific leadership roles at a leading biopharmaceutical company, led the board to conclude that Dr. Tessier-Lavigne should serve as a director.

Board and Committee Membership	Attendance in 2016
Board of Directors	8/9
Compensation Committeee*	2/2
Technology Committee	1/2

* Dr. Tessier-Lavigne resigned as Chairman and member of the Compensation Committee effective April 1, 2016.

	For	Against/Witheld
Prior Voting Results (2015)	87.5	12.5%

Regeneron Securities Beneficially Owned as of April 13, 2017	
Common Stock	1,187
Options	52,326

BOARD COMMITTEES

The board has a standing Audit Committee, Compensation Committee, and Corporate Governance and Compliance Committee, each of which is comprised entirely of independent directors. The Corporate Governance and Compliance Committee is responsible for reviewing and recommending for the board's selection candidates to serve on our board of directors and for overseeing all aspects of the Company's compliance program other than financial compliance. The board also has a standing Technology Committee. The board has adopted charters for the Audit Committee, Compensation Committee, Corporate Governance and Compliance Committee, and Technology Committee, current copies of which are available on our website at **www.regeneron.com** under the "Corporate Governance" heading on the "Investors & Media" page.

We show below information on the membership, key functions, and number of meetings of each board committee during 2016.

AUDIT COMMITTEE

Members

George L. Sing, Chairman

Charles A. Baker

Arthur F. Ryan

Number of Meetings Held in 2016

10

Key Functions

- Select the independent registered public accounting firm, review and approve its engagement letter, and monitor its independence and performance.
- Review the overall scope and plans for the annual audit by the independent registered public accounting firm.
- Approve performance of non-audit services by the independent registered public accounting firm and evaluate the performance and independence of the independent registered public accounting firm.
- Review and approve the Company's periodic financial statements and the results of the year-end audit.
- Review and discuss the adequacy and effectiveness of the Company's accounting and internal control policies and procedures.
- Evaluate the internal audit process for establishing the annual audit plan; review and approve the appointment and replacement of the Company's Chief Audit Executive, if applicable, and any outside entities providing internal audit services and evaluate their performance on an annual basis.
- Review the independent registered public accounting firm's recommendations concerning the Company's financial practices and procedures.
- Oversee the Company's risk management program.
- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- Review and approve any related person transaction.
- Prepare an annual report of the Audit Committee for inclusion in the Company's proxy statement.

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COMPENSATION COMMITTEE

Members

Christine A. Poon, *Chairperson* [1]

Charles A. Baker

Joseph L. Goldstein, M.D.

George L. Sing

Marc Tessier-Lavigne, Ph.D.
(*until April 1, 2016*) [1]

Number of Meetings Held in 2016

9

Key Functions

- Evaluate the performance of the Chief Executive Officer and other executive officers of the Company.
- Approve the total compensation budget for all Company employees.
- Oversee the Company's compensation and benefit philosophy and programs generally.
- Review and approve annually the corporate goals and objectives applicable to the compensation of the Chief Executive Officer and the goals and objectives of the Company's executive compensation programs.
- Review and approve the Compensation Discussion and Analysis to be included in the Company's proxy statement.
- Prepare an annual report of the Compensation Committee for inclusion in the Company's proxy statement.

CORPORATE GOVERNANCE & COMPLIANCE COMMITTEE

Members

Arthur F. Ryan, *Chairman*

Bonnie L. Bassler, Ph.D.
(*since September 9, 2016*)

Michael S. Brown, M.D.

Christine A. Poon

Huda Y. Zoghbi, M.D.
(*since September 9, 2016*)

Number of Meetings Held in 2016

6

Key Functions

- Identify qualified individuals to become members of the board and recommend such candidates to the board.
- Assess the functioning of the board and its committees and make recommendations to the board concerning the appropriate size, function, and needs of the board.
- Make recommendations to the board regarding non-employee director compensation.
- Make recommendations to the board regarding corporate governance matters and practices.
- Oversee all aspects of the Company's comprehensive compliance program other than financial compliance.

TECHNOLOGY COMMITTEE

Members

Michael S. Brown, M.D., *Chairman*

Bonnie L. Bassler, Ph.D.
(*since September 9, 2016*)

Joseph L. Goldstein, M.D.

Marc Tessier-Lavigne, Ph.D.

P. Roy Vagelos, M.D.

Leonard S. Schleifer, M.D., Ph.D. [2]

George D. Yancopoulos, M.D., Ph.D. [2]

Huda Y. Zoghbi, M.D.
(*since September 9, 2016*)

Number of Meetings Held in 2016

2

Key Functions

- Review and evaluate the Company's research and clinical development programs, plans, and policies.

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[1] Ms. Poon was appointed as Chairperson of the Compensation Committee effective as of April 1, 2016, effective as of the resignation of Dr. Tessier-Lavigne as Chairman and a member of the Compensation Committee.

[2] *Ex Officio* Member.

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BOARD GOVERNANCE

BOARD STRUCTURE

Pursuant to the Company's Certificate of Incorporation, the board of directors is divided into three classes, denominated Class I, Class II, and Class III, with members of each class holding office for staggered three-year terms. There are currently four members in each of Class I and Class III and five members in Class II. The respective terms of the directors expire (in all cases, subject to the election and qualification of their successors and to their earlier death, resignation, or removal) as follows:

- The terms of the Class II Directors expire at the 2017 Annual Meeting;

- The terms of Bonnie L. Bassler, Ph.D. and Huda Y. Zoghbi, M.D., who were elected a Class I Director and a Class II Director, respectively, by the board of directors on September 9, 2016, and N. Anthony Coles, M.D., who was elected as a Class II Director by the board of directors on January 27, 2017, expire at the 2017 Annual Meeting;

- The terms of the Class III Directors expire at the 2018 Annual Meeting; and

- The terms of the Class I Directors (other than Dr. Bassler) expire at the 2019 Annual Meeting.

The election of Drs. Bassler, Coles, and Zoghbi at the 2017 Annual Meeting is mandated by Section 704 of the New York Business Corporation Law, pursuant to which a director elected to fill a vacancy, unless elected by the shareholders, shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business, and until his or her successor has been elected and qualified.

The election of Dr. Coles to the board of directors followed his designation by Sanofi as its successor designee and the exercise of Sanofi's right to designate a successor designee to the board of directors in accordance with the Amended and Restated Investor Agreement between us and Sanofi described under "Certain Relationships and Related Transactions—Transactions with Related Persons—Amended and Restated Investor Agreement with Sanofi."

BOARD MEETINGS AND ATTENDANCE OF DIRECTORS

The board held six regular meetings and three special meetings in 2016. All directors attended more than 75% of the total number of meetings of the board and committees of the board on which they served, other than Dr. Zoghbi. Dr. Zoghbi was not able to attend the November 2016 meetings of the board and the committees on which she served due to a commitment that predated her election to the board; Dr. Zoghbi attended all of the other applicable board and committee meetings in 2016. According to the Regeneron Board of Directors Corporate Governance Guidelines, board members are expected to attend the Company's Annual Meeting of Shareholders. All of the directors then in office attended our 2016 Annual Meeting of Shareholders.

PROCEDURES RELATING TO NOMINEES

The Corporate Governance and Compliance Committee will consider a nominee for election to the board of directors recommended by a shareholder of record if the shareholder submits the recommendation in compliance with the requirements of our Guidelines Regarding Director Nominations, which are available on our website at **www.regeneron.com** under the "Corporate Governance" heading on the "Investors & Media" page.

In considering potential candidates for the board of directors, the Corporate Governance and Compliance Committee considers factors such as whether or not a potential candidate: (1) possesses

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relevant expertise; (2) brings skills and experience complementary to those of the other members of the board; (3) has sufficient time to devote to the affairs of the Company; (4) has demonstrated excellence in his or her field; (5) has the ability to exercise sound business judgment; (6) has the commitment to rigorously represent the long-term interests of the Company's shareholders; (7) possesses a diverse background and experience, including with respect to race, age, and gender; and (8) such other factors as the Corporate Governance and Compliance Committee may determine from time to time.

Candidates for director are reviewed in the context of the current composition of the board of directors, the operating requirements of the Company, and the long-term interests of shareholders. In conducting the assessment, the Committee considers the individual's independence, experience, skills, background, and diversity, including with respect to race, age, and gender, along with such other factors as it deems appropriate, given the current needs of the board and the Company to maintain a balance of knowledge, experience, and capabilities. When recommending a slate of director nominees each year, the Corporate Governance and Compliance Committee reviews the current composition of the board of directors in order to recommend a slate of directors who, with the continuing directors, will provide the board with the requisite diversity of skills, expertise, experience, and viewpoints necessary to effectively fulfill its duties and responsibilities.

In the case of an incumbent director whose term of office is set to expire, the Corporate Governance and Compliance Committee reviews such director's overall service to the Company during the director's term and also considers the director's interest in continuing as a member of the board. In the case of a new director candidate, the Corporate Governance and Compliance Committee also reviews whether the nominee is "independent," based on our Corporate Governance Guidelines, applicable listing standards of the NASDAQ Stock Market LLC, and applicable SEC and other relevant rules and regulations, if necessary.

The Corporate Governance and Compliance Committee may employ a variety of methods for identifying and evaluating nominees for the board of directors. The Corporate Governance and Compliance Committee may consider candidates recommended by other directors, management, search firms, shareholders, or other sources. When conducting searches for new directors, the Corporate Governance and Compliance Committee will take reasonable steps to include diverse candidates in the pool of nominees and any search firm will affirmatively be instructed to seek to include diverse candidates. Candidates recommended by shareholders will be evaluated on the same basis as candidates recommended by our directors or management or by third party search firms or other sources. Candidates may be evaluated at regular or special meetings of the Corporate Governance and Compliance Committee.

Drs. Bassler and Zoghbi were recommended for consideration by the Corporate Governance and Compliance Committee by existing members of the board of directors. As described above, Dr. Coles was designated by Sanofi.

SHAREHOLDER RIGHTS TO REMOVE DIRECTORS FOR CAUSE AND TO CALL SPECIAL SHAREHOLDER MEETING

Regeneron's charter documents give shareholders the rights to (i) remove directors for cause by an affirmative vote of at least 80% of the outstanding shares of all classes of capital stock entitled to vote for directors; and (ii) call a special shareholder meeting upon the written request of at least 25% of the total number of votes entitled to be cast by shareholders.

DIRECTOR INDEPENDENCE

The board of directors has determined that each of the following currently serving directors is independent as defined in the listing standards of The NASDAQ Stock Market LLC and our Corporate Governance Guidelines: Charles A. Baker, Bonnie L. Bassler, Ph.D., Michael S. Brown, M.D., N. Anthony Coles, M.D., Joseph L. Goldstein, M.D., Christine A. Poon, Arthur F. Ryan, George L. Sing, Marc Tessier-Lavigne, Ph.D., and Huda Y. Zoghbi, M.D. These individuals are affiliated with numerous educational institutions, hospitals, charities, and corporations, as well as civic organizations and professional associations. The board of directors considered each of these relationships and determined that none of these relationships conflicted with the interests of the Company or would impair their independence or judgment. The board conducts executive sessions of independent directors following each regularly scheduled board meeting.

The board of directors has determined that each of the current members of the Audit Committee, Messrs. Baker, Ryan, and Sing and Dr. Coles, qualifies as an "audit committee financial expert" as that term is defined by SEC rules, and is independent as defined for audit committee members in the listing standards of The NASDAQ Stock Market LLC and SEC rules.

In addition, the board of directors has determined that each of the current members of the Compensation Committee, Ms. Poon, Messrs. Baker and Sing, and Dr. Goldstein, meets the additional independence criteria applicable to compensation committee members under the listing standards of The NASDAQ Stock Market LLC and qualifies as a "Non-Employee Director" pursuant to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

BOARD LEADERSHIP AND ROLE IN RISK OVERSIGHT

The board of directors recognizes that one of its key responsibilities is to establish and evaluate an appropriate leadership structure for the board so as to provide effective oversight of management. Since 1995, the board has separated the roles of the Chief Executive Officer and the Chairman of the Board, with Dr. Vagelos serving as Chairman and Dr. Schleifer serving as President and Chief Executive Officer. Dr. Vagelos's extensive leadership experience, his business acumen, and his deep understanding of the healthcare industry have made him an invaluable resource to both the board and Dr. Schleifer. The board has determined that this leadership structure is appropriate for the Company at this time.

The board executes its oversight responsibility for risk management directly and through its Committees, as follows:

• The Audit Committee oversees the Company's risk management program. The Company's Chief Audit Executive, who reports independently to the Committee, facilitates the risk management program. Audit Committee meetings include discussions of specific risk areas throughout the year, as well as annual reports from the Chief Audit Executive on the Company's enterprise risk profile.

• The Compensation, Corporate Governance and Compliance, and Technology Committees oversee risks associated with their respective areas of responsibility. As part of its overall review of the Company's compensation policies and practices, the Compensation Committee generally considers the risks associated with these policies and practices. The Corporate Governance and Compliance Committee oversees all aspects of the Company's comprehensive compliance program other than financial compliance and considers legal and regulatory compliance risks. The Technology Committee considers risks associated with our research and development programs.

• The board is kept abreast of its Committees' risk oversight and other activities via reports of the Committee chairmen to the full board at regular board meetings. The board considers specific risk topics, including risks associated with our strategic plan, our finances, and our development activities. In addition, the board receives detailed regular reports from members of our senior

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management that include discussions of the risks and exposures involved in their respective areas of responsibility. Further, the board is routinely informed by the appropriate members of senior management of developments internal and external to the Company that could affect our risk profile.

EXECUTIVE COMPENSATION PROCESSES AND PROCEDURES; ROLE OF COMPENSATION CONSULTANTS

The Compensation Committee is responsible for overseeing the Company's general compensation objectives and programs. We describe below under "Compensation-Related Matters—Compensation Discussion and Analysis—Our Compensation Processes" the role of the Compensation Committee, as well as the role of our executive officers, in decisions regarding executive compensation (particularly with respect to our Named Executive Officers).

As discussed in greater detail under "Compensation-Related Matters—Compensation Discussion and Analysis—Our Compensation Processes—Independent Compensation Consultant," the Compensation Committee has the sole authority to retain its own third-party compensation consultants, and in 2016 utilized the services of Frederic W. Cook & Co., Inc. ("Frederic W. Cook & Co."), a compensation consultant. Advice and recommendations provided by Frederic W. Cook & Co. may relate to both executive compensation (discussed in the section "Compensation-Related Matters" below) and director compensation matters (discussed in the subsection "Compensation of Directors" below). In addition, management retains another compensation consultant for its own use. In 2016, management used the services of Radford, a compensation consultant focused on the technology and life sciences sectors. Radford provided various consulting services to us, including analyzing the competitiveness of specific compensation programs; preparing surveys of competitive pay practices (including the Market Composite Data discussed in "Compensation-Related Matters—Compensation Discussion and Analysis" below); and assisting management in the development and analysis of executive compensation recommendations. Reports prepared by Radford that relate to executive compensation may also be shared with the Compensation Committee.

COMPENSATION OF DIRECTORS

OVERVIEW

The general philosophy we have applied to compensation of our non-employee directors and the Chairman of the Board is similar to the executive compensation philosophy outlined in "Compensation-Related Matters—Compensation Discussion and Analysis" below. This philosophy places an emphasis on equity compensation in the form of stock options, which reward growth in stock price and align the directors' interests with those of our shareholders by providing value to the directors only if there is future stock price appreciation and not rendering any value to the directors if the stock price declines below the applicable exercise price. Similar to executive compensation, the emphasis on long-term incentives in the form of stock options has been a consistent part of Regeneron's director compensation philosophy and preceded the significant appreciation in Regeneron's stock price that began in early 2011. As discussed in greater detail below, the board of directors voluntarily reduced the number of shares underlying the four most recent annual stock option awards to the non-employee directors and the Chairman of the Board by 15% each time, consistent with the reductions in annual awards to executive officers implemented in December 2013, 2014, 2015, and 2016.

The Corporate Governance and Compliance Committee makes recommendations to the board of directors regarding, and the board of directors determines, the compensation of non-employee directors. The Corporate Governance and Compliance Committee evaluates the appropriate level and form of compensation for non-employee directors at least annually and recommends changes to the board of directors when appropriate. Directors who are Company employees receive no additional compensation for serving on our board of directors or its committees. In determining compensation recommendations for the non-employee directors, the Corporate Governance and Compliance Committee considers the qualifications, expertise, demands on our directors, practices of similar companies in the biotechnology industry, and any comparative information provided by the compensation consultants of the Compensation Committee and management.

CASH FEES AND MATCHING GIFT PROGRAM

A non-employee director receives an annual retainer of $55,000 and an annual committee retainer of $10,000 for each standing committee on which the director serves. In addition, each chairperson of the standing committees of the Company's board of directors receives an additional annual retainer of $10,000. Compared to cash compensation of non-employee directors in our Peer Group, our annual retainer for board service is below the 25th percentile and the additional retainers provided to our committee chairpersons are below the median.[2] Non-employee directors are reimbursed for their actual expenses incurred in connection with their activities as directors, which included travel, hotel, and food and entertainment expenses. In addition, directors are eligible to participate in the Regeneron Matching Gift Program, which is also available to eligible employees. Under this program, the Company matches contributions made by directors and employees to eligible tax-exempt organizations up to an annual maximum amount of $5,000 per director or employee.

ANNUAL STOCK OPTION AWARDS

Pursuant to the terms of the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (prior to the amendment and restatement that is the subject of Proposal No. 3) and resolutions of the Compensation Committee adopted on December 16, 2014, December 16, 2015, and December 16, 2016, each non-employee director receives an automatic grant of a stock option to purchase common

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[2] Based on information reported by our Peer Group companies in 2016. See "Compensation-Related Matters— Compensation Discussion and Analysis— Our Compensation Process—Peer Data" below for a list of the companies included in our Peer Group.

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stock on the first business day of each year, with an exercise price equal to the fair market value of a share of common stock on the date of grant (determined as the average of the high and low sales price per share of common stock on the NASDAQ Global Select Market on the date of grant or, if such date is not a trading day, on the last preceding date on which there was a sale of the Company's common stock on the NASDAQ Global Select Market). These stock options become exercisable as to one-third of the shares on the anniversary of the date of grant in each of the three subsequent calendar years, generally subject to continued service on the board, and generally expire ten years following the date of grant.

In December 2016, similar to the reductions in annual awards to executive officers and other employees discussed in "Compensation-Related Matters—Compensation Discussion and Analysis" below, and for the fourth consecutive year, the Compensation Committee reduced the automatic grant of stock options to our non-employee directors by 15%, from 9,212 shares to 7,830 shares of common stock underlying each such stock option. The most recent reduced grants to our non-employee directors were made on January 3, 2017. Similar to the rationale for the reductions in annual awards to executive officers and other employees discussed in "Compensation-Related Matters—Compensation Discussion and Analysis" below, the impetus for the reductions in the automatic grants to the non-employee directors was to reduce the potential dilutive impact of these grants. Reductions implemented before December 2016 also took into account the increase in the Company stock price since the prior years' awards, with the resulting increases in the grant date fair values of the automatic grants (as determined according to the Black-Scholes model for valuing stock options). As a result of the decrease approved in December 2016 and the lower stock price at the date of grant, the grant date fair value of the January 2017 annual option awards to our non-employee directors (which will be reported in the proxy statement for the 2018 annual shareholder meeting) was reduced by almost 40% compared to the corresponding January 2016 annual option awards.

To the extent they remain unvested and outstanding, stock options granted to a non-employee director continue to vest following the retirement of that director provided applicable conditions relating to the length of the director's service and the director's age have been met. If a non-employee director's service as a member of the board is terminated as a result of his or her death, all of the director's stock options will immediately vest in full.

To the extent they remain unvested and outstanding, stock options granted to non-employee directors become fully vested automatically upon a change of control of the Company. Each non-employee director has the right to nullify this acceleration of vesting, in whole or in part, if it would cause the director to pay excise taxes under the requirements of the Internal Revenue Code.

STOCK OPTION AWARDS TO NEW DIRECTORS

Each new non-employee director receives an initial stock option award to purchase a number of shares equal to 5/3rds of the number of shares of common stock underlying the most recent regular annual stock option award to a non-employee director; and, with respect to the annual stock option award to a non-employee director in respect of the first year of his or her service, the number of shares of common stock underlying such annual award are prorated based on the date as of which the non-employee director first becomes a member of the board of directors. These guidelines were adopted by the board of directors at the recommendation of the Corporate Governance and Compliance Committee after taking into account all factors deemed relevant, including those described under "Overview" above. The initial stock options awards to Drs. Bassler, Coles, and, Zoghbi and the January 2017 annual stock option awards to Drs. Bassler and Zoghbi, were consistent with these guidelines. Dr. Coles has not yet received his first annual stock option award.

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COMPENSATION ARRANGEMENTS OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

On December 31, 1998, we entered into an employment agreement with the Chairman of the board of directors, Dr. Vagelos. Dr. Vagelos did not become an officer of the Company or change his title. Pursuant to the terms of his employment agreement, Dr. Vagelos receives an annual salary of $100,000. In the employment agreement, we agreed to recommend to the Compensation Committee that stock option grants be made to Dr. Vagelos for calendar years 2000 through 2003 in the amount of the greater of (a) 125,000 shares or (b) 125% of the highest annual option award granted to an officer of the Company.

In 2011, the Compensation Committee determined that Dr. Vagelos's target grant would be equal to ten times the annual grant for a non-employee member of the board of directors, setting his target award at 150,000 shares of common stock underlying stock options. In December 2013, 2014, 2015, and 2016, the Compensation Committee reduced the award to Dr. Vagelos by 15% each time, in line with the reduction in the annual stock option awards to our executive officers and the reduction in the annual stock option awards to the non-employee directors made in January 2014, 2015, 2016, and 2017.

On December 16, 2016, the Compensation Committee granted Dr. Vagelos stock options to purchase 78,302 shares of common stock, at an exercise price of $381.92 per share, the fair market value per share of our common stock on the date of grant (determined as the average of the high and low sales price per share of common stock on the NASDAQ Global Select Market on the date of grant). As in prior years, this award reflected the key contributions Dr. Vagelos made during an important period of Regeneron's development into a fully integrated biotech company with multiple class-leading products, as well as Dr. Vagelos's crucial role as a trusted advisor to the CEO, other senior managers, and the non-employee directors.

The 2016 stock option award granted to Dr. Vagelos vests ratably over four years subject to his continued service and contains change-of-control provisions consistent with those described above for stock option grants to non-employee directors. Pursuant to the terms of his employment agreement, if Dr. Vagelos dies or is disabled during the term of his employment, all stock options granted to him by the Company will immediately become vested and exercisable.

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The following table and explanatory footnotes provide information with respect to compensation paid to Dr. Vagelos and each non-employee director for their service in 2016 in accordance with the policies, plans, and employment agreement described above:

A	B	C	D	E	F	G	H
Name and principal position	**Fees earned or paid in cash ($)**	**Stock awards ($)**	**Option awards ($)[1,2]**	**Non-equity incentive plan compensation ($)**	**Change in pension value and non-qualified deferred compensation earnings (%)**	**All other compensation ($)**	**Total ($)**
Charles A. Baker	75,000	—	2,019,085	—	—	—	2,094,085
Bonnie L. Bassler, Ph.D. [3]	23,234	—	2,433,293 [4]	—	—	—	2,456,527
Michael S. Brown, M.D.	85,000	—	2,019,085	—	—	5,000 [5]	2,109,085
Joseph L. Goldstein, M.D.	75,000	—	2,019,085	—	—	—	2,094,085
Christine A. Poon	82,500	—	2,019,085	—	—	—	2,101,585
Arthur F. Ryan	85,000	—	2,019,085	—	—	—	2,104,085
George L. Sing	85,000	—	2,019,085	—	—	—	2,104,085
Marc Tessier-Lavigne, Ph.D.	70,000 [6]	—	2,019,085	—	—	—	2,089,085
P. Roy Vagelos, M.D.	—	—	13,136,634	—	—	104,000 [7]	13,240,634
Huda Y. Zoghbi, M.D. [3]	23,234	—	2,433,293 [4]	—	—	—	2,456,527

[1] The amounts in column D reflect the aggregate grant date fair value of options awarded during the year ended December 31, 2016 pursuant to the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. Assumptions used in the calculation of this amount do not take into account expected forfeitures and are otherwise described in Note 14 to the Company's audited financial statements for the fiscal year ended December 31, 2016 included in the 2016 Annual Report.

[2] At December 31, 2016, the non-employee directors and Dr. Vagelos had the following stock option awards outstanding: Mr. Baker: 94,800; Dr. Bassler: 15,353; Dr. Brown: 44,800; Dr. Goldstein: 43,550; Ms. Poon: 102,330; Mr. Ryan: 33,550; Mr. Sing: 114,800; Dr. Tessier-Lavigne: 62,079; Dr. Vagelos: 2,041,086; and Dr. Zoghbi: 15,353.

[3] Drs. Bassler and Zoghbi were elected as members of the board of directors on September 9, 2016; accordingly, their fees were prorated based on their election date.

[4] Reflects the aggregate grant date fair value of the initial option award granted to Drs. Bassler and Zoghbi, respectively, upon their election to the board of directors on September 9, 2016.

[5] Consists of a Company contribution paid or payable on or before April 13, 2017 under the Regeneron Matching Gift Program in respect of a charitable gift made in 2016.

[6] Effective as of April 1, 2016, Dr. Tessier-Lavigne resigned as Chairman and a member of the Compensation Committee. Accordingly, fees in respect of his services as Chairman and member of the Compensation Committee have been prorated based on his resignation date.

[7] Consists of (i) $100,000 for the salary paid pursuant to the terms of our employment agreement with Dr. Vagelos and (ii) $4,000 for 401(k) Savings Plan matching contributions in respect of 2016 paid in February 2017.

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1

ELECTION OF DIRECTORS



The board of directors, upon the recommendation of the Corporate Governance and Compliance Committee, has nominated for election at the 2017 Annual Meeting N. Anthony Coles, M.D., Joseph L. Goldstein, M.D., Christine A. Poon, P. Roy Vagelos, M.D., and Huda Y. Zoghbi, M.D. as Class II Directors for a three-year term expiring at the 2020 Annual Meeting and Bonnie L. Bassler, Ph.D. as a Class I Director for a two-year term expiring at the 2019 Annual Meeting.

 The Board of Directors Unanimously Recommends a Vote **FOR** the election of each of these nominees.

EXECUTIVE OFFICERS OF THE COMPANY

All officers of the Company are appointed annually and serve at the pleasure of the board of directors. The names, positions, ages, and background of the Company's executive officers as of April 13, 2017 are set forth below. There are no family relationships between any of our directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has previously been employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.



Leonard S. Schleifer, M.D., Ph.D., 64, founded the Company in 1988, has been a Director and its President and Chief Executive Officer since its inception, and served as Chairman of the Board from 1990 through 1994. Dr. Schleifer, together with Regeneron's founding scientist, Dr. Yancopoulos, built and has managed the Company over the past nearly 30 years. Dr. Schleifer received his M.D. and Ph.D. in Pharmacology from the University of Virginia. Dr. Schleifer is a licensed physician and is certified in Neurology by the American Board of Psychiatry and Neurology.



George D. Yancopoulos, M.D., Ph.D., 57, joined Dr. Schleifer in 1989 as founding scientist of the Company, and together they built and have managed the Company since then. Dr. Yancopoulos is currently President and Chief Scientific Officer, and has served on the board since 2001. He received his M.D. and Ph.D. from Columbia University. Dr. Yancopoulos was the 11th most highly cited scientist in the world in the 1990s, and in 2004 he was elected to be a member of the National Academy of Sciences. Dr. Yancopoulos, together with key members of his team, is a principal inventor and/or developer of the five FDA-approved drugs the Company has developed, EYLEA®, Praluent®, Dupixent®, ZALTRAP®, and ARCALYST®, as well as of its foundation technologies, including the TRAP technology, *VelociGene®*, and *VelocImmune®*.



Michael Aberman, M.D., 46, has been Senior Vice President, Strategy and Investor Relations since January 2015. From March 2010 to December 2014, he served as Vice President, Strategy and Investor Relations. Prior to joining the Company, he spent six years as a Wall Street analyst covering the biotechnology industry. From March 2006 until joining the Company, he was Director and Senior Biotechnology Analyst at Credit Suisse. Prior to that, from March 2004 to March 2006, he worked as a Biotechnology Analyst at Morgan Stanley, Inc. From February 2002 to March 2004, Dr. Aberman was Director of Business Development at Antigenics Inc., an oncology-focused biotechnology company. Dr. Aberman received his M.D. with honors from the University of Toronto and his M.B.A. from the Wharton School of the University of Pennsylvania.



Christopher Fenimore, 46, has been Vice President, Controller since March 2017. From January 2017 to March 2017, he served as Vice President, Deputy Controller, and previously served as Vice President, Financial Planning from January 2012 to December 2016. Prior to joining the Company in 2003, he was Vice President, Finance at Mojave Therapeutics, Inc. Mr. Fenimore's prior experience includes working as a supervising senior accountant at KPMG, as well as healthcare industry-focused venture capital and investment banking roles. Mr. Fenimore holds an M.A. in Biotechnology from Columbia University, an M.B.A. in Professional Accounting from Rutgers Business School, and a B.A. in Economics from Rutgers University.



Robert E. Landry, 53, has been Senior Vice President, Finance since September 2013 and Chief Financial Officer since October 2013. Previously, Mr. Landry served as Senior Vice President, Treasurer, at Pfizer Inc. from October 2012 to August 2013 and Senior Vice President – Finance, Pfizer's Diversified Business, from October 2009 to October 2012. Prior to those roles, Mr. Landry held a number of positions at Wyeth, which was acquired by Pfizer Inc. in October 2009, including Treasurer and Principal Corporate Officer from 2007 to 2009, Director of Pharmaceutical Marketing and Sales of Wyeth's Australian affiliate from 2006 to 2007, and Chief Financial Officer of Wyeth's Australian and New Zealand affiliates from 2004 to 2006.



Joseph J. LaRosa, 58, has been Senior Vice President, General Counsel, and Secretary since September 2011. Before joining Regeneron, Mr. LaRosa was Senior Vice President, General Counsel, and Secretary at Nycomed US Inc. Mr. LaRosa's prior experience includes working in a number of senior legal positions at Schering-Plough Corporation from 1993 to 2009, where he was a corporate officer and served most recently as Vice President, Legal Affairs, and a member of the Operations Management Team. Mr. LaRosa received his J.D. from New York University School of Law.



Peter Powchik, M.D., 60, has been Senior Vice President, Clinical Development since joining the Company in October 2006. Prior to joining the Company, Dr. Powchik was employed at several pharmaceutical companies, serving as Senior Vice President and Chief Medical Officer of Chugai Pharma USA, a position he held from May 2005 until October 2006. From April 2001 until May 2005, he held various senior clinical development positions at Novartis Pharmaceuticals Corporation, most recently as Vice President, US Clinical Development and Medical Affairs. Dr. Powchik held various clinical development positions with Sepracor Inc. and Pfizer Inc. from October 1996 to April 2001. Dr. Powchik received his M.D. from New York University School of Medicine.



Neil Stahl, Ph.D., 60, has been Executive Vice President, Research and Development since January 2015. He previously served as Senior Vice President, Research and Development Sciences from January 2007 to December 2014, as Senior Vice President, Preclinical Development and Biomolecular Sciences from December 2000 to December 2007, and as Vice President, Preclinical Development and Biomolecular Sciences from January 2000 to December 2000. He joined the Company in 1991. Before becoming Vice President, Biomolecular Sciences in July 1997, Dr. Stahl was Director, Cytokines and Signal Transduction. Dr. Stahl received his Ph.D. in Biochemistry from Brandeis University.



Robert J. Terifay, 57, has been Executive Vice President, Commercial since January 2016. From February 2007 to December 2015, he served as Senior Vice President, Commercial. Prior to joining the Company, Mr. Terifay was employed at several biopharmaceutical companies. From January to October 2006, Mr. Terifay served as President and Chief Operating Officer of Arginox Pharmaceuticals. Prior to his employment at Arginox, Mr. Terifay was Senior Vice President, Business Operations at Synta Pharmaceuticals from March to December 2005. From February 2002 until March 2005, he held various senior commercial and marketing positions at Millennium Pharmaceuticals, Inc., most recently as Senior Vice President, Oncology Commercial. Mr. Terifay was Vice President, Marketing at Cor Therapeutics, Inc. from 1996 until its acquisition by Millennium Pharmaceuticals, Inc. in February 2002. Mr. Terifay was Executive Vice President of Strategic Services at Saatchi & Saatchi, an advertising firm, from 1993 to 1996. From 1985 to 1993, he held various commercial and marketing positions at G.D. Searle & Company. Mr. Terifay received his Master of Management degree in Marketing and Health Service Management from the J.L. Kellogg Graduate School of Management, Northwestern University.



Daniel P. Van Plew, 44, has been Executive Vice President and General Manager, Industrial Operations and Product Supply since January 2016. From April 2008 to December 2015, Mr. Van Plew served as Senior Vice President and General Manager, Industrial Operations and Product Supply. Prior to that date, he served as Vice President and General Manager, Industrial Operations and Product Supply since joining the Company in 2007. From 2006 until 2007, Mr. Van Plew served as Executive Vice President, R&D and Technical Operations of Crucell Holland B.V., a global biopharmaceutical company. Between 2004 and 2006, Mr. Van Plew held positions of increasing responsibility at Chiron Biopharmaceuticals, part of Chiron Corporation, a biotechnology company, most recently as Senior Director, Vacaville Operations. From 1998 until 2004, Mr. Van Plew held various managerial positions in the health and life sciences practice at Accenture, Ltd., a management consulting business. Mr. Van Plew received his M.S. in Chemistry from The Pennsylvania State University and his M.B.A. from Michigan State University.

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CORPORATE GOVERNANCE

Regeneron is committed to good corporate governance, which we believe promotes the long-term interests of shareholders, strengthens the accountability of the board of directors and management, and helps build trust in the Company. The following chart summarizes key information regarding our corporate governance.

Board and Other Governance Information	2017[1]
Size of Board	13
Number of Independent Directors	10
Separate Chairman and Chief Executive Officer	✓
Majority Voting in the Election of Directors	✓
Director Resignation Policy	✓
Number of Meetings of the Board of Directors Held in 2016	9
Independent Directors Meet in Executive Sessions Without Management Present	✓
Code of Business Conduct and Ethics Applicable to All Employees, Officers, and Directors	✓
Annual Board and Committee Self-Evaluations	✓
Stock Ownership Guidelines for Directors and Senior Executives	✓
Active Shareholder Engagement	✓
Shareholder Right to Remove Directors for Cause	✓
Shareholder Right to Call Special Shareholder Meeting	✓

[1] As of April 13, 2017 except as otherwise indicated.

CODE OF ETHICS

The board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors. You can find links to this code on our website at **www.regeneron.com** under the "Corporate Governance" heading on the "Investors & Media" page. We may satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions, by posting such information on our website where it is accessible through the same link noted above.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of reports filed pursuant to Section 16(a) of the Exchange Act or written representations from reporting persons, the Company is not aware of any director, executive officer, or beneficial owner of more than 10% of our common stock who has not filed on a timely basis any report required by such Section 16(a) to be filed during or in respect of our fiscal year ended December 31, 2016.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REVIEW, APPROVAL, OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

The board of directors has adopted a written policy for the review, approval, or ratification of related person transactions. The Company considers transactions (or a series of related transactions) in which the Company is a participant, the amount involved exceeds $10,000 in any calendar year, and a director, officer, more than 5% holder of our voting securities, any immediate family member of any of the foregoing, or any related entity of any of the foregoing has a direct or indirect material interest to constitute related person transactions. The policy provides for a standing pre-approval of transactions with any passive institutional shareholder who holds more than 5% of our voting securities, transactions where all shareholders receive proportional benefits, and certain transactions with Sanofi. With respect to any new transaction that is deemed pre-approved, the Audit Committee receives a summary of each such transaction and retains the ability to require that one or more of such transactions be subject to the standard approval procedures. The policy also requires that the arrangements relating to a permanent, full-time employment of an immediate family member of a director or executive officer hired by the Company be approved in accordance with the policy. In addition, in the event a person is or becomes a director or executive officer of the Company and an immediate family member of such person is a permanent, full-time employee of the Company, no material, outside-of-the-ordinary-course-of-business change in the terms of employment, including compensation, are permitted to be made without the prior approval of the Audit Committee (except, if the immediate family member is himself or herself an executive officer of the Company, any proposed change in the terms of employment are reviewed and approved in the same manner as compensatory arrangements of other executive officers).

The board of directors determined that the members of the Audit Committee are best suited to review and approve related person transactions. Accordingly, each related person transaction (other than a transaction that is deemed pre-approved as described above) must be reviewed and approved or ratified by the members of the Audit Committee, other than any member of the Audit Committee that has an interest in the transaction. Under the policy, the Chairman of the Audit Committee is delegated the authority to approve certain related person transactions that require urgent review and approval.

When reviewing, approving, or ratifying a related person transaction, the Audit Committee will consider several factors, including the benefits to the Company, the impact on a director's independence in the event that a director or his/her immediate family is involved in the transaction, the terms of the transaction, and the terms available to unrelated third parties or to employees in general, if applicable. Related person transactions are approved only if the Audit Committee (or the Chairman of the Audit Committee pursuant to delegated authority in the circumstances noted above) determines that they are in, or are not inconsistent with, the best interests of the Company and our shareholders.

TRANSACTIONS WITH RELATED PERSONS

Collaborations with Sanofi

As the beneficial owner of 23,505,694 shares of common stock of the Company, or 22.5% of the common stock outstanding as of April 13, 2017, Sanofi is considered a related person of the Company.

In 2016, Sanofi funded $130.0 million of our antibody discovery expenses under the Amended and Restated Discovery and Preclinical Development Agreement, and $757.0 million of our development and other costs (including $322.1 million of commercialization-related expenses) under the Amended and Restated License and Collaboration Agreement. In addition, in 2016, we funded $108.6 million of

Sanofi's Phase 3 development costs for Praluent®, sarilumab, and dupilumab under the Amended and Restated License and Collaboration Agreement. In 2016, we and Sanofi shared losses in connection with commercialization-related activities for Praluent®, sarilumab, and dupilumab, which resulted in us funding $459.1 million of such costs. In 2017, Sanofi has continued to fund the agreed-upon worldwide research and development expenses incurred by us and Sanofi, we have continued to fund certain Phase 3 development costs, and we and Sanofi have continued to share certain commercialization-related revenues and expenses under the Agreements.

In 2016, Sanofi also funded $86.5 million of our research and development expenses under the Immuno-oncology Discovery and Development Agreement and $52.0 million under the Immuno-oncology License and Collaboration Agreement.

During 2014, Sanofi agreed to fund up to $17.5 million of agreed-upon costs incurred by us in connection with expanding manufacturing capacity at our Rensselaer, New York facility, of which $5.9 million was received in 2016 or was receivable as of December 31, 2016.

A description of our antibody collaboration and our immuno-oncology collaboration with Sanofi is set forth in Note 3 to our audited financial statements for the fiscal year ended December 31, 2016 included in the 2016 Annual Report under the heading "a. Sanofi—Antibodies" and "a. Sanofi—Immuno-Oncology," respectively.

In 2016, we recorded $26.2 million of revenue primarily related to a percentage of net sales of ZALTRAP® (ziv-aflibercept) Injection for Intravenous Infusion and manufacturing ZALTRAP® commercial supplies for Sanofi under the amended and restated collaboration agreement relating to ZALTRAP®. A description of the agreement is set forth in Note 3 to our audited financial statements for the fiscal year ended December 31, 2016 included in the 2016 Annual Report under the heading "a. Sanofi—ZALTRAP®."

Amended and Restated Investor Agreement with Sanofi

In January 2014, we entered into an Amended and Restated Investor Agreement with Sanofi. Pursuant to the agreement, Sanofi has agreed to vote its shares as recommended by our board of directors, except that it may elect to vote proportionally with the votes cast by all of our other shareholders with respect to certain change-of-control transactions and to vote in its sole discretion with respect to liquidation or dissolution of our company, stock issuances equal to or exceeding 20% of the outstanding shares or voting rights of common stock and Class A stock (taken together), and new equity compensation plans or amendments if not materially consistent with our historical equity compensation practices.

In addition, upon Sanofi reaching 20% ownership of our outstanding shares of Class A stock and common stock (taken together), we were required under the agreement to appoint an individual agreed upon by us and Sanofi to our board of directors. Subject to certain exceptions, we are required to use our reasonable efforts (including recommending that our shareholders vote in favor) to cause the election of this designee at our annual shareholder meetings for so long as Sanofi maintains an equity interest in us that is the lower of (i) the highest percentage ownership Sanofi attains following its acquisition of 20% of our outstanding shares of Class A stock and common stock (taken together) and (ii) 25% of our outstanding shares of Class A stock and common stock (taken together). This designee is required to be "independent" of Regeneron, as determined under NASDAQ rules, and to not be a current or former officer, director, employee, or paid consultant of Sanofi. In April 2014, Sanofi notified us that it had reached the 20% ownership threshold and designated an initial director designee. Following the election and subsequent resignation of the initial designee, in January 2017, the board of directors elected N. Anthony Coles, M.D. as a successor Sanofi designee. Dr. Coles has been elected as a Class II director with a term expiring at the 2017 Annual Meeting.

Under the Amended and Restated Investor Agreement, Sanofi also has three demand rights to require us to use all reasonable efforts to conduct a registered underwritten offering with respect to shares of our common stock held by Sanofi from time to time; however, shares of our common stock held by Sanofi from time to time may not be sold until the later of (i) December 20, 2020 or (ii) the expiration of our discovery and preclinical development agreement with Sanofi relating to our antibody collaboration (as amended) if the agreement is extended beyond December 20, 2020. These restrictions on dispositions are subject to earlier termination upon the occurrence of certain events, such as the consummation of a change-of-control transaction involving us or a dissolution or liquidation of Regeneron.

Pursuant to the Amended and Restated Investor Agreement, Sanofi is bound by certain "standstill" provisions, which contractually prohibit Sanofi from seeking to directly or indirectly exert control of Regeneron or acquiring more than 30% of our Class A stock and common stock (taken together). This prohibition will remain in place until the earliest of (i) the later of the fifth anniversaries of the expiration or earlier termination of our license and collaboration agreement with Sanofi relating to our antibody collaboration or our ZALTRAP® collaboration agreement with Sanofi, each as amended; (ii) our announcement recommending acceptance by our shareholders of a tender offer or exchange offer that, if consummated, would constitute a change of control involving us; (iii) the public announcement of any definitive agreement providing for a change of control involving us; (iv) the date of any issuance of shares of common stock by us that would result in another party's having more than 10% of the voting power of our outstanding Class A stock and common stock (taken together) unless such party enters into a standstill agreement containing certain terms substantially similar to the standstill obligations of Sanofi; or (v) other specified events, such as a liquidation or dissolution of Regeneron.

Other

In 2016, we made payments to Stanford University of approximately $220,000 in the aggregate relating to a clinical trial evaluating REGN1979. REGN1979 is a bispecific antibody against CD20 and CD3, currently in Phase 1 clinical development for non-Hodgkin's lymphoma, chronic lymphocytic leukemia, and acute lymphoblastic leukemia. Effective September 1, 2016, Marc Tessier-Lavigne, Ph.D. became the President of Stanford University.

AUDIT MATTERS

INTRODUCTION

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017. PricewaterhouseCoopers LLP (or its predecessor) has audited the Company's financial statements for the past 28 years.

The board of directors has directed that the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2017 be submitted for ratification by the shareholders at the Annual Meeting. Shareholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2017 is not required by the Company's charter documents or otherwise, but is being pursued as a matter of good corporate practice. If shareholders do not ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2017, the board of directors will consider the matter at its next meeting.

PricewaterhouseCoopers LLP has advised the Company that it will have in attendance at the 2017 Annual Meeting a representative who will be afforded an opportunity to make a statement, if such representative desires to do so, and will respond to appropriate questions presented at the 2017 Annual Meeting.

INFORMATION ABOUT FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Aggregate fees incurred related to services provided to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2016 and 2015 were:

	2016 ($)	2015 ($)
Audit Fees	2,129,854	1,721,000
Audit-Related Fees	6,371	2,007
All Other Fees	17,585	4,637
Total Fees	**2,153,810**	**1,727,644**

Audit Fees. Audit fees in 2016 and 2015 were primarily for professional services rendered for the audit of the Company's financial statements for the fiscal year, including attestation services required under Section 404 of the Sarbanes-Oxley Act of 2002, technical accounting consultations related to the annual audit, and reviews of the Company's quarterly financial statements included in its Form 10-Q filings.

Audit-Related Fees. Audit-related fees in 2016 and 2015 were for professional services rendered for the review of a benefit plan of a foreign subsidiary of the Company.

All Other Fees. All other fees in 2016 and 2015 were for an annual subscription to a technical accounting database and for professional services rendered to a foreign subsidiary of the Company.

The Audit Committee has adopted a policy regarding the pre-approval of audit and permitted non-audit services to be performed by the Company's independent registered public accounting firm,

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PricewaterhouseCoopers LLP. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by PricewaterhouseCoopers LLP. The Audit Committee has approved a general provision of $75,000 for accounting advisory and other permissible consulting engagements. Management is responsible for notifying the Audit Committee of the status of accounting advisory and other permissible consulting engagements at regularly scheduled Audit Committee meetings and, if the Audit Committee so determines, the general provision is replenished to $75,000. The Audit Committee did not utilize the *de minimis* exception to the pre-approval requirements to approve any services provided by PricewaterhouseCoopers LLP during fiscal 2016 and 2015.

AUDIT COMMITTEE REPORT

We have reviewed the audited financial statements of the Company for the year ended December 31, 2016, which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and met with both management and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, to discuss those financial statements. The Audit Committee has discussed with the Company's independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301: *Communications with Audit Committees*, as adopted by the Public Company Accounting Oversight Board (the "PCAOB"), which include, among other items, matters related to the conduct of the audit of the Company's financial statements. The Audit Committee also discussed with the independent registered public accounting firm their independence relative to the Company and received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence).

Based on the foregoing discussions and review, the Audit Committee recommended to the board of directors that the audited financial statements of the Company for the year ended December 31, 2016 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 for filing with the Securities and Exchange Commission.

We have appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017. This appointment was based on a variety of factors, including PricewaterhouseCoopers LLP's competence in the fields of accounting and auditing.

The Audit Committee,

George L. Sing, Chairman
Charles A. Baker
N. Anthony Coles, M.D.
Arthur F. Ryan

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RATIFICATION OF APPOINTMENT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM







The board of directors unanimously recommends a vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 13, 2017, the number of shares of the Company's Class A stock and common stock beneficially owned by each of the Company's directors, each of the NEOs referred to below under "Executive Compensation," all directors and executive officers as a group, and each other person or group of persons known by the Company to beneficially own more than 5% of the outstanding shares of common stock or Class A stock, based upon (unless indicated otherwise) information obtained from such persons, and the percentage that such shares represent of the number of outstanding shares of Class A stock and common stock, respectively.

The Class A stock is convertible on a share-for-share basis into common stock. The Class A stock is entitled to ten votes per share and the common stock is entitled to one vote per share. We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise indicated in the footnotes below, we believe, based on the information furnished or otherwise available to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Class A stock and common stock shown as beneficially owned by them, subject to applicable community property laws. We have based our calculation of percentage of shares of a class beneficially owned on 1,911,456 shares of Class A stock and 104,379,152 shares of common stock outstanding as of April 13, 2017, except that for each person listed who beneficially owns Class A stock (and for directors and executive officers as a group), the number of shares of common stock beneficially owned by that person (and by directors and executive officers as a group) and the percentage ownership of common stock of such person assume the conversion on April 13, 2017 of all shares of Class A stock listed as beneficially owned by such person (or persons in the case of directors and executive officers as a group) into common stock and also that no other shares of Class A stock beneficially owned by others are so converted.

In computing the number of shares of common stock beneficially owned by a person (and by directors and executive officers as a group) and the percentage ownership of common stock of such person (and by directors and executive officers as a group), shares of common stock subject to options held by that person (and by directors and executive officers as a group) that are exercisable as of April 13, 2017 or are exercisable within sixty days after April 13, 2017 are deemed to be outstanding. Such shares are not deemed to be outstanding, however, for the purpose of computing the percentage ownership of common stock of any other person.

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Name and Address of Beneficial Owner	Shares of Class A Stock Beneficially Owned [1]		Shares of Common Stock Beneficially Owned [1]	
	Number	Percent of Class	Number [2]	Percent of Class
Beneficial Owners of More than 5% of Common Stock or Class A Stock (Other than Directors and Executive Officers)				
Sanofi [3] 54, rue La Boetie 75008 Paris, France	—	—	23,505,694	22.5
FMR LLC [4] 245 Summer Street Boston, Massachusetts 02210	—	—	7,824,325	7.5
Capital World Investors [5] 333 South Hope Street Los Angeles, California 90071	—	—	7,759,325	7.4
BlackRock, Inc. [6] 55 East 52nd Street New York, New York 10055	—	—	6,095,983	5.8
Wellington Management Group LLP [7] 280 Congress Street Boston, Massachusetts 02210	—	—	5,688,709	5.5
Directors and Executive Officers [8]				
Leonard S. Schleifer, M.D., Ph.D.	1,726,565 [9]	90.3	4,082,534 [10]	3.8
P. Roy Vagelos, M.D.	—	—	2,828,331 [11]	2.7
George D. Yancopoulos, M.D., Ph.D.	42,750 [12]	2.2	3,047,986 [13]	2.9
N. Anthony Coles, M.D.	—	—	—	—
Charles A. Baker	62,384 [14]	3.3	156,431 [15]	[26]
Bonnie L. Bassler, Ph.D.	—	—	—	—
Michael S. Brown, M.D.	—	—	56,646 [16]	[26]
Joseph L. Goldstein, M.D.	—	—	46,797 [17]	[26]
Christine A. Poon	—	—	93,367 [18]	[26]
Arthur F. Ryan	—	—	59,297 [19]	[26]
George L. Sing	—	—	235,319 [20]	[26]
Marc Tessier-Lavigne, Ph.D.	—	—	53,513 [21]	[26]
Robert E. Landry	—	—	77,407 [22]	[26]
Neil Stahl, Ph.D.	—	—	486,537 [23]	[26]
Robert J. Terifay	—	—	248,742 [24]	[26]
Huda Y. Zoghbi, M.D.	—	—	—	—
All Directors and Executive Officers as a Group (21 persons)	**1,831,699**	**95.8**	**12,272,356 [25]**	**10.8**

[1] The inclusion in this table of any Class A stock or common stock, as the case may be, deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

[2] For each person listed who beneficially owns Class A stock (and for directors and executive officers as a group), the number of shares of common stock listed includes the number of shares of Class A stock listed as beneficially owned by such person (or persons in the case of directors and executive officers as a group).

[3] Based solely on a Form 4 filed by Sanofi with the SEC on January 13, 2017. According to this Form 4, 20,706,142 of the shares are held directly by sanofi-aventis Amerique du Nord and 2,799,552 of the shares are held directly by Aventis Pharmaceuticals Inc. sanofi-aventis Amerique du Nord is a direct, wholly-owned subsidiary of Sanofi, and Aventis Pharmaceuticals Inc. is an indirect, wholly-owned subsidiary of sanofi-aventis Amerique du Nord. Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, sanofi-aventis US LLC, Aventis Pharmaceuticals Inc., and sanofi-aventis Amerique du Nord (collectively, the "Sanofi Parties"), and the Company, the Sanofi Parties have agreed to vote all shares of our voting securities they are entitled to vote from time to time as recommended by our board of directors, except that they may elect to vote proportionally with the votes cast by all of our other shareholders with respect to certain change-of-control transactions and to vote in their sole discretion with respect to liquidation or dissolution of Regeneron, stock issuances equal to or exceeding 20% of the outstanding shares or voting rights of common stock and Class A stock (taken together), and new equity compensation plans or amendments if not materially consistent with our historical equity compensation practices. See "The Company—Certain Relationships and Related Transactions —Transactions with Related Persons— Amended and Restated Investor Agreement with Sanofi" above for further information regarding the Amended and Restated Investor Agreement with Sanofi.

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4 Based solely on an amendment to a Schedule 13G jointly filed by FMR LLC and Abigail P. Johnson on February 14, 2017. According to this amendment, FMR LLC has sole voting power as to 814,408 of the shares reported as beneficially owned and sole dispositive power as to all of the shares reported as beneficially owned. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer, and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies (the "Fidelity Funds") advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

5 Based solely on an amendment to a Schedule 13G filed by Capital World Investors on February 13, 2017. According to this amendment, Capital World Investors, a division of Capital Research and Management Company, has sole voting and dispositive power as to all of the shares reported as beneficially owned. Capital World Investors is deemed to be the beneficial owner of such shares as a result of Capital Research and Management Company acting as investment adviser to various registered investment companies.

6 Based solely on an amendment to a Schedule 13G filed by BlackRock, Inc. on January 25, 2017. According to this amendment, BlackRock, Inc. has sole voting power as to 5,458,996, shared voting power as to 2,530, sole dispositive power as to 6,093,453, and shared dispositive power as to 2,530 of the shares reported as beneficially owned.

7 Based solely on a Schedule 13G jointly filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP on February 9, 2017. According to this Schedule 13G, each of Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP has shared voting power as to 1,378,344 of the shares reported as beneficially owned and shared dispositive power as to all of the shares reported as beneficially owned; and Wellington Management Company LLP has shared voting power as to 1,170,512 of the shares reported as beneficially owned and shared dispositive power as to 5,380,577 of the shares reported as beneficially owned.

8 The address for each director and executive officer is c/o Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707.

9 Includes 15,775 shares of Class A stock held in trust for the benefit of Dr. Schleifer's son, of which Dr. Schleifer is a trustee.

10 Includes (i) 2,192,831 shares of common stock purchasable upon the exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; and (ii) 5,729 shares of common stock held in an account under the Company's 401(k) Savings Plan.

11 Includes (i) 1,807,627 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; (ii) 2,300 shares of common stock held in an account under the Company's 401(k) Savings Plan; (iii) 150,707 shares of common stock held in a charitable lead annuity trust, of which Dr. Vagelos is the trustee; (iv) 92,947 shares of common stock held in a trust for his grandchildren, of which Dr. Vagelos's wife is the trustee; (v) 1,203 shares of common stock held in trusts for his grandchildren, of which Dr. Vagelos and/or his wife are trustees; and (vi) 115,947 shares of common stock and 243,444 shares of common stock held by the Marianthi Foundation and the Pindaros Foundation, respectively, both of which are charitable foundations of which Dr. Vagelos is a director and an officer. Dr. Vagelos disclaims beneficial ownership of the shares held by these charitable foundations.

12 Of these shares, 23,367 shares are held in trust for the benefit of Dr. Yancopoulos's children and certain other family members; Dr. Yancopoulos is a trustee of the trust. The remaining 19,383 shares are held in custody for the benefit of Dr. Yancopoulos's children.

13 Includes (i) 1,844,128 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; (ii) 500,000 shares of restricted stock which vest on December 17, 2017; (iii) 5,702 shares of common stock held in an account under the Company's 401(k) Savings Plan; (iv) 500,000 shares held in a grantor retained annuity trust, of which Dr. Yancopoulos is the trustee; and (v) 64,058 shares of common stock held in trust for the benefit of Dr. Yancopoulos's children and certain other family members, of which Dr. Yancopoulos is a trustee.

14 All shares of Class A stock are held by a limited partnership, of which Mr. Baker is a general partner.

15 Includes 85,047 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017.

16 Includes (i) 34,047 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; and (ii) 5,250 shares of common stock held by a family charitable foundation of which Dr. Brown is a director and an officer and his wife is a director. Dr. Brown disclaims beneficial ownership of the shares held by this charitable foundation.

17 Includes 33,797 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017.

18 Includes 92,577 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017.

19 Includes 23,797 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017.

20 Includes (i) 98,047 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; (ii) 3,000 shares of common stock held by Mr. Sing's spouse; (iii) 4,500 shares of common stock held by Mr. Sing's spouse as custodian for the benefit of their son; and (iv) 10,000 shares of common stock held in a trust for benefit of Mr. Sing's son.

21 Includes 52,326 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017.

22 Includes (i) 70,225 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; (ii) 5,000 shares of restricted stock which vest on September 9, 2018; and (iii) 83 shares of common stock held in an account under the Company's 401(k) Savings Plan.

23 Includes (i) 441,940 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; (ii) 15,000 shares of common stock held in separate grantor retained annuity trusts of which Dr. Stahl is the trustee; and (iii) 5,647 shares of common stock held in an account under the Company's 401(k) Savings Plan.

24 Includes (i) 223,750 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; and (ii) 1,699 shares of common stock held in an account under the Company's 401(k) Savings Plan.

25 Includes (i) 7,707,917 shares of common stock purchasable upon exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan or the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan that are exercisable or become so within sixty days after April 13, 2017; (ii) 505,000 shares of unvested restricted stock; and (iii) 26,270 shares of common stock held in an account under the Company's 401(k) Savings Plan.

26 Represents less than 1%.

SHAREHOLDER COMMUNICATIONS

The Company has established a process for shareholders to send communications to the members of the board of directors. Shareholders may send such communications by mail addressed to the full board, a specific member or members of the board, or a particular committee of the board, at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, Attention: Corporate Secretary. All such communications will be opened by our Corporate Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the board or any individual director or group or committee of directors, the Corporate Secretary will make sufficient copies of the contents to send to such director or each director who is a member of the group or committee to which the envelope is addressed.



COMPENSATION-RELATED MATTERS

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INTRODUCTION

2017 COMPENSATION-RELATED VOTES

THERE ARE THREE COMPENSATION-RELATED VOTES FOR YOU TO CAST THIS YEAR.



1

We seek your authorization, as we periodically do, to amend and restate our long-term incentive plan to, among other things, have a sufficient number of shares to fund our compensation programs.[1]



2

We seek your input on our approach to compensation through the advisory vote commonly referred to as a "say on pay."



3

We seek your input on how often we should have an advisory say-on-pay vote (commonly referred to as a "say on frequency")—every one, two, or three years?

REGENERON'S GENERAL APPROACH TO COMPENSATION

Our Company Mission and Business Model

Beyond understanding the compensation of our "Named Executive Officers" or "NEOs,"[2] it is important to consider our general approach to compensation in order to put NEO pay in context and to appreciate how integral our pay practices are to our strategy and business model. As a science-driven company, we have set out to create an environment where the highest-quality fundamental drug research thrives and where highly committed teams of the best and the brightest can discover, develop, and commercialize new medicines for unmet medical needs.

Our mission of long-term commitment to science and innovation has shaped our approach to compensation. Our compensation program is designed to sustain our business model and drive our product pipeline. This design at times requires breaking from the typical market practice.

Our Compensation Philosophy—Equity Distribution to All Employees and Pay Fairness

Our compensation supports our core strategy to create and advance a high-quality, internally-developed product pipeline. The pipeline is directly created by our talented employees. A highly engaged and committed workforce represents a key driver of the successful development of our product pipeline.

1 In this section, "we," "us," and "our" refer to the Company and, where applicable, to the Compensation Committee of the Company's Board of Directors.

2 These consist of our President and Chief Executive Officer ("CEO"); President and Chief Scientific Officer ("CSO"); Senior Vice President, Finance and Chief Financial Officer ("CFO"); and our two other highest-paid executives for 2016, our Executive Vice President, Research & Development and our Executive Vice President, Commercial.

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This is why our equity program is focused on ALL employees. We award equity-based pay to all full-time employees to ensure that everyone shares in the potential upside growth if we deliver for patients and for shareholders. In addition to a comprehensive annual stock option program covering all levels of employees, we award stock options in the form of initial grants to all new hires. Last year, over 90% of the employee equity grants were to our employees who were not NEOs.

We use stock options because they are easy to understand, have a value that depends on increasing shareholder value over multiple years (consistent with the drug-discovery/development cycle), and would be difficult to manipulate by "managing to metrics." Many companies' performance units and restricted shares provide value to employees even when shareholders get mediocre returns or actually lose value. Our options-based program does not provide value if there is no positive shareholder return.

As a company that depends on the quality of the work of our scientists and other employees to drive performance, we try to avoid compensation that our employees would perceive to be unfair. By granting options to all employees, we ensure they can share in our future potential in the same way executives can. By having our board of directors and senior management heavily populated with top-science talent, we signal to employees our seriousness about the Company's core competencies and primary value driver. And by utilizing a merit-based system, we offer all employees the potential to increase their compensation through their individual performance and promotions.

Our Company Culture

We believe that our compensation model has been instrumental in creating a culture of loyal and motivated employees with an entrepreneurial spirit. In each of the last five years, our attrition rate was less than half the industry average (for example, our 2016 turnover rate was 7.2% compared to an industry average of 17.2%),[3] and scientists, who are the engine of the Company's innovation, exhibited the lowest turnover rate of all classes of our employees. We are also led by the longest-serving founder CEO in the S&P 500. He, and our exceptionally stable management and scientific teams, have been the stewards of our long-term focus and we believe that they are part of the formula for our success.

Further, a remarkable number of employees effectively invest in our future by holding their option awards long after they vest and could be exercised for a gain. As of the record date for this meeting, 50% of our outstanding employee options were vested and in the money, but remained unexercised. We think this exemplifies our employees' belief in our future and the long-term ownership culture that we have created with our compensation program. Similarly, our CEO and CSO have generally held their vested, in-the-money option awards until nearly the end of the full 10-year option term.

We also believe that our compensation model has helped us avoid creating a culture of managing to short-term metrics, which could encourage decision-making that is not in the best interest of the long-term sustainability of our Company and our reputation. Our growth has come through innovation, our pipeline, and demand for our products. We view this as alignment of our business model with patients as well as shareholders. **This is one of the reasons why Regeneron has never increased the price of any of its drugs.**

Managing Dilution

We are aware of the impact of our growing employee population on our equity program, which is why we have reduced the number of options granted to individual employees at all levels to maintain nearly the same annual option burn rate without sacrificing our core business principle of all-employee

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[3] Industry average is based on the Radford U.S. Life Sciences Trends Report for the relevant year.

equity participation. Over the last four years, we reduced the number of options granted per employee, including our CEO, by approximately 48% to keep our annual burn rate steady. We did this while maintaining our all-employee equity award strategy and creating almost 3,500 new full-time jobs, resulting in an increase of 177% in the number of our employees in that period. The impact of this careful balancing on our burn rate is shown below:

Regeneron Stock Utilization vs. Headcount



Burn rate calculated by dividing the number of shares subject to equity awards (time-based and performance-based stock options and restricted stock) granted during the year by the weighted-average number of shares of common stock (including unvested restricted stock) and Class A stock outstanding during the year. A multiplier of 2 is applied to restricted stock awards. Headcount numbers based on the number of employees as of December 31 of the applicable year.

Notably, over 70% of last year's burn rate is attributable to awards to employees below the Vice President level, consistent with our all-employee equity award strategy. As shown in the chart below, the burn rate resulting solely from equity awards to executives places us between the 50th and 75th percentile of our Biotech R&D Peers.[4]

Executive Burn Rate



Reflects burn rate attributable to equity grants to employees at the Vice President or equivalent level and above, calculated on an options-equivalent basis. Percentile information based on data from Regeneron's Biotech R&D Peers.

The long-term incentive plan proposal in this proxy statement (Proposal No. 3) asks you to authorize the same number of new long-term incentive plan shares as our request in 2011, despite the fact that the Company's employee headcount has tripled since then. Our intention is to use the incentive plan shares wisely and not to use them any faster than in the past, even though we now have many more critical employees.

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[4] We define our Biotech R&D Peers as the 10-company sub-group of our Peer Group that consists of companies viewed as having businesses and drug discovery and development cultures that are most similar to Regeneron's, with similarly-sized employee bases. See the subsection "Our Compensation Processes—Peer Data" below for additional information.

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CEO Pay

The vast majority (96%) of our CEO's direct pay[5] is "at risk." This is significantly higher than the average percentage of at-risk compensation for NEOs in our industry. The high level of at-risk pay also means that we pay well for excellent performance. Options have no value if shareholders do not benefit, **so a well-compensated team under our pay program is a sign of success and positive shareholder return.**

The chart below shows that our total shareholder return has steadily increased more rapidly than has our CEO's pay, and that his total direct compensation was reduced by over 40% in 2016 (as compared to 2015) as a result of negative shareholder return last year and a decrease in the size of his option grant and bonus. Importantly, in line with our dilution-based approach to setting equity compensation, we did not attempt to make up this decline by granting our CEO a greater number of options to reach a target "value." To the contrary, the number of his options was decreased by 15% compared to 2015, just like the grants to our other employees, in order to manage our overall burn rate.

OUR SHAREHOLDER RETURNS ARE RISING MORE QUICKLY THAN OUR CEO PAY

5-Year Change in CEO Total Direct Compensation vs. Total Shareholder Return



"CEO total direct compensation" means total compensation as reported in the Summary Compensation Table in the applicable proxy statement (other than amounts reported as "All other compensation").

Shareholder Feedback

While we believe our compensation model is the right one for our Company at this time, **we actively seek your input on compensation and governance matters and are always open to new ideas**. We have instituted a robust shareholder outreach program. We engaged in direct one-on-one discussions with shareholders collectively representing approximately 53% of the shares of common stock outstanding as of December 31, 2016 (excluding shares held by our directors and executive officers and Sanofi). The Compensation Committee Chair has been closely involved in our outreach and personally attended more than a dozen of these meetings.

We close this summary with a chart showing that we have substantially outperformed both our peers and the broader S&P 500 market over the last five years. In addition, Regeneron was one of the five best performing stocks in the S&P 500 in the eight years since March 2009, the most recent low point for this index.

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[5] We define "direct pay" or "direct compensation" as total compensation as reported in the Summary Compensation Table in the applicable proxy statement, other than the amounts reported as "All other compensation."

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WE HAVE OUTPERFORMED OUR PEERS AND THE MARKET OVER THE LAST 5 YEARS

Regeneron 5-Year TSR vs. S&P Indices



- Regeneron
- S&P Biotechnology Select Industry Index
- S&P 500 Index

TSR data reflect total returns (stock price appreciation and, if applicable, reinvested dividends).

We hope you will pay close attention to the important compensation information that follows this summary and vote to support our proposals relating to an amendment of our long-term incentive plan (Proposal No. 3), "say on pay" (Proposal No. 4), and "say on frequency" (Proposal No. 5), so we can continue to develop the product pipeline that drives our performance and to harness the power of science for the benefit of people with serious diseases.

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COMPENSATION DISCUSSION AND ANALYSIS

OUR COMPENSATION PHILOSOPHY & OBJECTIVES

In determining our NEOs' and other officers' compensation, we consider the following objectives.

Striking a balance between the dilutive impact of equity grants and our long-standing ownership culture that drives innovation

We focus on the number of shares underlying option awards as a percentage of basic shares of common stock outstanding when making decisions on equity-based pay for our NEOs. We believe this dilution-based approach allows us to evaluate stock option grants on a consistent basis year-over-year, without regard to fluctuations in the share price. We also believe this approach allows for a more meaningful comparison to industry peers.

The 2016 CEO option grant as a percent of basic shares outstanding was below the 75th percentile of the market composite data prepared by Radford from the 2016 Radford Global Life Sciences Survey (comprising U.S. public biotechnology and pharmaceutical companies that have between 1,500 and 20,000 employees) and our Peer Group data[6] (we refer to these composite data below as the "Market Composite Data").

Based on 2016 stock option award information reported in the Summary Compensation Table included in this proxy statement for Regeneron and on the Market Composite Data.



CEO Grant as a Percentage of Basic Shares Outstanding

Market Composite 90th Percentile: 0.238%

Market Composite 75th Percentile: 0.155%

Market Composite 50th Percentile: 0.070%

0.139%

Further, focusing on the number of shares, rather than targeting a specific grant date fair value, avoids rewarding executives with larger grant sizes following a decline in our stock price. As an example, our stock price declined in 2016 despite progress in many key areas of our business, including a number of important advancements in our product pipeline. However, we did not make up this decline by granting a greater number of options to our NEOs. To the contrary, the 2016 stock option awards reflected another Company-wide 15% reduction in the number of

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[6] See the subsection "Our Compensation Processes—Peer Data" below for a list of the companies included in our Peer Group.

shares underlying the awards (with the exception of our CSO, whose 2016 grant was set at 100% of the CEO's in connection with a change in his title to President & CSO), consistent with the reductions we implemented in prior years (2013, 2014, and 2015). **Our CEO's 2016 total direct pay was over 40% lower than in 2015.**

Our CEO's annual stock option awards have steadily declined as a percentage of the applicable number of outstanding shares of Regeneron capital stock, moving over the last five years from 0.291% to 0.139%.

Share percentages are based on 96.6 million, 99.4 million, 101.7 million, 104.1 million, and 105.5 million shares (in each case consisting of common stock and Class A stock) outstanding as of October 12, 2012, October 28, 2013, October 16, 2014, October 16, 2015, and October 20, 2016, respectively, as reported in Regeneron's Quarterly Report on Form 10-Q for the third quarter of the applicable year.

CEO Annual Stock Option Award



— Annual Stock Option Grant as % of Basic Common Stock Outstanding

■ Annual Stock Option Grant Size (#)

Simplicity in compensation program design and avoiding a culture of managing to short-term metrics

We generally rely on stock option grants for our equity-based pay of our NEOs because they are simple, pay nothing if shareholders fail to benefit, are in sync with the time required for discovery, development, and commercialization of novel therapies, and would be difficult to "game," unlike some pre-set short-term performance goals.

We believe that our long-term performance and our robust pipeline are evidence of providing our NEOs and other employees with the right incentives. Over the last five years, Regeneron delivered stock price appreciation of 562% and was the runner-up to the best performing company in our Peer Group. Tying compensation to long-term, Company-wide success has enabled us to avoid using short-term metrics that may encourage decision-making that is not in the best interest of the long-term sustainability of our Company and our reputation (such as raising drug prices). Options reinforce our belief that growth is generated by innovation, our pipeline, and demand for our products.

At-risk, performance-based pay at all levels, with increased performance accountability as responsibility increases

All of our NEOs' direct pay except for the base salary is "at risk." At-risk pay composed 96% of our CEO's direct pay and an average of 93% of our other NEOs' direct pay in 2016 (the breakdown was similar in recent prior years). This is significantly higher than the average percentage of at-risk compensation for NEOs in our industry. The charts below show this by comparing the pay mix for our CEO to the average CEO pay in our industry.[7]

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[7] Industry information is based on the Market Composite Data referenced above.

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"Equity" (shown as part of the inner circle in the charts) reflects the grant date fair value of equity awards; and "STIP" (shown as part of the inner circle in the charts) consists of bonus and/or other applicable compensation provided under short-term, non-equity incentive plans. "Long-term" compensation (shown as part of the middle circle in the charts) consists of equity; and "short-term" compensation (shown as part of the middle circle in the charts) consists of base salary and bonus/ STIP. "Performance-based" compensation (shown as part of the outer circle in the charts) consists of bonus/STIP and equity. Total compensation amounts reflect direct compensation (total reported compensation, other than amounts reported as "All other compensation").

Regeneron CEO Pay Mix



Market Composite Average CEO Pay Mix



Year-over-year consistency in making compensation decisions

Shareholders have voiced objections to one-off compensation payments and pay plans that frequently change. In contrast, the design and application of our compensation plans (including our reliance on stock options as a long-term employee incentive) relating to our NEOs have been remarkably consistent since the Company's inception, despite Regeneron's rapid growth. Our decision-making process for setting NEO compensation (including their annual salaries, year-end bonuses, and stock option awards) has been similarly consistent in recent years, as has been the number of shares submitted for shareholder approval for purposes of our long-term incentive plans and the frequency of such requests. See the subsection "Our Compensation Processes" below for further information regarding our compensation decision-making.

Linking compensation to the core elements of our long-term performance and aligning our executive compensation with shareholder interests

Our NEOs receive no reward from their equity-based pay if shareholders do not benefit, which results in a complete alignment of such compensation with shareholder interests. This is in contrast to plans based on restricted or performance shares that transfer value even when shareholders lose money. We also link our NEOs' and other executives' pay to their decisions that affect our **future** performance by incorporating an assessment of the caliber of our drug development pipeline into our option grant decisions.

Using independent sources of expertise and comparative data to inform our decision-making

The Compensation Committee retains directly its independent compensation consultant, Frederic W. Cook & Co., to perform projects at its direction and to provide professional expertise. We also use data compiled by management's consultant, Radford. Comparative compensation data are used to review each component of compensation of our NEOs against their peers in the Peer Group as well as their total annual compensation in relation to the Peer Group, while taking into account various factors such as the executive's performance, past compensation history, experience, and the role in the Company's success. We also look at survey data for companies in our area, in our industry, and in our size range to inform our compensation deliberations.

We use Peer Group data as a point of reference, but Peer Group data do not represent the only factor considered and there is no targeted pay level percentile. We also consider the practices of our "Biotech R&D Peers"—the 10-company sub-group of peers viewed as having businesses and drug discovery and development cultures that are most similar to Regeneron's, with similarly-sized employee bases. In addition, in 2016 we reviewed biotechnology compensation data from two survey sources, the Radford Global Life Sciences Survey and the Mercer SIRS Executive Survey, to obtain a general understanding of current compensation practices and to assess overall competitiveness of our compensation program. See the subsection "Our Compensation Processes—Peer Data" below for additional information.

The Compensation Committee's consultant, Frederic W. Cook & Co., does not perform any other services for the Company and has been determined by the Committee to be independent. We also work with governance experts and our shareholders to inform our approach to compensation.

Assessing our compensation objectives in light of measurable results

As a science-focused company, we believe in assessing our compensation philosophy and objectives, as they relate to our NEOs and other employees, in light of measurable results. We periodically review our compensation program and have an open discussion about our approach to compensation and approaches utilized by other companies in our industry.

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COMPONENTS OF NAMED EXECUTIVE OFFICER PAY AND REASONS FOR USING THEM:
WHAT WE PAY AND WHY WE PAY IT

OUR NEO COMPENSATION HAS FIVE COMPONENTS



BASE SALARIES   ANNUAL CASH BONUSES   ANNUAL STOCK OPTION AWARDS   PERQUISITES AND PERSONAL BENEFITS   POTENTIAL SEVERANCE PAYMENTS

WE USE THESE FIVE PAY COMPONENTS TO ACHIEVE THE FOLLOWING SIX OBJECTIVES

Objective	COMPENSATION COMPONENTS				
	Base Salary	Annual Cash Bonus	Annual Stock Option Award	Perquisites and Personal Benefits	Potential Severance Payments
Attract and retain top talent	●	●	●	●	●
Provide stability and manage risk	●				●
Focus attention on immediate corporate goals		●			
Balance immediate focus with pursuit of sustainable long-term performance			●		●
Align our employees' interests with those of shareholders and reward exceptional performance		●	●		
Promote a culture of scientific innovation, teamwork, and ethical behavior	●	●	●	●	●

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1
BASE
SALARY

The base salary component of NEO pay generally composes a steadily smaller percentage of overall compensation as executives' level of responsibility rises.

All of our NEOs' direct pay, except for base salary, is performance-dependent. We do this to align these senior executives' at-risk pay with their levels of authority and with shareholders' interests.

Like many companies, we consider factors including the executive's scope of responsibilities, experience, annual performance, and future potential when setting base salaries. We also consider base salaries of comparable positions in the region, among our peers, and in the broader biopharmaceutical industry. Finally, we obtain data and compensation expertise from compensation consultants and other independent sources. While there is no target benchmark level for salaries, most NEO salaries are at or below the median of similar companies referenced for context. See the subsections "Our Compensation Processes—Independent Compensation Consultant" and "Our Compensation Processes—Peer Data" for further information.

**OUR NEOs'
BASE SALARIES**

Named Executive Officer	2016 Base Salary ($)	2017 Base Salary ($)	Year-Over-Year Change (%)[1]
Leonard S. Schleifer, M.D., Ph.D.	1,242,000	1,285,500	3.50
George D. Yancopoulos, M.D., Ph.D.	1,055,700	1,092,700	3.50
Robert E. Landry	585,600	618,000	5.53[2]
Neil Stahl, Ph.D.	619,300	641,000	3.50
Robert J. Terifay	550,700	570,000	3.50

[1] Merit increases consistent with those for other employees.

[2] Reflects a $11,950 base salary adjustment to ensure greater competitiveness of the base salary paid to Mr. Landry.

2
ANNUAL
CASH BONUS

Our NEOs are eligible for cash bonuses based on annual performance. We use these annual incentive opportunities to create a sense of personal immediacy, connecting our short-term successes to our long-term innovation and operations goals.

We focus on our overall corporate performance to determine the bonus of our CEO and our CSO. Our other NEOs' bonuses are assessed on both our overall corporate performance and on their individual contributions to it. This is described more completely in the subsection "Compensation Dashboard—Additional Compensation Information—Annual Cash Bonus."

In determining the level of 2016 cash bonus earned as described below, we analyzed the NEOs' respective target bonus amounts and individual performance in 2016. To determine the cash bonus amount awarded to each NEO, we applied a Company performance multiplier based on the Company's achievement of 2016 objectives, and, for the three NEOs who also have an individual performance component, we included a personal performance multiplier. The Committee set the 2016 Company performance multiplier at 1.5. This is lower than in recent years, when it was set at 2.0, because the Committee determined that while the Company had reached a number of important objectives in 2016 that position the Company well for creating long-term value, it did not achieve the level of success sought in a small number of areas.

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2016 CASH BONUS AWARDS WE MADE TO OUR NEOs	Named Executive Officer	Bonus Target (As a % of base salary)	Personal Performance Multiplier	Company Performance Multiplier	Total Cash Bonus ($)
	Leonard S. Schleifer, M.D., Ph.D.	120%	N/A	1.5	2,235,600
	George D. Yancopoulos, M.D., Ph.D.	120%	N/A	1.5	1,900,260
	Robert E. Landry	50%	1.5	1.5	439,200
	Neil Stahl, Ph.D.	60%	1.5	1.5	557,370
	Robert J. Terifay	60%	1.5	1.5	495,630

A key factor considered for calculating the Company performance multiplier for our annual cash bonuses is unique to Regeneron and critical to our strategy: our assessment of the contributions made to our product pipeline. Measuring progress towards realizing the pipeline's full long-term potential includes, in addition to objective measures, some degree of subjectivity. We believe this approach to be preferable to using a rigid formula that could drive short-term actions that do not creates lasting shareholder value or may not be in the best interest of patients, such as increasing drug prices or limiting R&D expenditures.

However, using some degree of subjectivity in assessing the annual progress made within the product pipeline does not imply a lack of concrete performance factors. The 2016 internal drug development factors that drove the 1.5 Company performance modifier for 2016 were:

1. Studies in Support of Further Commercialization of Marketed Products

- A Phase 3 study of EYLEA® (aflibercept) Injection for the treatment of non-proliferative diabetic retinopathy in patients without diabetic macular edema (DME) was initiated.

- We reported positive Phase 3 data from the ODYSSEY ESCAPE study of Praluent® (alirocumab) Injection in patients with heterozygous familial hypercholesterolemia and high LDL cholesterol levels who were undergoing apheresis.

2. Late-Stage Clinical Programs

- We reported positive efficacy and safety data from Phase 3 studies of Dupixent® (dupilumab) in patients with moderate-to-severe atopic dermatitis. The U.S. Food and Drug Administration ("FDA") accepted, and granted priority review for, the Biologics License Application (BLA) for Dupixent® for the treatment of atopic dermatitis. In addition, the European Medicines Agency (EMA) accepted for review the Marketing Authorization Application (MAA) for Dupixent® for the treatment of atopic dermatitis. The FDA granted Breakthrough Therapy designation for Dupixent® for the treatment of atopic dermatitis in pediatric patients. A Phase 3 study of dupilumab for the treatment of uncontrolled, persistent asthma completed enrollment. A Phase 3 study of dupilumab for the treatment of nasal polyps was also initiated.

- We reported positive results from the Phase 3 SARIL-RA-MONARCH study of Kevzara® (sarilumab), which demonstrated the superiority of Kevzara® monotherapy versus adalimumab (HUMIRA®) monotherapy in improving the clinical signs and symptoms of rheumatoid arthritis in adults.

- A Phase 3 study of fasinumab in patients with pain due to osteoarthritis of the knee or hip was initiated. A Phase 2b study of fasinumab in chronic low back pain was also initiated and later placed on clinical hold by the FDA. We completed an unplanned analysis of the Phase 2b study in chronic low back pain, which showed clear evidence of efficacy with improvement in pain scores in all fasinumab groups compared to placebo.

3. Earlier-Stage Clinical Programs

- REGN2810 entered a potentially pivotal clinical study for the treatment of advanced cutaneous squamous cell carcinoma.

- Phase 2 studies of aflibercept, in a co-formulated combination with nesvacumab, an antibody to angiopoietin-2 (ANG2), advanced in clinical development for the treatment of neovascular age-related macular degeneration (wet AMD) and DME.

4. Advancement of New Product Candidates into Clinical Development

- We advanced four new product candidates (REGN3500, REGN3470-3471-3479, REGN2477, and REGN3767) into Phase 1 clinical development.

3
ANNUAL EQUITY-BASED AWARDS

Sustainable Performance Parameters

The bulk of our NEOs' pay is designed to reward delivery of sustainable long-term value creation, which we believe is created by focusing on discovering, developing, and commercializing new medicines. Our compensation plan is intended to reward this long-term performance simply, using stock options and giving effect to the following considerations:

- All of our NEOs' direct pay except base salary is "at risk."

- Our NEOs' options grants are performance-based because we determine the award size based on corporate and individual performance assessments, and then the award only delivers value if we deliver stock price appreciation for shareholders.

- Our employee stock option grants have ten-year terms and four-year vesting provisions to align with long-term value creation and the development cycle of our products.

- NEOs must generally remain employed for four years in order for all options to vest.[8]

- We require NEOs to retain a significant amount of equity for the duration of their employment with Regeneron:

  – Our CEO must own shares with a value at least 6-times his base salary.

  – Our CSO must own shares with a value at least 3-times his base salary.

  – Our other NEOs must own shares with a value at least 2-times their base salaries.

- We have a recoupment (clawback) policy that enables us to reduce or recoup incentive compensation for compliance violations by NEOs and other covered officers and employees; importantly, the policy covers both financial and non-financial violations.

- We prohibit our NEOs from hedging or pledging Regeneron securities they hold.

Annual Stock Options Awards

Our equity-based pay design is very simple, transparent, and performance-based.

Stock option grants are the key long-term incentive for both our NEOs and our other eligible employees. These options generally vest ratably over the first four years of the ten-year option term, subject to the NEO's continued employment.

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[8] In the case of our CEO, this is subject to the terms of his employment agreement. See the subsection "Compensation Dashboard—2016 Compensation Tables—Post-Employment Compensation—Leonard S. Schleifer, M.D., Ph.D. Employment Agreement."

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Option grants are performance-based. The inherently performance-based nature of option grants is enhanced by our consideration of numerous performance-related and other factors when determining the size of each option grant, which is tailored to each NEO or other employee. Factors considered include:

- Our assessment of each NEO's performance against the goals the Committee establishes for the CEO and the goals the Committee and the CEO establish for the other NEOs.

- Our assessment of Regeneron's corporate accomplishments for the relevant year, particularly as they relate to our product pipeline.

- Our evaluation of the awards as a percentage of the total basic shares outstanding compared to Peer Group and survey data. This enables us to evaluate grants on a consistent basis regardless of stock price fluctuations of our or our Peer Group's stock prices. Focusing on the number of shares also avoids an outcome where NEOs are provided larger grants following stock price declines. In fact, all of our NEOs except the CSO (whose 2016 grant was set at 100% of the CEO's in connection with a change in his title to President & CSO), were granted 15% fewer options in 2016 while the stock price declined 32% during the year.

- Our recognition that NEO cash compensation is generally at or below our Peer Group median, despite Regeneron being a high-performing, high-growth company.

- Our evaluation of each NEO's grant history.

Our NEOs 2016 stock options awards, granted on December 16, 2016, were 15% lower based on the number of shares underlying the grants and their grant date fair value decreased by 43%, in each case as compared to 2015 (other than with respect to our CSO award, as described below):

Named Executive Officer	Stock Option Award (#)[1]	Year-over-Year Reduction in Shares Underlying Option Award	Year-over-Year Reduction in Grant Date Fair Value	Reduction in Shares Underlying Option Award Since 2012
Leonard S. Schleifer, M.D., Ph.D.	146,815	-15%	-43%	-48%
George D. Yancopoulos, M.D., Ph.D.	146,815	0%[2]	-33%	-39%
Robert E. Landry	24,565	-15%	-43%	N/A[3]
Neil Stahl, Ph.D.	58,342	-15%	-43%	-48%
Robert J. Terifay	34,000	-15%	-43%	-55%

[1] These stock options all have an exercise price of $381.92 per share, the average of the high and low sales price per share of our common stock as quoted on the NASDAQ Global Select Market on the date of grant. All of these grants consist of non-qualified stock options, which vest ratably over a period of four years. Except as set forth below in the subsection "Compensation Dashboard—2016 Compensation Tables—Post-Employment Compensation," stock option vesting ceases, and unvested stock options are forfeited, upon termination of employment.

[2] In connection with the change of Dr. Yancopoulos's title to President & CSO, his 2016 stock option award was set at 100% of Dr. Schleifer's 2016 stock option award.

[3] Mr. Landry was hired in 2013.

4
PERQUISITES AND PERSONAL BENEFITS

Similar to other employees, our NEOs may participate in Company-wide health, disability, life insurance, and other benefit plans, as well as our 401(k) Savings Plan. See details concerning the 401(k) Savings Plan in the subsection "Compensation Dashboard—Additional Compensation Information—Perquisites and Personal Benefits." Our NEOs are eligible to receive a limited number of additional perquisites. These include financial and tax planning assistance, which are taxable benefits.

In addition, our CEO is entitled to life insurance, long-term disability, medical malpractice insurance premiums, and additional tax and financial planning services pursuant to his employment agreement. These are described in the Summary Compensation Table.

Our CEO and CSO are also eligible for various benefits under our Company security policy whose primary purpose is to ensure increased efficiencies and to provide a more secure environment for them. These include personal air transportation up to $250,000 annually, as well as personal secure car transportation for them and their family members and guests when they accompany them.

Additional information regarding perquisites and other personal benefits provided to our NEOs in, or with respect to, 2016 is given in the applicable footnotes to the Summary Compensation Table and in the subsection "Compensation Dashboard—Additional Compensation Information—Perquisites and Personal Benefits."

5
POTENTIAL SEVERANCE PAYMENTS

We believe the following three points are key to understanding our severance provisions:

- Regeneron has **no pension**, **deferred compensation**, **or retirement plans** other than our 401(k) Savings Plan described above.

- Outstanding stock option agreements and restricted stock award agreements (with the exceptions and qualifications described in this section) for all employees other than Dr. Vagelos include a governance best-practice **"double trigger"** provision for the acceleration of vesting of unvested stock options or restricted stock upon a without-cause termination by the Company within two years of a change in control.

- We have a **policy against excise tax gross-up provisions** for payments contingent on a change in control of Regeneron in contracts, compensatory plans, and other arrangement with the Company's officers (including NEOs) with the exception of the CEO under his existing employment agreement or amendments to it.

For additional details, see the subsection "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments."

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OUR COMPENSATION PROCESSES

OUR COMPENSATION COMMITTEE

The Compensation Committee is responsible for overseeing the Company's general compensation objectives and programs. The Compensation Committee evaluates the performance of our NEOs and approves their compensation—in the case of the CEO, subject to approval of the non-employee members of the board of directors. The Compensation Committee operates under a written charter adopted by the board of directors and regularly reviews and reassesses the adequacy of its charter. A copy of the current charter is available on our website at **www.regeneron.com** under the "Corporate Governance" heading on the "Investors & Media" page.

Annual salaries for the following year and year-end bonuses and stock option awards or other year-end equity awards for all employees are determined in December of each year based on Company and individual performance, as well as other factors, which may include compensation trends among our Peer Group and in the biotechnology industry in general. With respect to our CEO, this process is formalized in the Compensation Committee's charter, which specifies that the Compensation Committee is to annually present the proposed annual compensation of the CEO to the non-employee members of the board of directors for approval.

We make our annual stock option awards on a regular, pre-set schedule. The meetings at which such grants are approved are generally scheduled about a year in advance, without regard to the timing of earnings or other major announcements. This enables us to maintain a transparent equity-granting process. We generally grant annual stock option awards to eligible employees whose performance is determined to merit an annual grant, including the NEOs, at a meeting held during December.

Pursuant to the terms of the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, stock option awards are granted with an exercise price equal to the average of the high and low sales price per share of our common stock as quoted on the NASDAQ Global Select Market on the date of the grant or, if such date is not a trading day, on the last preceding date on which there was a sale of our common stock on the NASDAQ Global Select Market.

We periodically evaluate the personal benefits and perquisites afforded to our NEOs. The Compensation Committee also regularly meets in executive session to discuss any of the matters that fall within its responsibilities.

MANAGEMENT

Members of our senior management play a role in the overall executive compensation process and assess performance of other officers. They also recommend for the Compensation Committee's approval the salary, bonus, and stock option grant budgets for non-officers and make specific recommendations for salary increases, bonuses, and equity award grants for other officers. For our NEOs (other than our CEO), recommendations to the Compensation Committee regarding their compensation are made by, or with the approval of, our CEO, who also evaluates their performance. Our CEO's performance is evaluated directly by the Compensation Committee based on the Company's overall corporate performance against annual goals that are approved by the board of directors at the beginning of each year, as discussed above.

SHAREHOLDER INPUT AND OUTREACH

As a science-based company, we believe in casting a broad net for information to help us do our jobs well. We start, of course, by recruiting a board that we believe stands out among both industry peers and companies in general as exceptional for its talent, especially the science talent relevant to our core competencies. We also tap into expertise from leading academic and business entities, from compensation and governance experts, from colleagues with whom we serve on other boards, and from global business and policy leaders from a wide array of backgrounds.

We place particular importance on reaching out to our shareholders for ideas, input, and honest feedback. We do this formally through our say-on-pay votes, and informally through regular investor relations channels, governance engagements, meetings with stakeholders focused on environmental and social issues, and informal exchanges in other settings.

Say-on-pay vote. Our shareholders are provided with an opportunity to cast a non-binding, advisory vote every three years on our executive compensation program. You have that opportunity again at the 2017 Annual Shareholder Meeting, when you also will have an opportunity to give us input on how frequently we should have a say-on-pay vote. As previously reported, our most recent advisory say-on-pay vote was held in June 2014. Thereafter, we implemented several changes to our executive compensation program and continued the implementation of our existing compensation and governance initiatives, as previously reported in our proxy statements for the 2015 and 2016 annual shareholder meetings. These and other recent changes are also summarized in the table below.

Shareholder outreach. In addition to the more formal input of the say-on-pay vote discussed above, we maintain an ongoing shareholder outreach program through which we seek input from shareholders and environmental, social, and governance ("ESG")-focused groups regarding our executive compensation and other governance practices, and implement appropriate changes based on this input.

In 2016, we engaged in direct one-on-one discussions with shareholders collectively representing approximately 53% of the shares of common stock outstanding as of December 31, 2016 (excluding shares held by our directors and executive officers and Sanofi); the Compensation Committee Chair personally attended more than a dozen of these meetings. The Compensation Committee Chair and members of management also met with individuals representing important ESG constituencies, including groups connected to faith-based, labor, and public employee pension plans. Our 2016 outreach focused on shaping compensation decisions for the future, and built on an active outreach program in prior years.

Changes we have adopted in recent years in response to shareholder feedback, which we believe demonstrate our continued commitment to governance best practices, include the following:

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RECENT CHANGES ADOPTED BASED ON SHAREHOLDER FEEDBACK

What We Heard	What We Did	When We Did It
Concern about size of NEO equity awards	Implemented consecutive decreases in the number of shares underlying the annual stock option awards to most of our NEOs	December 2013, 2014, 2015, and 2016
Concern about burn rate	Implemented across-the-board decrease in the number of shares underlying employee annual stock option awards as noted above; decreased the burn rate from 5.4% in 2012 to 4.0% in 2016 despite a 177% increase in the number of employees over the same period	December 2013, 2014, 2015, and 2016
Preference for using majority voting in the election of directors	Adopted majority voting standard in the election of directors and director resignation policy	January 2014 (director resignation policy) January 2016 (majority voting)
Concern about executive perquisites	Eliminated certain CEO's non-business perquisites, including a tax gross-up related to legal, tax, and financial planning advisory services	December 2014
Payments contingent on change in control should not benefit from excise tax gross-ups	Adopted a new policy against including excise tax gross-up provisions with respect to payments contingent upon a change in control of Regeneron in contracts, compensatory plans, or other arrangements with the Company's executive officers, including the NEOs (grandfathered the CEO employment agreement)	November 2014
The Company should be able to claw back incentive compensation in case of employee misconduct	Adopted a recoupment (clawback) policy covering both financial and non-financial misconduct	January 2014
Need to communicate more clearly about compensation matters and link to Regeneron's business model and performance	Substantially revised CD&A section of proxy statement and provided additional information regarding compensation decisions and our compensation philosophy	2014, 2015, 2016, and 2017 proxy seasons

We also provide all shareholders and others a means to contact us at any time. That information is included in this proxy statement—see "Shareholders—Shareholder Communications". We welcome your input.

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INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee has the sole authority to retain, at the Company's expense, one or more third-party compensation consultants to assist the Compensation Committee in performing its responsibilities and to terminate the services of the consultant if it deems it appropriate. In 2016, the Compensation Committee utilized the services of Frederic W. Cook & Co. In order to maintain its independence, the Compensation Committee retained Frederic W. Cook & Co. directly and Frederic W. Cook & Co. performed services exclusively at the Committee's direction. The Compensation Committee periodically evaluates the independence of its compensation consultant. In accordance with applicable listing standards of the NASDAQ Stock Market LLC and SEC rules, in 2016 the Compensation Committee evaluated the independence of Frederic W. Cook & Co., including by taking into consideration the following factors:

- the fact that Frederic W. Cook & Co. did not provide any other services to the Company;

- the amount of fees received from the Company by Frederic W. Cook & Co. as a percentage of its revenue;

- the policies and procedures of Frederic W. Cook & Co. designed to prevent conflicts of interest;

- the absence of any significant business or personal relationship between Frederic W. Cook & Co. and any member of the Compensation Committee;

- the fact that Frederic W. Cook and the representative of Frederic W. Cook & Co. to the Company did not own any stock of the Company; and

- the absence of any material business or personal relationship between Frederic W. Cook & Co. representatives and any executive officer of the Company.

The Compensation Committee's evaluation was based in part on a representation letter from Frederic W. Cook & Co. On the basis of this evaluation, the Compensation Committee concluded that the engagement of Frederic W. Cook & Co. did not raise any conflicts of interest.

The Compensation Committee's consultant reviews management recommendations on compensation plans, budgets, and strategies and advises the Compensation Committee on regulations and trends in executive compensation nationally and specifically in the pharmaceutical and biopharmaceutical industries. It also provides comparative compensation information for our CEO and other senior executives (using the Peer Group and other compensation data as described below); reviews senior management's compensation recommendations for other officers, including the other NEOs; and provides general advice to the Compensation Committee on compensation matters, including facilitating the articulation and periodic review of the Company's compensation philosophy.

PEER DATA

For purposes of setting our NEOs' and other senior executives' compensation, we use comparative compensation information from a relevant peer group of companies (referred to in this proxy statement as "Peer Group"). We select the companies in the Peer Group with the assistance of Frederic W. Cook & Co. based on factors including, but not limited to, the following: market capitalization; geographic location; number of employees; therapeutic focus; research and development expenditures; stage of development; and total revenues.

THE PEER GROUP UTILIZED IN 2016 CONSISTS OF THE FOLLOWING 14 COMPANIES:

* Regeneron's Biotech R&D Peer.

AbbVie Inc.	Biogen Inc.*	Gilead Sciences, Inc.*
Alexion Pharmaceuticals, Inc.*	BioMarin Pharmaceutical Inc.*	Incyte Corporation*
Alkermes plc*	Bristol-Myers Squibb Company	United Therapeutics Corporation*
Alnylam Pharmaceuticals, Inc.*	Celgene Corporation *	Vertex Pharmaceuticals, Inc.*
Amgen Inc.	Eli Lilly and Company	

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The Peer Group is also meant to provide a representative sample of companies with which we compete for talent. We periodically reassess the composition of the Peer Group and make changes as appropriate, taking into account factors such as changes in the Company's market capitalization and merger-and-acquisition activity impacting the existing Peer Group companies.

The Compensation Committee reviewed the Peer Group in June 2016 and, based on the recommendation of Frederic W. Cook & Co., did not make any changes. As part of its assessment, the Compensation Committee took into account that, as of the approval date, Regeneron was the median company in the Peer Group based on market capitalization, revenues for the last four completed quarters, and the then-available reported number of employees, as shown in the table below.

Market Capitalization ($ Millions)				Revenues ($ Millions)		Employees	
As of 5/31/16		Dec. 2015 (12-Month Avg)		Last Four Quarters		(as of last 10-K filing)	
Bristol-Myers Squibb	$119,689	Gilead	$156,378	Gilead	$32,839	Lilly	41,275
Amgen	$118,655	Amgen	$119,142	AbbVie	$23,777	AbbVie	28,000
Gilead	$115,948	Bristol-Myers Squibb	$106,457	Amgen	$22,156	Bristol-Myers Squibb	25,000
AbbVie	$101,796	AbbVie	$99,759	Lilly	$20,179	Amgen	17,900
Celgene	$81,736	Celgene	$92,795	Bristol-Myers Squibb	$16,910	Gilead	8,000
Lilly	$79,177	Lilly	$83,782	Biogen	$10,936	Biogen	7,350
Biogen	$63,466	Biogen	$81,160	Celgene	$9,687	Celgene	6,971
Regeneron	**$41,705**	**Regeneron**	**$51,391**	**Regeneron**	**$4,435**	**Regeneron**	**4,473**
Alexion	$33,805	Alexion	$38,065	Alexion	$2,705	Alexion	2,924
Vertex	$23,041	Vertex	$29,877	United Therapeutics	$1,507	BioMarin	2,158
Incyte	$15,837	BioMarin	$18,695	Vertex	$1,292	Vertex	1,950
BioMarin	$14,552	Incyte	$18,447	BioMarin	$924	Alkermes	1,500
Alkermes	$7,016	Alkermes	$9,892	Incyte	$858	United Therapeutics	750
Alnylam	$6,136	Alnylam	$8,753	Alkermes	$624	Incyte	692
United Therapeutics	$5,304	United Therapeutics	$7,271	Alnylam	$30	Alnylam	369
75th Percentile	$105,334		$101,433		$20,673		19,675
Median	$48,635		$59,612		$6,196		4,948
25th Percentile	$12,668		$16,309		$907		1,313
Regeneron Percentile Rank in Peer Group	**48P**		**49P**		**48P**		**49P**

Source: Standard & Poor's Capital IQ.

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Further, in our review of the Peer Group data, we also consider the practices of the 10-company sub-group of peers viewed as having businesses and drug discovery and development cultures that are most similar to Regeneron's, with similarly-sized employee bases (marked with an asterisk in the first table in this subsection and referred to as "Biotech R&D Peers").

In making the compensation decisions in December 2016, we used data from publicly filed proxy statements of the companies in the Peer Group (as compiled by the Compensation Committee's compensation consultant) to review each component of compensation of our NEOs against their peers in the Peer Group as well as their total annual compensation in relation to the Peer Group, while taking into account various factors such as the executive's performance, past compensation history, experience, and their role in the Company's success. We use Peer Group data as a point of reference for measurement, but Peer Group data do not represent the only factor considered and there is no targeted pay level percentile. The Compensation Committee retains discretion in determining the nature and extent of the use of Peer Group data. In addition, in 2016 we reviewed biotechnology compensation data from two survey sources, the Radford Global Life Sciences Survey and the Mercer SIRS Executive Survey, to obtain a general understanding of current compensation practices and to assess overall competitiveness of our compensation program. In both cases, we used a targeted cut of the survey sources to ensure we were assessing our NEOs and other executives against an appropriate reference point. The Radford Survey consisted of U.S. public biotechnology and pharmaceutical companies that have between 1,500 and 20,000 employees, and the SIRS survey included U.S. public biotechnology and pharmaceutical companies with more than $1 billion in revenue. In assessing compensation of the NEOs, the Compensation Committee reviewed the individual data sources in addition to a composite of all three data sources.

RISK ASSESSMENT

We regularly review the Company's compensation and benefits programs, including its executive compensation program and its incentive based compensation programs for commercial personnel. Our compensation and governance-related policies are further enhanced by our stock ownership guidelines applicable to our senior officers and our policy regarding recoupment or reduction (clawback) of incentive compensation of our officers and other specified employees for compliance violations, as well as a policy against hedging and pledging of our securities by our directors and employees, including the NEOs. We also have a policy against including excise tax gross-up provisions with respect to payments contingent upon a change in control of Regeneron in contracts, compensatory plans, or other arrangements with the Company's executive officers, including the NEOs (other than the existing employment agreement with our CEO or any amendments thereto, which we expressly exempted). These policies evidence Regeneron's continued commitment to robust corporate governance and are meant to reduce compensation-related risks and ensure greater alignment of the interests of our employees, including the NEOs, and those of the Company and our shareholders.

We believe that the Company's programs balance risk and potential reward in a manner that is appropriate to the Company's circumstances and in the best interests of the Company's shareholders over the long term. We also believe that the Company's compensation and benefits programs do not create risks that are reasonably likely to have a material adverse effect on the Company—as noted above, we believe this is in part because of the transparency and simplicity of our compensation programs, which help avoid a "manage to short-term metrics" culture.

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TAX IMPLICATIONS

We take tax considerations into account in making our compensation-related assessments and decisions.

Section 162(m) of the Internal Revenue Code generally limits the deductibility for federal income tax purposes of compensation in any year paid to the CEO and the other NEOs (other than the Chief Financial Officer) to the extent such compensation exceeds $1 million and does not qualify as "performance-based" compensation as defined under Section 162(m) of the Internal Revenue Code. The Company has adopted the Regeneron Pharmaceuticals, Inc. Cash Incentive Bonus Plan and the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. Awards under the Plans may, but are not required to, be subject to the attainment of performance goals in order to qualify for this performance-based compensation exception. We used the Cash Incentive Bonus Plan for annual cash bonuses of the NEOs in respect of performance in 2016, and the 2014 Long-Term Incentive Plan for equity awards made after its shareholder approval date (including those reported in the Summary Compensation Table in this proxy statement).

Due to the requirements set forth in Section 274(e)(2) of the Internal Revenue Code, Company-provided personal and guest air travel (which is provided by the Company only to the extent permitted under board-approved guidelines and a security policy adopted by the board based on an independent, third-party security study) results in a partial disallowance of the related corporate tax deductions. In 2016, this disallowance amounted to approximately $1.2 million.

We take into account the deductibility of compensation in determining NEOs' compensation. However, we reserve the right to use our judgment to authorize compensation payments that are not deductible, such as when we believe that such payments are necessary to maintain the flexibility needed to attract talent, promote executive retention, reward performance, or attain other Company objectives, or as required to comply with the Company's contractual commitments. As noted above, compensation attributable to stock options generally qualifies as "performance-based" compensation and, as such, receives favorable treatment under Section 162(m) of the Internal Revenue Code.

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COMPENSATION COMMITTEE REPORT

We, the members of the Compensation Committee, have reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on that review and discussion, we have recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee
Christine A. Poon, Chairperson
Charles A. Baker
Joseph L. Goldstein, M.D.
George L. Sing

COMPENSATION COMMITTEE INTERLOCKS & INSIDER PARTICIPATION

None of the members of the Compensation Committee is currently, or has been at any time since our formation, one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

COMPENSATION DASHBOARD

2016 COMPENSATION TABLES

2016 Summary Compensation Table

The following table and accompanying footnotes provide information regarding compensation earned by, or paid to, our NEOs during the last three fiscal years.

A	B	C	D	E	F	G	I	J
Name and principal position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[1]	All other Compensation ($)[3]	Total ($)
Leonard S. Schleifer, M.D., Ph.D. **President and Chief Executive Officer**	2016	1,242,000	—	—	24,631,012	2,235,600	228,908[4]	28,337,520
	2015	1,200,000	2,880,000	—	43,307,918	—	74,608	47,462,526
	2014	1,071,200	2,142,400	—	38,644,700	—	107,124	41,965,424
George D. Yancopoulos, M.D., Ph.D. **President and Chief Scientific Officer**	2016	1,055,700	—	—	24,631,012	1,900,260	180,547[5]	27,767,519
	2015	1,020,000	2,448,000	—	36,811,837	—	22,519	40,302,356
	2014	910,500	1,821,040	—	32,744,746	—	30,525	35,506,811
Robert E. Landry **Senior Vice President, Finance and Chief Financial Officer**	2016	585,600	—	—	4,121,229	439,200	18,700[6]	5,164,729
	2015	517,500	465,750	—	7,246,284	—	19,360	8,248,894
	2014	500,000	455,000[7]	—	6,403,138	—	14,818	7,372,956
Neil Stahl, Ph.D. **Executive Vice President, Research & Development**	2016	619,300	—	—	9,787,960	557,370	20,725[8]	10,985,355
	2015	550,000	594,000	—	17,209,995	—	20,515	18,374,510
	2014	493,500	532,980	—	15,207,420	—	20,215	16,254,115
Robert J. Terifay **Executive Vice President, Commercial**	2016	550,700	—	—	5,704,154	495,630	20,725[8]	6,771,209
	2015	532,100	574,668	—	10,029,459	—	20,515	11,156,742
	2014	465,800	377,298	—	7,533,104	—	20,125	8,396,327

[1] Bonuses and non-equity incentive plan compensation amounts are shown in the year in which they were accrued and earned. Prior to 2016, the Company did not use a formal bonus plan for the NEOs, and bonus amounts in respect of 2014 and 2015 are shown in the "Bonus" column. In 2016, the Company adopted the Cash Incentive Bonus Plan, which was utilized for cash bonuses paid to the NEOs in respect of 2016; such 2016 bonuses are reported in the "Non-Equity Incentive Plan Compensation" column in accordance with SEC rules.

[2] The amounts in column F reflect the respective aggregate grant date fair values (disregarding estimated forfeitures) of option awards granted in 2016, 2015, and 2014, respectively, pursuant to the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. Assumptions used in the calculation of these amounts are included in Note 14 to the Company's audited financial statements for the fiscal year ended December 31, 2016 included in the 2016 Annual Report.

[3] See the subsection "Additional Compensation Information—Perquisites and Personal Benefits" below for further information. Certain 2016 perquisites and other personal benefits are quantified for each of the NEOs in the footnotes to this table below based on the actual additional cost incurred by us in providing the perquisite or other personal benefit.

[4] Consists of (i) $1,655 for life insurance premiums, (ii) $23,958 for long-term disability insurance premiums, (iii) $11,645 for medical malpractice insurance premiums, (iv) $10,600 for 401(k) Savings Plan matching contributions in respect of 2016 paid in February 2017, (v) $12,025 for tax and financial planning advisory services, and (vi) $158,852 and $10,173 for personal use of Company-provided aircraft and secure car transportation, respectively, in each case in accordance with our security policy (calculated as described in the subsection "Additional Compensation Information—Perquisites and Personal Benefits" below).

[5] Consists of (i) $10,600 for 401(k) Savings Plan matching contributions in respect of 2016 paid in February 2017, (ii) $10,125 for tax and financial planning advisory services, and (iii) $157,303 and $2,519 for personal use of Company-provided aircraft and secure car transportation, respectively, in each case in accordance with our security policy (calculated as described in the subsection "Additional Compensation Information—Perquisites and Personal Benefits" below).

[6] Consists of (i) $10,600 for 401(k) Savings Plan matching contributions in respect of 2016 paid in February 2017 and (ii) $8,100 for tax and financial planning advisory services.

[7] Includes the second installment in the amount of $50,000 of Mr. Landry's $100,000 sign-on bonus (paid in 2014).

[8] Consists of (i) $10,600 for 401(k) Savings Plan matching contributions in respect of 2016 paid in February 2017 and (ii) $10,125 for tax and financial planning advisory services.

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2016 Grants of Plan-Based Awards

The following table and explanatory footnotes provide information regarding the annual bonus and equity awards granted to our NEOs during 2016.

	A	B	C	D	E	I	J	K		L
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			All other stock awards, number of shares or stock or units (#)	All other option awards, number of securities underlying options (#)	Exercise or base price of option awards ($/Sh) [2]	Closing price of Company common stock on grant date ($/Sh) [2]	Grant date fair value of stock and option awards ($) [3]
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)					
Leonard S. Schleifer, M.D., Ph.D.	12/16/2016 [4]		1,490,400	2,980,800	—	146,815	381.92	378.85	24,631,012
George D. Yancopoulos, M.D., Ph.D.	12/16/2016 [4]		1,266,840	2,533,680	—	146,815	381.92	378.85	24,631,012
Robert E. Landry	12/16/2016 [4]		292,800	585,600	—	24,565	381.92	378.85	4,121,229
Neil Stahl, Ph.D.	12/16/2016 [4]		371,580	743,160	—	58,342	381.92	378.85	9,787,960
Robert J. Terifay	12/16/2016 [4]		330,420	660,840	—	34,000	381.92	378.85	5,704,154

[1] Cash bonus awards under the Regeneron Pharmaceuticals, Inc. Cash Incentive Bonus Plan. The actual bonus awards earned in respect of 2016 and paid out in January 2017 are reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above.

[2] These options have an exercise price equal to the average of the high and low sales price per share of the Company's common stock on the date of grant. Therefore, the closing price of our common stock on the grant date may be higher or lower than the exercise price of these options.

[3] The amounts in this column represent the grant date fair value of the awards made pursuant to the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. The assumptions used in the calculation of these amounts are included in Note 14 to the Company's audited financial statements for the fiscal year ended December 31, 2016 included in the 2016 Annual Report.

[4] The NEO received a non-qualified stock option award that vests at a rate of 25% per year over the first four years of the ten-year option term.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table and explanatory footnotes provide information regarding unexercised stock options and unvested restricted stock awards held by our NEOs as of December 31, 2016.

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A	B	C	D	E	F	G	H	I	J
	Option Awards					Stock Awards			
Name	Number of securities underlying unexercised options (exercisable) (#)	Number of securities underlying unexercised options (unexercisable) (#)	Equity incentives plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares of units of stocks that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Leonard S. Schleifer, M.D., Ph.D.	—	146,815 [1]	—	381.92	12/16/2026	—	—	—	—
	43,181	129,542 [2]	—	555.67	12/16/2025	—	—	—	—
	101,602	101,602 [3]	—	399.66	12/16/2024	—	—	—	—
	179,298	59,765 [4]	—	270.43	12/13/2023	—	—	—	—
	281,250	—	—	179.13	12/14/2022	—	—	—	—
	160,000	—	—	52.03	12/16/2021	—	—	—	—
	240,000	—	—	52.03	12/16/2021	—	—	—	—
	125,000	—	—	30.63	12/14/2020	—	—	—	—
	187,500	—	—	30.63	12/14/2020	—	—	—	—
	187,500	—	—	21.25	12/18/2019	—	—	—	—
	125,000	—	—	21.25	12/18/2019	—	—	—	—
	125,000	—	—	16.80	12/17/2018	—	—	—	—
	187,500	—	—	16.80	12/17/2018	—	—	—	—
	250,000	—	—	21.92	12/17/2017	—	—	—	—
Total	**2,192,831**	**437,724**							
George D. Yancopoulos, M.D., Ph.D.	—	146,815 [1]	—	381.92	12/16/2026	—	—	—	—
	36,704	110,111 [2]	—	555.67	12/16/2025	—	—	—	—
	86,362	86,361 [3]	—	399.66	12/16/2024	—	—	—	—
	152,403	50,801 [4]	—	270.43	12/13/2023	—	—	—	—
	239,063	—	—	179.13	12/14/2022	—	—	—	—
	158,079	—	—	52.03	12/16/2021	—	—	—	—
	240,000	—	—	52.03	12/16/2021	—	—	—	—
	96,736	—	—	30.63	12/14/2020	—	—	—	—
	150,000	—	—	30.63	12/14/2020	—	—	—	—
	150,000	—	—	21.25	12/18/2019	—	—	—	—
	95,295	—	—	21.25	12/18/2019	—	—	—	—
	94,048	—	—	16.80	12/17/2018	—	—	—	—
	150,000	—	—	16.80	12/17/2018	—	—	—	—
	195,438	—	—	21.92	12/17/2017	—		—	—
	—	—	—	—	—	500,000 [5]	367.09 [6]	—	—
Total	**1,844,128**	**394,088**				**500,000**			
Robert E. Landry	—	24,565 [1]	—	381.92	12/16/2026	—	—	—	—
	7,225	21,675 [2]	—	555.67	12/16/2025	—	—	—	—
	17,000	17,000 [3]	—	399.66	12/16/2024	—	—	—	—
	46,000	20,000 [7]	—	272.70	9/9/2023	—	—	—	—
	—	—	—	—	—	5,000 [8]	367.09 [6]	—	—
Total	**70,225**	**83,240**				**5,000**			
Neil Stahl, Ph.D.	—	58,342 [1]	—	381.92	12/16/2026	—	—	—	—
	17,160	51,478 [2]	—	555.67	12/16/2025	—	—	—	—
	40,376	40,374 [3]	—	399.66	12/16/2024	—	—	—	—
	71.250	23,750 [4]	—	270.43	12/13/2023	—	—	—	—
	112,500	—	—	179.13	12/14/2022	—	—	—	—
	48,079	—	—	52.03	12/16/2021	—	—	—	—
	75,000	—	—	52.03	12/16/2021	—	—	—	—
	46,736	—	—	30.63	12/14/2020	—	—	—	—
	20,295	—	—	21.25	12/18/2019	—	—	—	—
	6,017	—	—	145.70	12/17/2017	—	—	—	—
	4,527	—	—	268.40	12/17/2017	—	—	—	—
Total	**441,940**	**173,944**							
Robert J. Terifay	—	34,000 [1]	—	381.92	12/16/2026	—	—	—	—
	10,000	30,000 [2]	—	555.67	12/16/2025	—	—	—	—
	20,000	20,000 [3]	—	399.66	12/16/2024	—	—	—	—
	37,500	12,500 [4]	—	270.43	12/13/2023	—	—	—	—
	75,000	—	—	179.13	12/14/2022	—	—	—	—
	1,921	—	—	52.03	12/16/2021	—	—	—	—
	30,579	—	—	52.03	12/16/2021	—	—	—	—
	48,750	—	—	52.03	12/16/2021	—	—	—	—
Total	223,750	96,500							

74

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1 This stock option award was granted to the NEO on December 16, 2016 and vests at a rate of 25% per year over the first four years of the option term.

2 This stock option award was granted to the NEO on December 16, 2015 and vests at a rate of 25% per year over the first four years of the option term.

3 This stock option award was granted to the NEO on December 16, 2014 and vests at a rate of 25% per year over the first four years of the option term.

4 This stock option award was granted to the NEO on December 13, 2013 and vests at a rate of 25% per year over the first four years of the option term.

5 This restricted stock award was granted to the NEO on June 27, 2012 and vests 100% on December 17, 2017, subject to the NEO's continued employment.

6 Reflects the closing price per share of the Company's common stock on the NASDAQ Global Select Market on December 30, 2016.

7 This stock option award was granted to the NEO on September 9, 2013 and vests at a rate of 25% per year over the first four years of the option term.

8 This restricted stock award was granted to the NEO on September 9, 2013 and vests 100% on the fifth anniversary of the date of grant, subject to the NEO's continued employment.

2016 Option Exercises and Stock Vested

The following table and explanatory footnotes provide information with regard to amounts realized by our NEOs during 2016 as a result of the exercise of stock options or the vesting of restricted stock awards.

A	B	C	D	E
	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise[1] ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Leonard S. Schleifer, M.D., Ph.D.	250,000	89,942,500	—	—
George D. Yancopoulos, M.D., Ph.D.	195,079	70,183,572	—	—
Robert E. Landry	—	—	—	—
Neil Stahl, Ph.D.	—	—	—	—
Robert J. Terifay	—	—	—	—

1 Amounts reflect the difference between the exercise price of the option(s) and the average of the high and low sales price per share of the Company's common stock on the NASDAQ Global Select Market on the exercise date(s).

Post-Employment Compensation

As discussed in "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments," our NEOs are entitled to certain severance benefits upon the voluntary or involuntary termination of their employment. We provide additional information regarding the severance benefits available to our NEOs in the tables set out below in this subsection. For our Chief Executive Officer, the table shows the amounts payable under his employment agreement upon his involuntary or not-for-cause termination, termination in connection with a corporate change of control, and in the event of his disability or death. For the other NEOs, the table shows their post-termination compensation arrangements under our change in control severance plan upon an involuntary or not-for-cause termination in connection with a corporate change of control.

Leonard S. Schleifer, M.D., Ph.D., Employment Agreement

We entered into an employment agreement with our Chief Executive Officer, Dr. Schleifer, effective as of December 20, 2002, providing for his employment with the Company through December 31, 2003 and continuing thereafter on a year-by-year basis. On November 14, 2008, this employment agreement was amended and restated to bring the employment agreement into compliance with Section 409A of the Internal Revenue Code. Pursuant to this agreement, we agreed that in the event that Dr. Schleifer's employment is terminated by us other than for cause (as defined in the agreement) or is terminated by Dr. Schleifer for good reason (as defined in the agreement to include specified acts of constructive termination, together called an "involuntary termination"), we will pay Dr. Schleifer an amount equal to 125% of the sum of his base salary plus his average bonus paid over the prior three years. This amount will be paid in a lump sum severance payment. In addition, we will continue to provide Dr. Schleifer and his dependents medical, dental, and life insurance benefits for eighteen months. Subject to the discussion in the following paragraph, in the event that Dr. Schleifer's employment is terminated for

any reason other than for cause, all of his unvested stock options will continue to vest in accordance with the terms of the applicable award grant and he will be entitled to exercise the stock options throughout their original term, which is generally ten years from the date of grant.

Upon an involuntary termination (i.e., a termination by the Company without cause or by Dr. Schleifer for good reason, each as defined in the agreement) within three years after a change of control of the Company or within three months prior to such a change of control, we will pay Dr. Schleifer an amount equal to three times the sum of his annual base salary plus his average bonus over the prior three years. This amount will be paid in a lump sum severance payment. In addition, we will continue to provide Dr. Schleifer and his dependents medical, dental, and life insurance benefits for thirty-six months. Upon such an involuntary termination in connection with a change of control, Dr. Schleifer's outstanding stock options will vest immediately and remain exercisable throughout their original term, which is generally ten years from the date of grant. If aggregate severance payments to Dr. Schleifer in connection with a change of control exceed certain thresholds set forth in the Internal Revenue Code, then we will pay him an additional amount to cover any resulting excise tax obligations, unless the excise taxes could be eliminated by reducing Dr. Schleifer's cash severance payments and benefits under the agreement by less than ten percent, in which case such benefits and payments will be reduced accordingly.

The following table reflects the potential payments to our Chief Executive Officer under his employment agreement assuming a termination effective December 31, 2016 under different scenarios (including following a change of control), as well as upon death or disability. The information in the table below is based on the assumptions set forth in the footnotes to the table; actual values and amounts may differ from those presented below.

Potential Severance Payments under Dr. Schleifer's Employment Agreement

Name	Cash Severance ($)	Benefits Continuation ($)	Death Benefits [4]	Disability Benefits ($)	Value of Accelerated Stock Options ($)	Cutback/ Gross-up [6]	Total Amount
Involuntary Termination Following a Change of Control [1]	10,818,400 [2]	206,619 [3]	—	—	5,776,885 [5]	—	16,801,904
Involuntary Termination	4,507,667 [7]	96,683 [8]	—	—	—	—	4,604,350
Death	—	90,192 [8]	—	—	— [9]	—	90,192
Disability	—	96,683 [8]	—	652,050 [10]	—	—	748,733

[1] For purposes of these calculations, (i) we used Dr. Schleifer's 2016 base salary and the annual bonuses paid to Dr. Schleifer for performance in 2013, 2014, and 2015, respectively; (ii) we assumed that Dr. Schleifer received his annual bonus that was earned in 2016 and paid in 2017 (described in the Summary Compensation Table above); (iii) we took into consideration, for purposes of determining whether Dr. Schleifer was entitled to receive a gross-up payment under the terms of his employment agreement, the fact that Dr. Schleifer's stock options continue to vest according to their original vesting schedule following a voluntary or involuntary termination (other than in connection with a change of control); (iv) we assumed an 8% annual increase in medical premiums, 5% annual increase in dental premiums, and an increase in annual life insurance premiums from $1,655 to $7,000 in October 2017; (v) we assumed that the medical and dental insurance benefits received in 2017, 2018, and 2019 would be taxable and that Dr. Schleifer would be eligible for a tax gross-up for these benefits under the terms of his employment agreement; (vi) although Dr. Schleifer's employment agreement provides for restrictive covenants, including a six-month non-compete obligation, no specific value has been ascribed to these covenants solely for purposes of this calculation; and (vii) although certain payments to Dr. Schleifer would be subject to potential delays upon separation of service under Section 409A of the Internal Revenue Code, we did not attempt to determine which, if any, payments would be delayed.

[2] Equal to three times the sum of (a) Dr. Schleifer's 2016 base salary and (b) the average annual bonus paid to Dr. Schleifer for performance in the three completed years prior to the termination date. For purposes of this calculation, we used Dr. Schleifer's annual bonuses for performance in 2013, 2014, and 2015.

[3] Equal to the estimated cost of providing Dr. Schleifer and his dependents medical, dental, and life insurance benefits for thirty-six months.

[4] We maintain $1 million of term life insurance covering Dr. Schleifer payable to his designated beneficiary.

[5] Equal to the aggregate amount of the differences between the exercise prices of Dr. Schleifer's accelerated stock options and the closing sales price per share of the Company's common stock on the NASDAQ Global Select Market on December 30, 2016 of $367.09.

[6] Under Dr. Schleifer's employment agreement, if payments due in connection with a change of control are subject to excise taxes under Section 280G of the Internal Revenue Code, we will cut back the payments if the excise tax can be eliminated by reducing his cash severance payments and benefits by less than ten percent. Otherwise, we will pay him an additional "gross up" amount so that his after tax benefits are the same as though no excise tax had been applied. We have determined that Dr. Schleifer would not be subject to excise taxes if he had been terminated on December 31, 2016 as a result of a change of control.

[7] Equal to 1.25 times the sum of (a) Dr. Schleifer's 2016 base salary and (b) the average annual bonus paid to Dr. Schleifer for performance in the three completed years prior to the termination date. For purposes of this calculation, we used Dr. Schleifer's annual bonuses for performance in 2013, 2014, and 2015.

[8] Equal to the estimated cost of providing Dr. Schleifer and his dependents medical, dental, and life insurance benefits for eighteen months.

[9] As discussed in "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments," unvested stock options held by any employee (including Dr. Schleifer) become immediately exercisable upon his or her death.

[10] Represents 35% of Dr. Schleifer's 2016 salary over a period of eighteen months. We have assumed long-term disability coverage exists pursuant to Dr. Schleifer's employment agreement for the remaining 65% of Dr. Schleifer's salary.

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Change in Control Severance Plan

Each of the NEOs, other than our Chief Executive Officer, participates in our change in control severance plan that was adopted by the board of directors on January 20, 2006. The purposes of the plan are (i) to help us retain key employees, (ii) to help maintain the focus of such employees on our business and to mitigate the distractions caused by the possibility that we may be the target of an acquisition, and (iii) to provide certain benefits to such employees in the event their employment is terminated (or constructively terminated) after, or in contemplation of, a change in control. On November 14, 2008, the change in control severance plan was amended and restated to bring it into compliance with Section 409A of the Internal Revenue Code.

Under the plan, each participant is entitled to receive a cash severance payment in an amount equal to one, or, in designated cases, including with respect to the NEOs other than Dr. Schleifer, two times the sum of the participant's annual base salary and his or her average annual bonus over the prior three years if, within two years after or 180 days before a change in control, either the participant resigns his or her employment for Good Reason (as defined in the plan) or the participant's employment is terminated by the Company for any reason other than Cause (as defined in the plan). This amount will be paid in a lump sum severance payment. A participant so terminated is also entitled to receive a pro rata bonus for the year in which he or she is terminated based on the portion of the year the participant was employed by us. In addition, for either one or two years, as the case may be, plan participants will receive continuation of health care coverage and welfare benefits provided by us, to the extent permitted by our benefit plans, at a cost no greater than what the participant's cost would have been if he or she had continued his or her employment with the Company.

In the event that a plan participant resigns his or her employment for Good Reason (which generally conforms to the definition in Section 409A), or the participant's employment is terminated by the Company for any reason other than Cause, in either case within two years after or 180 days before a change in control, then the participant's stock options and other equity awards granted under our long-term incentive plans that would have vested prior to or upon the change in control will become vested on the change in control date, and the exercise period of such equity awards, and other equity awards held by the participant that otherwise would have expired, will be extended to the later of (i) thirty days following the first date after a change in control in which the shares underlying the equity award may be traded, and (ii) the permitted exercise date in the plan or grant assuming the change in control happened immediately prior to the participant's termination. However, in no event will any stock option or other equity award be extended (i) beyond the expiration date of the grant, or (ii) such that the grant will be subject to the additional tax under Section 409A of the Internal Revenue Code.

In the event that a participant would become subject to a "golden parachute" excise tax under Section 4999 of the Internal Revenue Code as a result of severance benefits and payments, the severance benefits and payments owed to the participant shall be reduced to an amount one dollar less than the amount that would subject the participant to the excise tax, unless the total severance benefits/payments net of the excise taxes are greater than the amount that the participant would receive following any such reduction.

The following table shows the potential payments to our NEOs (other than our Chief Executive Officer), upon their hypothetical termination (other than for Cause) or resignation for Good Reason, in the two years following, or the six months prior to, a change in control. The information in the table below assumes an effective termination or resignation date of December 31, 2016 and is further based on the assumptions set forth in the footnotes to the table; actual values and amounts may differ from those presented below.

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Potential Payments under Change in Control Severance Plan

Name	Cash Severance [1] ($)	Benefits Continuation [2] ($)	Value of Accelerated Stock Options/ Restricted Stock [3] ($)	Cutback [4]	Total Amount [5]
George D. Yancopoulos, M.D., Ph.D.	6,130,427	116,146	188,455,425	—	194,701,998
Robert E. Landry	1,751,700	110,743	3,723,250	—	5,585,693
Neil Stahl, Ph.D.	2,247,392	54,384	2,295,675	—	4,597,451
Robert J. Terifay	1,979,044	54,346	1,208,250	—	3,241,640

[1] Equal to two times the sum of (a) the NEO's 2016 base salary and (b) the average annual bonus paid to the NEO over the prior three years. In the case of Mr. Landry (who joined the Company in September 2013), we averaged his 2013, 2014, and 2015 annual bonus amounts of $0, $405,000, and $465,750, respectively, and took into account that he did not receive a bonus in respect of his performance in 2013.

[2] Equal to the estimated cost of providing each NEO and his dependents medical, dental, vision, disability, and life insurance coverage for twenty-four months, plus the estimated cost of providing each NEO tax and financial planning advisory services for twenty-four months.

[3] For stock options, equal to the aggregate amount of the differences between the exercise prices of each NEO's accelerated "in-the-money" stock options and the closing sales price per share of the Company's common stock on the NASDAQ Global Select Market on December 30, 2016 of $367.09. The amounts also include the value as of December 31, 2016 of unvested restricted stock.

[4] We have determined that all of the NEOs listed in the table above would have been under their applicable "golden parachute" safe harbor limits and not subject to any cutbacks or excise taxes if terminated on December 31, 2016.

[5] For purposes of these calculations, (i) we used base salaries as of December 31, 2016 and annual bonuses paid to the NEOs for performance in 2013, 2014, and 2015, respectively; in the case of Mr. Landry (who joined the Company in September 2013), we averaged his 2013, 2014, and 2015 annual bonus amounts of $0, $405,000, and $465,750, respectively, and took into account that he did not receive a bonus in respect of his performance in 2013; (ii) we assumed that each NEO received his annual bonus that was earned in 2016 and paid in 2017 (described in the Summary Compensation Table above); (iii) we took into consideration, for purposes of determining whether each NEO was subject to a reduction under the terms of the change in control severance plan, the fact that each NEO's stock options vest in full following an involuntary termination without Cause or termination for Good Reason following a change in control (parachute payments for time vesting stock options and restricted stock were valued using Internal Revenue Code Treas. Reg. Section 1.28G-1 Q&A 24(c)); (iv) we assumed an 8% annual increase in medical premiums, 5% annual increase in dental premiums, 4% increase in vision premiums, and no increase in disability or life insurance premiums or employer cost of tax and financial planning advisory services for 2017 and 2018; (v) we assumed that the medical insurance benefits received in 2017 and 2018 would be taxable and that the NEOs would be eligible for a tax gross-up for these benefits under the terms of the change in control severance plan; (vi) although the change in control severance plan provides for restrictive covenants, including a one-year covenant prohibiting the solicitation of company employees, no specific value has been ascribed to these covenants; and (vii) although certain payments to the NEOs would be subject to potential delays upon separation of service under Section 409A of the Internal Revenue Code, we did not attempt to determine which, if any, payments would be delayed.

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ADDITIONAL COMPENSATION INFORMATION

ANNUAL CASH BONUS

In 2016, we adopted our Cash Incentive Bonus Plan for purposes of allowing our annual cash bonuses to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code and permitting us to deduct bonus compensation that might otherwise not be deductible by reason of Section 162(m). For 2016 annual cash bonuses for the NEOs, we set up a bonus pool and a R&D-related performance goal consisting of the submission of one or more Investigational New Drug Applications with the FDA (or its equivalent outside the United States). The Compensation Committee determined that Regeneron's performance in 2016 exceeded the established goal, thus enabling the funding of the bonus pool. The Compensation Committee then exercised "negative discretion" (as permitted under the Plan) to reduce the annual cash bonus amounts otherwise payable to the NEOs according to the bonus pool formula. This negative discretion was exercised based on the Compensation Committee's analysis of all of the relevant facts and circumstances, including the NEOs respective target bonus amounts and individual performance in 2016.

The targets for the 2016 annual cash bonuses for the NEOs were set as percentages of their respective base salaries as follows: Dr. Schleifer—120%; Dr. Yancopoulos—120%; Mr. Landry—50%; Dr. Stahl—60%; and Mr. Terifay—60%. For 2016, Dr. Schleifer's target cash compensation was set to remain below the median of the Peer Group. In determining the cash bonus target for Dr. Yancopoulos, the Compensation Committee took into consideration the importance of his scientific leadership as President & CSO and the significant contributions he has made to the success of the Company and, specifically, to the discovery and development of the Company's commercial products, its pipeline of internally developed product candidates, and its platform technologies. The Compensation Committee determined that for Dr. Yancopoulos, there were no meaningful comparative data relating to similarly situated executives and that his base salary and cash bonus for 2016 would be set at 85% of Dr. Schleifer's. In determining the cash bonus targets for 2016 for Mr. Landry, Dr. Stahl, and Mr. Terifay, the Compensation Committee took into consideration the compensation of similarly situated executive officers at companies in the Peer Group. These cash bonus targets are consistent with the Company's emphasis on performance-based compensation and are set at or below the median of the Peer Group (other than with respect to Dr. Yancopoulos, whose cash compensation, including cash bonus, is set at 85% of Dr. Schleifer's).

The cash bonuses were determined through the use of both an individual and a Company performance component with a possible range of 0 to 1.5 for the personal performance multiplier and a possible range of 0 to 2.0 for the Company performance multiplier, depending upon performance during the year. Both the personal performance multiplier and the Company performance multiplier were determined by the Compensation Committee for each NEO based on the Committee's assessment of the Company's performance relative to the general corporate goals described below and, in the case of each of Mr. Landry, Dr. Stahl, and Mr. Terifay, the NEO's personal performance during the year.

The pipeline-related factors that contributed most to the Compensation Committee's determination of the Company performance multiplier (which was set at 1.5 for 2016, lower than the 2.0 multiplier used in recent years) are summarized in the subsection "Compensation Discussion and Analysis— Components of Named Executive Officer Pay and Reasons for Using Them: What We Pay and Why We Pay It—Annual Cash Bonus."

With respect to 2016, the Compensation Committee approved a personal performance multiplier of 1.5 for each of Mr. Landry, Dr. Stahl, and Mr. Terifay. The personal performance component accounted for 40% of these NEOs' bonuses. The Company component was based on a Company performance multiplier that was determined based on the Company's overall corporate performance (as described above) against 2016 goals that were approved by the board of directors in January 2016. This Company performance component accounted for 60% of the bonuses awarded to Mr. Landry, Dr. Stahl, and Mr. Terifay. In the case of Drs. Schleifer and Yancopoulos, the Compensation Committee focused exclusively on overall Company performance in 2016 (as described above) when determining their cash bonuses and did not utilize a personal performance multiplier.

In determining the personal performance multiplier for Mr. Landry, the Compensation Committee gave special consideration to Mr. Landry's leadership of and accomplishments in the Company's accounting and finance functions and across his other responsibilities. In the case of Dr. Stahl, the Compensation Committee focused on the progress and continued expansion of the Company's preclinical and clinical development pipeline, including the positive results from the Company's clinical trials reported in 2016, as summarized in the subsection "Compensation Discussion and Analysis—Components of Named Executive Officer Pay and Reasons for Using Them: What We Pay and Why We Pay It—Annual Cash Bonus" above. In the case of Mr. Terifay, the Compensation Committee focused primarily on the continued commercial success of EYLEA® and the fact that EYLEA® U.S. net product sales in 2016 grew by 24% compared to 2015; and his leadership of the Company's commercial group, including the increase in his responsibilities in connection with the expansion of the commercialization group to support the launch of Praluent® and the planned launches of Kevzara® and Dupixent®.

PERQUISITES AND PERSONAL BENEFITS

All employees who participate in our 401(k) Savings Plan, including the NEOs, are eligible to receive certain matching contributions. In each plan year, we contribute to each participant's account a matching contribution (in the form of shares of our common stock) equal to 50% of a specified percentage of the participant's compensation that the participant has contributed to the plan (which was 6% with respect to 2014 and 8% with respect to 2015 and 2016), up to a maximum level established under the Internal Revenue Code. In addition, for 2014, the Company made an additional discretionary contribution equal to 1% of each eligible employee's salary. Each of our NEOs participated in our 401(k) Savings Plan during 2016 and received a matching contribution in the aggregate amount of $10,600 in the form of shares of our common stock. The contribution was paid in February 2017 and is included in the compensation amounts reported for each of our NEOs in the Summary Compensation Table included in this proxy statement. As with all employees, the number of shares of common stock that each NEO received was determined using the average market price per share of our common stock during the 401(k) Savings Plan year, which for 2016 was $394.62.

In order to ensure increased efficiencies and to provide a more secure traveling environment, the Company provides air transportation for certain executive and director travel in accordance with guidelines approved by our board of directors. Based on the recommendation of an independent, third-party security study, the guidelines and our security policy require Drs. Schleifer and Yancopoulos (as well as their spouses and children when they accompany them) to use, as much as practicable, Company-provided aircraft for all business and personal air travel. Regeneron covers the cost of any such personal air travel for up to $250,000 in incremental cost (as defined below) annually for each of Drs. Schleifer and Yancopoulos. Family members or other guests may accompany our NEOs and directors during Company-provided air business travel, space permitting, so long as they cover any incremental cost related to such guests (other than with respect to the family members of Drs. Schleifer and Yancopoulos as described above). In addition, in limited circumstances personal use of Company-provided air travel by our other NEOs or directors may be permitted if authorized by the Chairman and any incremental cost is paid by the lead passenger. Any required reimbursement or other payment of the incremental cost is made to the extent permitted by applicable Federal Aviation Administration rules.

We determine the incremental cost of any Company-provided personal or guest air travel based on the direct variable operating cost. Items included in the calculation include (as applicable) fuel costs; landing, hangar or aircraft parking, and ground handling fees; in-flight catering; travel, lodging, and other expenses for flight crew; and other trip-related variable cost, including per hour accruals for maintenance service plans and the use of our fractional jet interests. Because Company-provided air transportation is used primarily for business travel, incremental costs exclude fixed costs that generally do not change based on usage, such as (as applicable) flight crew salaries; aircraft purchase or lease costs; depreciation; insurance costs; certain maintenance fees; and home-base hangar costs. When the aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the guest (for example, catering), if any, are included in determining the aggregate incremental cost to Regeneron. If any aircraft flies empty before picking up or after dropping off a passenger for personal reasons, this "deadhead" segment would be included in the aggregate incremental cost based on the methodology described above. The amount of disallowed corporate tax deductions attributable to Company-provided personal and guest air travel is not included in the incremental cost calculation.

We calculate the incremental costs of the secure car transportation provided by Regeneron as the average fuel cost per mile times total personal use miles plus the contractor rate, salary, taxes, and benefits of drivers attributed to personal use based on the number of personal hours driven. Fixed lease costs and routine maintenance that would have been incurred in any event are not included.

Amounts associated with personal or guest Company-provided air and secure car transportation are imputed as income to the NEOs to the extent required by applicable tax regulations. The NEOs do not receive a tax gross-up from us to cover their personal income tax obligations in respect of any such imputed income.

The amounts disclosed in the "All other compensation" column of the Summary Compensation Table relating to personal and guest use of Company-provided air and secure car transportation in accordance with our security policy attributable to Drs. Schleifer and Yancopoulos are based on the incremental cost resulting from such transportation as described above.

The Corporate Governance and Compliance Committee monitors business and any personal or guest Company-provided air travel on a periodic basis.

Additional information regarding perquisites and other personal benefits provided to our NEOs in, or with respect to, 2016 is given in the applicable footnotes to the Summary Compensation Table included in this proxy statement.

POTENTIAL SEVERANCE PAYMENTS

Except for Dr. Vagelos, outstanding stock option award agreements for all employees, as well as outstanding restricted stock award agreements, include a "double trigger" provision for the acceleration of vesting of unvested stock options or restricted stock upon a termination by the Company without cause or by the employee for good reason within two years following a change in control. Dr. Vagelos's stock option awards contain change-of-control provisions consistent with those of non-employee director stock option awards, as described under "Corporate Governance—Compensation of Directors" above.

Our CEO has an employment agreement that provides for certain severance benefits following termination, including following death or disability, resignation following defined "good reason" events, or termination in connection with a change in control. The other NEOs are covered by a change in control severance plan, which provides certain benefits to them and other designated officers if they are terminated in connection with a change in control. In addition, in the case of our CSO, stock option and restricted stock award agreements applicable to his awards granted since December 2015 provide that he would have a "good reason" for terminating his employment with Regeneron upon or within two

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years after the occurrence of a change in control if the employment of our CEO has ended due to our CEO's involuntary termination (as defined in the CEO's employment agreement). Information regarding applicable payments under this employment agreement and change in control severance plan is provided in the subsection "2016 Compensation Tables—Post-Employment Compensation."

Except as provided in our employment agreement with our CEO and in our change in control severance plan, our NEOs will forfeit any unvested time-based stock options or restricted stock upon the termination of their employment for any reason (including disability or retirement) other than death. In the event of the death of an employee, any unvested stock options held by such employee become immediately exercisable, and any shares of restricted stock will become fully vested. For information regarding the value of accelerated stock options and shares of restricted stock held by our CEO and other NEOs as of December 31, 2016, see the subsection "2016 Compensation Tables—Post-Employment Compensation" under "Value of Accelerated Stock Options" in the table entitled "Potential Severance Payments under Dr. Schleifer's Employment Agreement" (for our CEO) and under "Value of Accelerated Stock Options/Restricted Stock" in the table entitled "Potential Payments under Change in Control Severance Plan" (for other NEOs).

When employees (other than our CEO) retire, they forfeit all unvested time-based stock options and restricted stock. For all stock options granted prior to 2007, an employee (other than our CEO) who retires has up to two years to exercise stock options that are vested as of the date of his or her retirement. Commencing in 2007, we amended our forms of stock option agreement to allow the retired employee the remaining life of the 10-year stock option term to exercise stock options that are vested as of the date of his or her retirement.

The severance benefits provided to our NEOs are designed to promote stability and continuity of our senior management and are intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual, threatened, or rumored change in control of the Company. The severance benefits were established following a review of comparable practices at the Company's peer companies and with the advice of the Compensation Committee's consultant.

We have no pension, deferred compensation, or retirement plans, other than our 401(k) Savings Plan described above.

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3

AMENDMENT OF LONG-TERM INCENTIVE PLAN



 The Board of Directors Unanimously Recommends a Vote **FOR** Approval of the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, Which Shall Also Constitute Approval for Purposes of Section 162(m) of the Internal Revenue Code of the Performance Goals in the Plan That May Apply to Awards Thereunder.

INTRODUCTION

We currently use one equity incentive plan—the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (the "Current Plan")—to grant equity awards to our directors, executive officers, and other employees. The Current Plan was approved by our shareholders in 2014; it replaced our legacy equity incentive plan, which was most recently amended in 2011. Consistent with our prior practice of submitting equity incentive plan proposals to our shareholders about every three years, we are seeking shareholder approval of an amendment and restatement of the Current Plan to increase the number of shares of our common stock available for issuance thereunder and to implement the other changes discussed below. Approval of this proposal is critical to our long-term success as a science-driven company that provides equity to all employees to drive innovation, align the interests of our employees with those of our shareholders, and continue to carry out our mission of helping people with serious diseases.

SUMMARY OF KEY CHANGES

On April 6, 2017, the board of directors, upon the recommendation of the Compensation Committee (made following the Committee's consultation with its independent compensation consultant), and subject to shareholder approval, adopted the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan in the form attached as Appendix B to this proxy statement, which amends and restates the Current Plan (the "Amended & Restated Plan" or the "Plan"). Among other things, the Amended & Restated Plan:

- increases the number of shares of our common stock available for issuance thereunder by 12 million;

- extends the period during which awards can be granted to 2027;

- provides for stock appreciation rights as a type of award available under the Plan;

- permits awards to be made in substitution for awards previously issued by a company acquired by Regeneron or with which Regeneron combines; and

- sets out an annual limit on the equity awards to our non-employee directors and a non-employee chairman of the board of directors.

RATIONALE FOR ADOPTION

As noted above, an all-employee equity compensation program is fundamental to our strategy. We award equity-based pay to all full-time employees to ensure that all such employees share in the potential upside growth if we deliver for patients and for shareholders. In addition to a comprehensive annual stock option program covering all levels of employees, we award stock options in the form of initial grants to all new hires. Over 90% of the shares subject to employee equity grants made in 2016 were attributable to awards to our employees who were not NEOs.

We believe that our compensation model has been instrumental in creating a culture of loyal and motivated employees with an entrepreneurial spirit, as evidenced by our attrition rate of less than half the industry average in each of the last five years[1] and our exceptionally stable management and scientific teams. We also believe that our compensation model has helped us create an ownership culture among our employees, as demonstrated by the fact that, as of the record date for this meeting, 50% of our outstanding employee options were vested and in the money, but remained unexercised. Similarly, our CEO and CSO have generally held their vested, in-the-money option awards until nearly the end of the full 10-year option term. Finally, we believe it has helped us avoid creating a culture of managing to short-term metrics, which could encourage decision-making that is not in the best interest of the long-term sustainability of our Company and our reputation.

We are aware of the impact of our growing employee population on our equity program, which is why we have reduced the number of options granted to individual employees at all levels to maintain nearly the same annual option burn rate (around 4%) without sacrificing our core business principle of all-employee equity participation (see the subsection "Key Equity Metrics" below for further information

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[1] Industry average is based on the Radford U.S. Life Sciences Trends Report for the relevant year.

regarding our burn rate). Over the last four years, we reduced the number of options granted per employee, including our CEO, by approximately 48% to keep our annual burn rate steady. We did this while maintaining our all-employee equity award strategy and creating almost 3,500 new full-time jobs, resulting in an increase of 177% in the number of our employees in that period.

Similar to 2011 and 2014, we are asking our shareholders to approve only an additional 12 million shares for equity awards, despite the fact that our employee base has more than tripled since 2011. We did not make the decision to continue to rely on our all-employee equity program without a rigorous assessment of our strategy and goals. We think this approach to equity compensation is appropriate and advantageous at this juncture because it supports our core strategy to create and advance a high-quality, internally-developed product pipeline.

CORPORATE GOVERNANCE ASPECTS OF THE AMENDED & RESTATED PLAN

The Amended & Restated Plan has been designed to promote best practices by reinforcing the alignment between equity compensation arrangements for employees and non-employee directors and the interests of shareholders. The provisions that promote such best practices include:

Provision	Description
No Discounted Stock Options or Stock Appreciation Rights	Stock options and stock appreciation rights will not be granted with an exercise or base price less than the fair market value of common stock (as defined in the Amended & Restated Plan) on the date of grant.
No Stock Option or Stock Appreciation Right Re-pricing or Exchange	Except for equitable adjustments in connection with specific corporate transactions (such as stock splits, recapitalizations, reorganizations, mergers, consolidations, and similar transactions), the Amended & Restated Plan does not permit a decrease in the exercise price or base price of a stock option or stock appreciation right granted under the Amended & Restated Plan through settlement, cancellation, forfeiture, exchange, surrender, or otherwise below the fair market value of common stock (as defined in the Amended & Restated Plan) on the date of grant.
Recoupment (Clawback) Policy	Awards granted to our officers and other employees under the Amended & Restated Plan will be subject to recoupment or reduction in accordance with the terms of our policy regarding recoupment or reduction of incentive compensation (sometime referred to as our "clawback policy").
Independent Administration	The Amended & Restated Plan will be administered by the Compensation Committee, which is intended to be comprised solely of non-employee directors each of whom meets the additional independence criteria applicable to compensation committee members under the listing standards of The NASDAQ Stock Market LLC, qualifies as a "Non-Employee Director" pursuant to Rule 16b-3 under the Exchange Act, and meets the requirements for an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.
No "Evergreen" Provision	The Amended & Restated Plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance thereunder can be automatically replenished.
No Tax Gross-ups	The Amended & Restated Plan does not provide for any tax gross-ups.

MATERIAL TERMS OF THE AMENDED & RESTATED PLAN SUBMITTED FOR SHAREHOLDER APPROVAL

The following description of the material terms of the Amended & Restated Plan is qualified in its entirety by the terms of the plan document, which is attached as Appendix B to this proxy statement.

Available Shares. As of April 13, 2017, the record date for this meeting, there were 6,512,351 shares of common stock remaining available for issuance under the Current Plan. Utilizing management's projections, which are based on past practices and projected headcount, the Compensation Committee has determined that the 12 million shares newly authorized under Amended & Restated Plan being submitted for shareholder approval (along with the remaining 6,512,351 shares authorized under the Current Plan) should satisfy the Company's equity compensation needs for at least the next three years. If the Amended & Restated Plan is not approved by shareholders, to achieve our equity

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compensation objectives we will only be able to utilize the remaining 6,512,351 shares of common stock (as of the record date for this meeting) available under the Current Plan (plus any shares subject to awards which are returned to the plan upon the expiration, forfeiture, surrender, exchange, cancellation, or termination of previously granted awards). We believe such a relatively small share pool would be insufficient to satisfy our expected recruiting and compensation needs. If the Amended & Restated Plan is approved by shareholders, an aggregate of 18,512,351 shares will be available for grants under the Amended & Restated Plan. Shares of common stock underlying or issued pursuant to equity awards previously granted under the Current Plan or the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan (the "2000 Plan") that would otherwise have again become available under the Current Plan or the 2000 Plan upon the expiration, forfeiture, surrender, exchange, cancellation, or termination of such previously granted awards, in whole or in part, for any reason, including the surrender of shares to pay the exercise price or satisfy withholding tax obligations in connection with the grant, exercise, or vesting of all or part of an award will be added to the pool of shares available for grant under the Amended & Restated Plan. As of the record date for this meeting, there were 24,794,027 shares subject to outstanding awards (stock options and restricted stock) previously issued under the Current Plan and the 2000 Plan. All of the shares reserved and available for issuance under the Amended & Restated Plan, the various limits set forth in the Amended & Restated Plan, and the awards made thereunder will generally be subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, subdivision, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. Shares issued pursuant to awards that are assumed by us in corporate transactions will not count against the shares available under the Amended & Restated Plan.

Plan Term. The term of the Amended & Restated Plan runs through April 6, 2027 (although awards granted prior to such date may continue in effect beyond that date in accordance with their respective terms).

Approval of Performance Goals. Section 162(m) of the Internal Revenue Code generally disallows deductions for publicly-held corporations with respect to compensation in excess of $1 million paid to the chief executive officer and the corporation's other named executive officers (other than the chief financial officer). However, compensation payable solely on account of attainment of one of more performance goals is not subject to the deduction limitation if, among other things, the material terms of the performance goals under which the compensation is to be paid are disclosed to and approved by the shareholders of the corporation. This is known as the performance-based compensation exception to Section 162(m). Awards under the Amended & Restated Plan may (but are not required to) be made subject to the attainment of performance goals in order to qualify for this performance-based compensation exception. Under the Amended & Restated Plan, the performance goals which can be applied to awards are:

- total shareholder return
- return on equity
- return on invested capital
- cash flows
- earnings per share of common stock
- earnings before interest, taxes, depreciation, and amortization
- revenues
- return on assets
- market share
- cost reduction goals
- net income (before or after taxes)
- the initiation or completion of clinical trials

- the achievement of certain target levels of discovery and/or development of products, including, without limitation, the regulatory progress and approval of new products
- the achievement of certain target levels of sales of products or licensing in or out of new products or product candidates
- the achievement of certain research and development objectives
- the formation of joint ventures, research or development collaborations, or the completion of other corporate transactions
- any combination of, or a specified increase in, any of the foregoing
- such other criteria as the shareholders of the Company may approve

These performance goals may be applied either individually, alternatively, or in any combination, either to the Company as a whole or to a defined business unit or function. In addition, such performance goals may be based upon the attainment of specified levels of Company performance under one or more measures described above on an absolute basis or relative to a pre-established target, to prior years' results, or to the performance of a designated comparison group, measured either annually or cumulatively over a period of years. To the extent permitted under Section 162(m) of the Internal Revenue Code (including, without limitation, compliance with any requirements for shareholder approval), the Compensation Committee may designate additional business criteria on which the performance goals may be based or adjust, modify, or amend the aforementioned business criteria. The shareholders of the Company are being asked to approve as part of the Amended & Restated Plan these goals, so that the Company will have the ability to make awards under the plan subject to the attainment of performance goals and so be eligible to qualify as performance-based compensation not subject to the $1 million limit on deductible compensation that might otherwise be imposed pursuant to Section 162(m) of the Internal Revenue Code. Whether or not the Amended & Restated Plan is approved, the Company may choose to grant compensation that does not qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. In addition, there is no guarantee that awards intended to qualify for tax deductibility under Section 162(m) of the Internal Revenue Code will ultimately be viewed as so qualifying by the Internal Revenue Service.

Administration. The Amended & Restated Plan is to be administered by the Compensation Committee of the board of directors. Each member of the Compensation Committee is intended to be a "Non-Employee Director" (within the meaning of Rule 16b-3 under the Exchange Act) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code) and to otherwise qualify as independent to the extent required under applicable law, regulations, and listing standards. The Amended & Restated Plan allows the Compensation Committee to delegate to one or more executive officers of the Company the authority to exercise any of the Compensation Committee's responsibilities under the Amended & Restated Plan, including the authority to grant awards thereunder. However, any such delegated officer would not be able to grant awards to the Company's executive officers or other officers subject to Section 162(m) of the Internal Revenue Code.

Amendment; Term. The Amended & Restated Plan may be amended by the board of directors, subject to shareholder approval where necessary, to satisfy certain regulatory or legal requirements. The Amended & Restated Plan will terminate no later than April 6, 2027. However, awards granted before such termination will extend beyond that date in accordance with their terms.

Participants. Awards under the Amended & Restated Plan may be made to employees of the Company, including officers of the Company (whether or not they are directors), and to non-employee directors and consultants. Non-employee directors receive grants subject to the limits described under "Non-Employee Director Awards" below. As of the record date for this meeting, we had 5,522 employees and ten non-employee directors, who would have been eligible to receive awards under the Amended & Restated Plan; as of that date, no consultants would have been eligible to receive awards thereunder.

Awards. There are generally five types of awards that may be granted under the Amended & Restated Plan: Stock Options (including both incentive stock options (referred to as "ISOs") within the meaning of Section 422 of the Internal Revenue Code and nonqualified stock options (referred to as "NQSOs"), which are options that do not qualify as ISOs), Restricted Stock, Phantom Stock, Stock Appreciation Rights, and Stock Bonus awards. In addition, the Compensation Committee in its discretion may make other awards valued in whole or in part by reference to, or otherwise based on, shares of common stock. The maximum number of shares of common stock that may be the subject of awards to a participant in any year is 1,000,000, except that such number is 1,500,000 with respect to an employee's initial year of employment with the Company; the Amended and Restated Plan also sets an additional annual limit of up to 1,000,000 shares for grants to an employee of restricted stock subject to the attainment of pre-established performance goals. The maximum number of shares which may be made subject to grants of ISOs during the term of the Amended & Restated Plan is 18,512,351.

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Vesting. Awards become exercisable or otherwise vest at the times and upon the conditions that the Compensation Committee may determine, as reflected in the applicable award agreement. The Compensation Committee has the authority to accelerate the vesting and/or exercisability of any outstanding award at such times and under such circumstances as it, in its sole discretion, deems appropriate (for instance, upon a "Change in Control" of the Company, as defined in the Amended & Restated Plan).

Stock Options. Options entitle the holder to purchase shares of common stock during a specified period at the purchase price specified by the Compensation Committee, which may not be less than 100% of the fair market value of the common stock on the day the option is granted (determined as (i) the average of the high and low sales price per share of common stock on the securities exchange or system on which such stock is principally traded on such date or, if such date is not a trading day, on the last preceding date on which there was a sale of such stock on such exchange or system, or (ii) if the shares of common stock are not then listed, or the value of such shares is not otherwise determinable, such value as determined by the Compensation Committee in good faith). Each option granted under the Amended & Restated Plan will be exercisable for a maximum period of 10 years from the date of grant (subject to early termination such as upon a termination of employment), or such lesser period as the Compensation Committee shall determine. Options may be exercised, in whole or in part, by the payment in cash of the full option price of the shares purchased, by tendering shares of common stock with a fair market value equal to the option price of the shares purchased, or by other methods in the discretion of the Compensation Committee. The vesting schedule for options to be granted under the Amended & Restated Plan will be determined by the Compensation Committee. Options that are exercisable as of the date of a participant's termination of service with the Company may be exercised after such date for the period set forth in the option agreement or as otherwise determined by the Compensation Committee. In the event of the death of a participant, any then outstanding and unexercisable options held by such participant shall become exercisable by the participant's heirs or legal representatives. Options held by a participant upon termination from the Company's service for cause shall immediately expire (whether or not then exercisable). Except in connection with specific corporate transactions (such as stock splits, recapitalizations, reorganizations, mergers, consolidations, and similar transactions), the Amended & Restated Plan does not permit a decrease in the exercise price of a stock option granted under the Amended & Restated Plan through settlement, cancellation, forfeiture, exchange, surrender, or otherwise below the fair market value of common stock (as defined in the Amended & Restated Plan and described above) on the date of grant.

Restricted Stock. Restricted Stock Awards consist of a grant of shares of restricted common stock. The Compensation Committee may determine the price, if any, to be paid by a participant for each share of Restricted Stock subject to an award. Unless otherwise provided in the applicable award agreement, a holder of Restricted Stock may vote, and if the participant remains in the service of the Company until the applicable "Vesting Date" as defined in the Amended & Restated Plan, he or she may generally receive all dividends on, all such shares. However, such holder may not transfer such shares until the applicable Vesting Date. If for any reason before the applicable Vesting Date a holder of Restricted Stock ceases to be in the employment or service of the Company, unless otherwise provided in the applicable award agreement or determined by the Compensation Committee, the holder shall be required to forfeit to the Company such Restricted Stock together with any dividends paid thereon. Consistent with Section 162(m) of the Internal Revenue Code, the Amended & Restated Plan provides that restrictions on Restricted Stock may, in the sole discretion of the Compensation Committee, lapse upon the achievement of certain pre-established performance goals based upon the criteria described above.

Phantom Stock. A Phantom Stock award is an award of the right to receive common stock or an amount of cash based on the value of the common stock at a future date, subject to such restrictions, if any, as the Compensation Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including without limitation a specified period of employment or the achievement of certain performance goals based on the criteria described above), in such installments, or otherwise, as the Compensation Committee may determine. A Phantom Stock award settled in cash does not reduce the number of shares of common stock with respect to which awards may be granted under the Amended & Restated Plan.

Stock Appreciation Rights. Stock appreciation rights ("SARs") entitle the holder to a payment (in cash or shares) equal to the appreciation in the value of our common stock during a specified period above the base price specified by the Compensation Committee, which may not be less than 100% of the fair market value of the common stock (as defined in the Amended & Restated Plan and described above) on the day the SAR is granted. Each SAR granted under the Amended & Restated Plan will be exercisable for a maximum period of 10 years from the date of grant (subject to early termination such as upon a termination of employment), or such lesser period as the Compensation Committee shall determine. The vesting schedule for SARs to be granted under the Amended & Restated Plan will be determined by the Compensation Committee. SARs that are exercisable as of the date of a participant's termination of service with the Company may be exercised after such date for the period set forth in the SAR agreement or as otherwise determined by the Compensation Committee. Except in connection with specific corporate transactions (such as stock splits, recapitalizations, reorganizations, mergers, consolidations, and similar transactions), the Amended & Restated Plan does not permit a decrease in the base price of a SAR granted under the Amended & Restated Plan through settlement, cancellation, forfeiture, exchange, surrender, or otherwise below the fair market value of common stock on the date of grant.

Stock Bonus. If the Compensation Committee grants a Stock Bonus award (which an award that is not subject to vesting conditions), a certificate for the shares of common stock consisting of such Stock Bonus is issued in the name of the participant to whom such grant was made.

Recoupment (Clawback). Awards granted to our officers and other employees under the Amended & Restated Plan will be subject to recoupment or reduction in accordance with the terms of our policy regarding recoupment or reduction of incentive compensation (clawback policy).

Non-Employee Director Awards; Non-Employee Director Compensation Limit. Non-employee directors of the Company are generally eligible to receive awards under the Plan (other than ISOs) under such terms and conditions as the Compensation Committee may determine. During any calendar year commencing with the 2018 calendar year, the aggregate number of shares subject to one or more awards granted to a non-employee director in a year may not exceed 12,750 shares, except that during the first calendar year in which a non-employee director serves on the board of directors, such limit will be 34,000 shares. In addition, during any calendar year commencing with the 2018 calendar year, the aggregate number of shares subject to one or more awards granted to a non-employee director then serving as chairman of the board of directors in such year may not exceed 25,500 shares, except that during the first calendar year in which a non-employee director serves as chairman of the board of directors, such limit will be 68,000 shares. For purposes of applying this limit, an award other than an NQSO or SAR is treated as an award of one and one-half (1.5) shares for each share actually subject to such award, and an award of an NQSO or SAR is treated as an award of one share for each share actually subject to such award.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of certain federal income tax consequences with respect to options that may be granted pursuant to the Amended & Restated Plan. The following discussion is a brief summary only, and reference is made to the Internal Revenue Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is given as of the date of this proxy statement, is not intended to be exhaustive, and does not describe state, local, or foreign tax consequences of participation in the Amended & Restated Plan. Recipients

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of awards under the Amended & Restated Plan are advised to consult with their personal tax advisors with regard to all tax consequences arising with respect to their awards.

Incentive Stock Options. In general, no taxable income is realized by a participant upon the grant of an ISO. If shares of common stock are issued to a participant ("Option Shares") pursuant to the exercise of an ISO granted under the Amended & Restated Plan and the participant does not dispose of the Option Shares within the two-year period after the date of option grant or within one year after the receipt of such Option Shares by the participant (a "disqualifying disposition"), then generally (i) the participant will not realize ordinary income upon exercise and (ii) upon sale of such Option Shares, any amount realized in excess of the exercise price paid for the Option Shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the common stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the participant's "alternative minimum taxable income." If Option Shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the Option Shares at the time of exercise (or, if less, the amount realized on the disposition of the Option Shares) over the exercise price paid for the Option Shares. Subject to certain exceptions, an ISO generally will not be treated as an ISO if it is exercised more than three months (other than by reason of death) following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as an NQSO as discussed below. The Company is not entitled to a federal income tax deduction on the grant or exercise of an ISO or on the participant's disposition of the Option Shares after satisfying the holding period requirements described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the participant disposes of the Option Shares in an amount equal to the ordinary income recognized by the participant. Any additional gain or loss realized will be taxed as a short-term or long-term capital gain or loss, as the case may be, and may not be deducted by the Company.

Nonqualified Stock Options. In general, no taxable income is realized by a participant upon the grant of an NQSO. Upon exercise of an NQSO, the participant generally would include in ordinary income at the time of exercise an amount equal to the excess, if any, of the fair market value of the Option Shares at the time of exercise over the exercise price paid for the Option Shares. In the event of a subsequent sale of Option Shares received upon the exercise of an NQSO, any appreciation or depreciation of the shares after the date on which taxable income is realized by the participant in respect of the option exercise will be taxed as capital gain in an amount equal to the excess of the sale proceeds for the Option Shares over the participant's basis in such Option Shares. The participant's basis in the Option Shares will generally equal the amount paid for the Option Shares plus the amount included in ordinary income by the participant upon exercise of the NQSO. The Company generally will have a deduction in an amount equal to the amount of ordinary income recognized by the participant in the Company's tax year during which the participant recognizes the ordinary income.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Officers of the Company, including the NEOs (as defined above), employees, consultants, and non-employee directors of the Company are eligible to receive awards under the Amended & Restated Plan in the discretion of the Compensation Committee. Future grants under the Amended & Restated Plan will be made at the discretion of the Compensation Committee and thus are not determinable at this time.

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SEC REGISTRATION

We intend to file with the SEC a registration statement on Form S-8 relating to the registration of shares of common stock issuable under the Amended & Restated Plan pursuant to the Securities Act as soon as practicable after approval of the Amended & Restated Plan by our shareholders.

KEY EQUITY METRICS

The following table summarizes some key metrics relating to the equity component of our compensation program:

	2016 (%)	2015 (%)	2014 (%)
Burn Rate [1]	4.02	4.39	3.88
Overhang [2]	24.47	26.15	28.73
Dilution [3]	19.58	18.55	17.79

[1] Calculated by dividing the number of shares subject to equity awards (time-based vesting and performance-based vesting stock options and restricted stock) granted during the year by the weighted-average number of shares of common stock (including unvested restricted stock) and Class A stock outstanding during the year. A multiplier of 2 is applied to restricted stock awards.

[2] Calculated by dividing (a) the sum of (i) the number of shares subject to equity awards (time-based vesting and performance-based vesting stock options and unvested restricted stock) outstanding at the end of the year and (ii) the number of shares available for future grants at the end of the year, by (b) the sum of (i) the number of shares of common stock and Class A stock outstanding at the end of the year and (ii) the shares subject to equity awards outstanding at the end of the year.

[3] Calculated by dividing the number of shares subject to equity awards (time-based vesting and performance-based vesting stock options and unvested restricted stock) outstanding at the end of the year by the sum of (i) the number of shares of common stock and Class A stock outstanding at the end of the year and (ii) the shares subject to equity awards outstanding at the end of the year.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows information with respect to securities authorized for issuance under the equity compensation plans maintained by the Company as of December 31, 2016.

	A	B	C
	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders [1]	25,136,027 shares of common stock	269.69	6,408,989 shares of common stock [3]
Equity compensation plans not approved by security holders [2]	—	—	44,246 shares of Class A stock
Total	25,136,027 shares of common stock	269.69	6,453,235 shares of common stock and Class A stock

[1] The equity compensation plans approved by the security holders are the 2000 Plan and the Current Plan. The Current Plan is the only plan currently used by the Company to grant equity awards.

[2] The equity compensation plan not approved by the security holders is the Executive Stock Purchase Plan. It was adopted in 1989 and provides for the Compensation Committee of the board of directors to award employees, directors, consultants, and other individuals who render service to the Company the right to purchase Class A stock at a price set by the Compensation Committee. The Plan provides for the vesting of shares as determined by the Compensation Committee; should the Company's relationship with a Plan participant terminate before all shares are vested, unvested shares will be repurchased by the Company at a price per share equal to the original amount paid by the Plan participant. As of December 31, 2016, there were no unvested shares and 44,246 shares of Class A stock available for future grants under the Plan.

[3] Gives effect to 546,820 outstanding shares of restricted stock. As these shares are considered issued and outstanding upon grant, they are not included in the amounts reported in column A.

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The following table provides supplementary information with respect to stock options outstanding as of the record date for this meeting. As of the record date for this meeting, 6,512,351 shares of common stock were available for future grant under the Current Plan. As of that date, there were outstanding 104,379,152 shares of common stock (including 553,570 shares of unvested restricted stock) and 1,911,456 shares of Class A stock.

Stock Options	Number of Shares	Weighted-Average Exercise Price ($)	Weighted Average Remaining Contractual Term (in years)
Granted during the 12 months ended April 13, 2008 Outstanding & Exercisable	878,550	21.94	0.68
Granted during the 12 months ended April 13, 2009 Outstanding & Exercisable	1,168,278	16.80	1.67
Granted during the 12 months ended April 13, 2010 Outstanding & Exercisable	1,318,981	21.41	2.69
Granted during the 12 months ended April 13, 2011 Outstanding & Exercisable	1,709,399	30.56	3.66
Granted during the 12 months ended April 13, 2012 Outstanding & Exercisable	2,421,030	53.41	4.66
Granted during the 12 months ended April 13, 2013 Outstanding & Exercisable	2,634,598	177.44	5.62
Granted after April 13, 2013 Outstanding	14,663,191	406.84	8.23
Exercisable	5,025,413	372.24	7.28
Total Options at April 13, 2017 Outstanding	24,794,027	269.49	6.42
Exercisable	15,156,249	170.68	4.95

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4

ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

SAY ON PAY



 The Board of Directors Unanimously Recommends a Vote, on an Advisory Basis, **FOR** Approval of the Compensation of Our Named Executive Officers as Disclosed in This Proxy Statement.

As required by Section 14A of the Exchange Act, we are seeking, on an advisory basis, shareholder approval of the compensation of our NEOs as disclosed above ("say-on-pay" proposal). Specifically, shareholders are being asked to approve the following advisory resolution:

> RESOLVED, that the shareholders of Regeneron Pharmaceuticals, Inc. hereby approve the compensation of the Company's Named Executive Officers, as disclosed in the Company's proxy statement relating to the Company's 2017 Annual Meeting (the "Proxy Statement") pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the related compensation information contained in the Proxy Statement).

In determining to recommend that shareholders approve the say-on-pay proposal, the board of directors considered, among other factors discussed under "Compensation Discussion and Analysis" above, that the Company had achieved its corporate goals in 2016 and each of the other two years since the most recent say-on-pay vote (2014 and 2015). Information regarding NEO compensation for each of these years is provided in the Summary Compensation Table included in this proxy statement.

As an advisory vote, this proposal is non-binding on the Company. However, the board of directors and the Compensation Committee value your opinion and will review and consider the voting results in connection with their ongoing evaluation of our compensation program.

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ADVISORY VOTE ON THE FREQUENCY OF FUTURE SAY-ON-PAY VOTES

SAY ON FREQUENCY



 The Board of Directors Unanimously Recommends a Vote, on an Advisory Basis, for a Frequency of Every **THREE** Years for Future Say-on-Pay Votes.

As required by Section 14A of the Exchange Act, at least once every six years we submit to a vote of our shareholders a non-binding advisory proposal on the desired frequency of future say-on-pay votes. Shareholders may vote to hold say-on-pay votes every one, two, or three years, or may abstain.

Our shareholders last voted on this question at the 2011 annual shareholder meeting. At that meeting, a frequency of every three years received over 58% of the votes cast on the proposal. After taking this result into account, Regeneron implemented a three-year cycle for say-on-pay votes.

The Compensation Committee and the board of directors believe that future say-on-pay votes should continue to occur every three years, as the rationale for a triennial say-on-pay vote at Regeneron has not changed. In particular, our compensation program is designed to derive the bulk of our NEOs' pay from delivering long-term results, which is consistent with Regeneron's long-term focus and business model. Our NEOs' compensation is linked to the Company's achievement of various development milestones that the board believes are key to the success of the Company and to the creation of long-term shareholder value. Therefore, the board believes shareholders can best judge the effectiveness of our executive compensation program over a three-year cycle, and that a shorter cycle may undermine the long-term focus that is central to our compensation philosophy.

In addition, the Compensation Committee and the board of directors are committed to the careful and thoughtful design and administration of our executive compensation program. Based on prior experience with say-on-pay votes, an advisory vote every three years will continue to be the most effective time frame for the Company to respond to any issues raised by shareholders, consider possible changes to these programs, further evaluate the effectiveness of these programs, and review evolving industry practices. The Compensation Committee and the board believe that having the three-year period for the Company and our shareholders to evaluate the effectiveness of any modifications or other changes to our executive compensation programs, including any changes in response to the outcome of a prior say-on-pay vote, will best facilitate thoughtful changes to these programs.

Finally, the board of directors is committed to maintaining strong corporate governance and being responsive and accountable to our shareholders. Shareholders may provide input at any time to the board on executive compensation, or any other matters, as described in the subsection "Shareholders—Shareholder Communications" above.

Because this shareholder vote is advisory, it will not be binding on the Company or the board of directors. However, the Compensation Committee and the board of directors will take into account the outcome of the vote when determining the frequency of future say-on-pay votes.

The enclosed proxy allows you to vote for a frequency of every one, two, or three years, or to abstain. Shareholders are not voting to approve or disapprove the board of directors' recommendation.



When are shareholder proposals due for the 2018 Annual Meeting of Shareholders?

A shareholder wishing to present a proposal at the 2018 Annual Meeting of Shareholders must submit the proposal in writing and it must be received by the Company at its principal executive offices at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707 by December 27, 2017, and must satisfy the other conditions established by the SEC, in order for such proposal to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

Under our by-laws, proposals of shareholders intended to be submitted for a formal vote (other than proposals to be included in our proxy statement) at the 2018 Annual Meeting may be made only by a shareholder of record who has given notice of the proposal to the Secretary of the Company at our principal executive offices no earlier than 90 days and no later than 60 days prior to the meeting; provided that if less than 70 days' notice or public disclosure of the date of the 2018 Annual Meeting is given or made to shareholders, notice by the shareholder in order to be timely must be received no later than the close of business on the tenth day following the day on which such notice of the Annual Meeting was first mailed or such public disclosure of the Annual Meeting was made, whichever first occurs. The notice must contain certain information as specified in our by-laws. Assuming our 2018 Annual Meeting is held on June 8, 2018 in accordance with the Company's past practice, and at least 70 days' notice or prior public disclosure of the date of the 2018 Annual Meeting is given or made to shareholders, notice of such proposals would need to be given no earlier than March 10, 2018 and no later than April 9, 2018. Any proposal received outside of such dates will not be considered "timely" under the federal proxy rules for purposes of determining whether we may use discretionary authority to vote on such proposal.

What happens if multiple shareholders share an address?

Applicable rules permit brokerage firms and the Company to send one Notice of Internet Availability of Proxy Materials (or one annual report, proxy statement, and Notice of Internet Availability of Proxy Materials in the case of shareholders who have elected to receive paper copies of our proxy materials) to multiple shareholders who share the same address under certain circumstances. This practice is known as "householding." We believe that householding will provide greater convenience for our shareholders, as well as cost savings for us by reducing the number of duplicate documents that are sent to your home. Consequently, we have implemented the practice of householding for shares held in "street name" and intend to deliver only one copy of the applicable proxy materials to multiple shareholders sharing the same address. If you wish to receive separate copies of the proxy statement for the 2017 Annual Meeting, the 2016 Annual Report, or the Notice of Internet Availability of Proxy Materials, you may find these materials at our internet website (**www.regeneron.com**) or you may stop householding for your account and receive separate printed copies of these materials by contacting our Investor Relations Department, at Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, or by calling us at 914-847-7000, and these materials will be promptly delivered to you. If you hold shares registered in your name (sometimes called a shareholder of record), you can elect householding for your account by contacting us in the same manner described above. Any shareholder may stop householding for your account by contacting our Investor Relations Department at the address and/or phone number included above. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation and each shareholder at your address will receive individual copies of our disclosure documents.

We know of no other matters to be brought before the Annual Meeting, except as set forth in this proxy statement. If any other matter is properly presented at the Annual Meeting upon which a vote may properly be taken, shares represented by duly executed and timely submitted proxies will be voted on any such matter in accordance with the judgment of the persons named as proxies in the enclosed proxy card. Discretionary authority for them to do so is contained in the enclosed proxy card.

Who will pay the costs related to this proxy statement and the Annual Meeting?

The solicitation of proxies is being made on behalf of the Company and we will bear the costs of the solicitation. We will be responsible for paying for all expenses to prepare, print, and mail the proxy materials to shareholders. In accordance with the regulations of the SEC, we will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries to send proxies and proxy materials to their principals and will reimburse them for their reasonable expenses in so doing. In addition to the solicitation by use of the mails and the Internet, certain of our officers, directors, and employees may solicit the return of proxies by telephone, e-mail or personal interviews.

How can you receive a printed copy of the Company's 2016 Annual Report?

Interested shareholders may obtain without charge a copy of our 2016 Annual Report (without exhibits), which includes our audited financial statements for the fiscal year ended December 31, 2016, required to be filed with the SEC, by making a written request to Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, Attention: Investor Relations, or by calling our Investor Relations Department at (914) 847-7000.

How do you elect to receive future proxy materials electronically?

If you previously requested to receive proxy materials through the mail, or by means of an e-mail with links to the proxy materials and the proxy voting website, your election will remain in effect until you revoke it. Shareholders currently receiving paper copies of our proxy materials, and shareholders who received a paper copy of the Notice of Internet Availability of Proxy Materials, may instead elect to receive all future proxy materials electronically through an e-mail with a link to these documents on the Internet. Receiving these documents online conserves resources, saves the Company the cost of producing and mailing documents to your home or business, and gives you an automatic link to the proxy voting site.

If your shares are registered in your name or you hold shares in the Company Stock Fund in the Company's 401(k) Savings Plan, to enroll in the electronic delivery service, vote your shares through the Internet at **www.proxyvote.com** and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. If your shares are not registered in your name, to enroll in the electronic delivery service, check the information provided to you by your bank or broker, or contact your bank or broker for instructions on how to elect to view future proxy statements and annual reports over the Internet.

APPENDIX A

Note Regarding Forward-Looking Statements

This proxy statement includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. ("Regeneron" or the "Company"), and actual events or results may differ materially from these forward-looking statements. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron's products, product candidates, and research and clinical programs now underway or planned, including without limitation EYLEA® (aflibercept) Injection, Praluent® (alirocumab) Injection, Dupixent® (dupilumab) Injection, Kevzara® (sarilumab) Injection, fasinumab, suptavumab (REGN2222), REGN2810 (antibody to programmed cell death protein 1), Regeneron's earlier-stage product candidates, Regeneron's immuno-oncology program, and the use of human genetics in Regeneron's research process; the extent to which the results from Regeneron's research programs or preclinical testing may lead to advancement of product candidates to clinical trials or therapeutic applications; unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron's product candidates in clinical trials; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron's late-stage product candidates and new indications for marketed products, including without limitation EYLEA, Praluent, Dupixent, Kevzara, fasinumab, suptavumab, and REGN2810; risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation relating to Praluent, the permanent injunction granted by the United States District Court for the District of Delaware that, if upheld on appeal, would prohibit Regeneron and Sanofi from marketing, selling, or commercially manufacturing Praluent in the United States, the outcome of any appeals regarding such injunction, the ultimate outcome of such litigation, and the impact any of the foregoing may have on Regeneron's business, prospects, operating results, and financial condition; the likelihood and timing of achieving any of the anticipated milestones described in this proxy statement; ongoing regulatory obligations and oversight impacting Regeneron's marketed products (such as EYLEA, Praluent, and Dupixent), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron's ability to continue to develop or commercialize Regeneron's products and product candidates; competing drugs and product candidates that may be superior to Regeneron's products and product candidates; uncertainty of market acceptance and commercial success of Regeneron's products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron's collaborators, suppliers, or other third parties to perform filling, finishing, packaging, labelling, distribution, and other steps related to Regeneron's products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; and the potential for any license or collaboration agreement, including Regeneron's agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success. A more complete description of these and other material risks can be found in Regeneron's filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the fiscal year ended December 31, 2016, including in the section thereof captioned "Item 1A. Risk Factors." Any forward-looking statements are made based on management's current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

APPENDIX B

Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan

1. Purpose; Establishment

The Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (the "Plan") is intended to promote the interests of the Company (as defined below) and its shareholders by providing officers, other employees of the Company (including directors who are also employees of the Company) and consultants to the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ or service of the Company and to acquire a proprietary interest in the long-term success of the Company; to compensate the Company's nonemployee directors and provide incentives to such nonemployee directors that are directly linked to increases in stock value; and to reward the performance of individual officers, other employees, consultants and nonemployee directors of the Company in fulfilling their personal responsibilities for long-term achievements.

The Plan was originally adopted and approved by the Board of Directors (defined below) on April 4, 2014 and became effective as of such date, subject to the approval of the shareholders of the Company, which was obtained on June 13, 2014 (the "Original Plan"). This amendment and restatement of the Plan was adopted and approved by the Board of Directors on April 6, 2017, subject to the approval of the shareholders of the Company.

2. Definitions

As used in the Plan, in addition to the terms defined elsewhere in the Plan, the following definitions shall have the respective meanings indicated below:

(a) **"Affiliate"** means any entity if, at the time of granting of an Award (A) the Company, directly or indirectly, owns at least 50% of the combined voting power of all classes of stock of such entity or at least 50% of the ownership interests in such entity or (B) such entity, directly or indirectly, owns at least 50% of the combined voting power of all classes of stock of the Company.

(b) **"Agreement"** shall mean the written agreement between the Company and a Participant evidencing an Award (or, if no written agreement is entered into, a notice issued by the Company evidencing an Award).

(c) **"Award"** shall mean any Option, Restricted Stock, Phantom Stock, Stock Appreciation Right, Stock Bonus or Other Award granted pursuant to the terms of the Plan.

(d) **"Beneficial Owner"** and **"Beneficially Owned"** shall have the meaning afforded to such terms in accordance with Rule 13d-3 under the Exchange Act.

(e) **"Board of Directors**" shall mean the Board of Directors of Regeneron Pharmaceuticals, Inc.

(f) **"Change in Control"** shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred after the Effective Date:

(1) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company) representing 20% or more of the Company's then outstanding securities, excluding any Person who is an officer or director of the Company or who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (3) below; or

(2) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Effective Date, constitute the Board of Directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended; or

(3) there is consummated a merger or consolidation of the Company or any directly or indirectly held subsidiary of the Company with any entity other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 60% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(4) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated a sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity at least 60% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale or disposition.

(g) **"Cause"** shall have the meaning set forth in the Agreement, or if no such definition is set forth in the Agreement, shall be determined by the Committee in its reasonable discretion.

(h) **"Code"** shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(i) **"Committee"** shall mean, at the discretion of the Board of Directors, the full Board of Directors or a committee of the Board of Directors, which shall consist of two or more persons, each of whom, unless otherwise determined by the Board of Directors, is an "outside director" within the meaning of Section 162(m) of the Code and a "Non-Employee Director" within the meaning of Rule 16b-3 and who meets such other applicable independence standards imposed by law, regulation or listing standard.

(j) **"Company"** shall mean Regeneron Pharmaceuticals, Inc., a New York corporation, and, where appropriate (but specifically not for purposes of Section 2(f) hereof), each of its Affiliates.

(k) **"Company Stock"** shall mean the common stock of the Company, par value $0.001 per share.

(l) **"Covered Employee"** shall have the meaning set forth in Section 162(m) of the Code.

(m) **"Effective Date"** shall mean April 6, 2017.

(n) **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended from time to time.

(o) **"Fair Market Value"** of a share of Company Stock, as of a date of determination, shall mean (1) the average of the high and low sales price per share of Company Stock on the national securities exchange or national market system on which such stock is principally traded on such date or, if such date is not a trading day, on the last preceding date on which there was a sale of such stock on such exchange, or (2) if the shares of Company Stock are not then listed on a national securities exchange or national market system, or the value of such shares is not otherwise determinable, such value as determined by the Committee in good faith.

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(p) "Incentive Stock Option" shall mean an Option that is an "incentive stock option" within the meaning of Section 422 of the Code, or any successor provision, and that is designated by the Committee as an Incentive Stock Option.

(q) "Nonemployee Director" shall mean a member of the Board of Directors who is not an employee of the Company.

(r) "Nonqualified Stock Option" shall mean an Option other than an Incentive Stock Option.

(s) "Option" shall mean an option to purchase shares of Company Stock granted pursuant to Section 7 hereof.

(t) "Other Award" shall mean an award granted pursuant to Section 11 hereof.

(u) "Participant" shall mean an employee or consultant of the Company or a Nonemployee Director to whom an Award is granted pursuant to the Plan, or upon the death of such individual, his or her successors, heirs, executors and administrators, as the case may be.

(v) "Person" shall have the meaning set forth in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (1) the Company, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, (3) an underwriter temporarily holding securities pursuant to an offering of such securities, or (4) an entity owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(w) "Phantom Stock" shall mean the right, granted pursuant to Section 9 hereof, to receive in cash or shares the Fair Market Value of a share of Company Stock.

(x) "Restricted Stock" shall mean a share of Company Stock which is granted pursuant to the terms of Section 8 hereof and which is subject to the restrictions set forth in Section 8(c) hereof and/or Section 8(d) hereof.

(y) "Rule 16b-3" shall mean the Rule 16b-3 promulgated under the Exchange Act, as amended from time to time.

(z) "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

(aa) "Stock Appreciation Right" shall mean the right granted to a Participant pursuant to Section 7(h) hereof.

(bb) "Stock Bonus" shall mean a bonus payable in shares of Company Stock granted pursuant to Section 10 hereof.

(cc) "Subsidiary" shall mean a "subsidiary corporation" within the meaning of Section 424(f) of the Code.

(dd) "Substitute Awards" shall mean Awards granted or shares of Company Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(ee) "Vesting Date" shall mean the date established by the Committee on which a share of Restricted Stock or Phantom Stock vests.

3. Stock Subject to the Plan

(a) Shares Available for Awards

The shares of Company Stock that may be issued with respect to Awards made under the Plan may be authorized but unissued Company Stock or authorized and issued Company Stock held in the Company treasury (including authorized and issued shares of Company Stock acquired or purchased by the Company and held by the Company as treasury shares).

Subject to the subsequent provisions of this Section 3, including the adjustment provisions contained herein, the maximum number of shares of Company Stock that may be delivered pursuant to Awards made under the Plan shall equal the sum of: (1) 18,512,351 shares of Company Stock; (2) the shares of Company Stock subject to outstanding

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awards under the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan (the "2000 Plan") as of April 17, 2014 and the shares of Company Stock subject to outstanding awards under the Original Plan as of April 13, 2017, in each case that (i) remain unissued upon the cancellation, surrender, exchange or termination of any such award for any reason whatsoever or are forfeited, (ii) are delivered (or deliverable) by a participant in the 2000 Plan or the Original Plan (as applicable) pursuant to an exercise of an option to purchase Company Stock and received (or retained) by the Company (whether by actual delivery, attestation or otherwise) in payment of the option exercise price (for this avoidance of doubt, for the purpose of this clause (ii), in the case of Options where the exercise price is paid by the Company's retention of shares of Company Stock that would otherwise be distributed to the Participant upon exercise of the Option, the retained shares are considered deliverable by the Participant and become available for future issuance) or (iii) are received (or retained) by the Company (whether by actual delivery, attestation or otherwise) in connection with the exercise, vesting or delivery of an award granted under the 2000 Plan or the Original Plan (as applicable) in respect of tax withholding or other similar tax obligation; and (3) any shares of Company Stock that again become available for Awards pursuant to Section 3(e) hereof. Notwithstanding the foregoing, the maximum number of shares of Company Stock that may be issued pursuant to Incentive Stock Options during the term of the Plan shall be 18,512,351 shares.

(b) Individual Limitation

To the extent required to permit the grant of Awards that are exempt from the limitation on deduction imposed pursuant to Section 162(m) of the Code, the total number of shares of Company Stock subject to Awards (including Awards which may be payable in cash but denominated as shares of Company Stock, i.e., Phantom Stock) awarded to any Participant shall not exceed 1,500,000 shares during any tax year of the Company in which the employee first becomes employed by the Company or a Subsidiary, or 1,000,000 shares in any other tax year of the Company (in each case subject to adjustment as provided herein). Furthermore, for any tax year of the Company, the maximum number of shares of Restricted Stock that may be granted to a Covered Employee for which the lapse of the restrictions of Section 8(d) hereof is subject to the attainment of pre-established performance goals in accordance with Section 6 hereof shall not exceed 1,000,000 (subject to adjustment as provided herein), which shall be, for the avoidance of doubt, in addition to the Awards permitted pursuant to the limitations set forth in the first sentence of this Section 3(b).

(c) Adjustment for Change in Capitalization

In the event that any dividend or other distribution is declared (whether in the form of cash, Company Stock or other property), or there occurs any recapitalization, Company Stock split, reverse Company Stock split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event, unless the Committee determines that it is otherwise inappropriate, (1) the number and kind of shares of Company Stock which may thereafter be issued in connection with Awards, (2) the number and kind of shares of Company Stock issued or issuable in respect of outstanding Awards, (3) the exercise price, grant price or purchase price relating to any Award, (4) the maximum number of shares of Company Stock that may be issued pursuant to Incentive Stock Options during the term of the Plan and (5) the maximum number of shares subject to Awards which may be awarded to any Participant during any tax year of the Company shall be equitably adjusted as necessary to prevent the dilution or enlargement of the rights of Participants without change in the aggregate purchase price; provided that, with respect to Incentive Stock Options, such adjustment shall be made in accordance with Section 424 of the Code.

(d) Adjustment for Change or Exchange of Shares for Other Consideration

In the event the outstanding shares of Company Stock shall be changed into or exchanged for any other class or series of capital stock or cash, securities or other property pursuant to a recapitalization, reclassification, merger, consolidation, combination or similar transaction ("Transaction"), then, unless otherwise determined by the Committee in its sole and absolute discretion, (1) each Option shall thereafter become exercisable for the number and/or kind of capital stock, and/or the amount of cash, securities or other property so distributed, into which the shares of Company Stock subject to the Option would have been changed or exchanged had the Option been exercised in full prior to such transaction, provided that, if the kind or amount of capital stock or cash, securities or other property received in such transaction is not the same for each outstanding share, then the kind or amount of capital stock or cash, securities or other property for which the Option shall thereafter become exercisable (or the other Award shall thereafter represent) shall be the kind and amount so receivable per share by a plurality of the shares of Company Stock, and provided further that, if necessary, the provisions of the Option shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any

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shares of capital stock, cash, securities or other property thereafter issuable or deliverable upon exercise of the Option, and (2) each Award that is not an Option and that is not automatically changed in connection with the Transaction shall represent the number and/or kind of shares of capital stock, and/or the amount of cash, securities or other property so distributed, into which the number of shares of Company Stock covered by the Award would have been changed or exchanged had they been held by a shareholder of the Company.

(e) Reuse of Shares

The following shares of Company Stock shall again become available for Awards: (1) any shares subject to an Award that remain unissued upon the cancellation, surrender, exchange or termination of such award for any reason whatsoever and any shares of Restricted Stock forfeited; (2) any shares delivered (or deliverable) to the Participant pursuant to an Option exercise and received (or retained) by the Company (whether by actual delivery, attestation or otherwise) in payment of the Option Exercise Price upon a Participant's exercise of an Option as permitted under Section 7(c)(3) hereof (for the avoidance of doubt, for the purpose of this clause (2), in the case of Options where the exercise price is paid by the Company's retention of shares of Company Stock that would otherwise be distributed to the Participant upon exercise of the Option, the retained shares are considered deliverable by the Participant and become available for future issuance); and (3) any shares received (or retained) by the Company (whether by actual delivery, attestation or otherwise) in connection with the exercise, vesting or delivery of an Award in respect of tax withholding or other similar tax obligations.

(f) Substitute Awards

Substitute Awards shall not reduce the shares of Company Stock authorized for grant under the Plan or the applicable limitations on grants to a Participant under Section 3(b) hereof, nor shall shares of Company Stock subject to a Substitute Award be added to the shares of Company Stock available for Awards under the Plan as provided in Section 3(e) hereof. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Company Stock authorized for grant under the Plan; and shares of Company Stock subject to such Awards shall not be added to the shares of Company Stock available for Awards under the Plan as provided in Section 3(e) hereof; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who are eligible to receive such Awards under the rules of the principal U.S. national securities exchange on which the shares of Company Stock are listed.

4. Administration of the Plan

The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted, the number of shares of Company Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award; to determine whether, to what extent and under what circumstances an Award may be settled, canceled, forfeited, exchanged or surrendered; to make adjustments in the performance goals in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company (to the extent not inconsistent with Section 162(m) of the Code, if applicable), or in response to changes in applicable laws, regulations or accounting principles; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may, in its sole and absolute discretion, without amendment to the Plan, (a) accelerate the date on which any Option granted under the Plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of such Option, and (b) accelerate the Vesting Date, or waive any condition imposed hereunder, with respect to any share of Restricted Stock, Phantom Stock or other Award or otherwise adjust any of the terms applicable to any such Award. Except pursuant to the operation of Section 3(c) hereof or Section 3(d) hereof, the Committee shall not have the authority to decrease the exercise price of Options granted under the Plan.

The Committee may delegate to one or more of the Company's executive officers (or, in the case of ministerial duties only, other employees) all or any portion of the Committee's authority, powers, responsibilities and administrative duties under the Plan, with such conditions and limitations as are required under applicable law or as the Committee may otherwise prescribe; provided, however, that only the Committee is authorized to grant Awards to, or make decisions or interpretations with respect to Awards granted to, Participants who are either (i) subject to potential liability under Section 16(b) of the Exchange Act with respect to transactions involving equity securities of the Company or (ii) Covered Employees. A record of all actions taken by any executive officer (or other employee) to whom the Committee has delegated a portion of its powers or responsibilities shall periodically be filed with the minutes of the meetings of the Committee and shall be made available for review by the Committee upon request.

5. Eligibility

The persons who shall be eligible to receive Awards pursuant to the Plan shall be such employees of the Company (including officers of the Company, whether or not they are directors of the Company), Nonemployee Directors and nonemployee service providers and consultants to the Company, in each case as the Committee shall select from time to time. The grant of any Award hereunder at any time to any such Nonemployee Director, employee, service provider or consultant shall not entitle such person to a grant of an Award at any future time.

6. Awards Under the Plan; Agreement; Performance Goals

The Committee may grant Options, shares of Restricted Stock, Phantom Stock, Stock Appreciation Right, Stock Bonuses and Other Awards in such amounts and with such terms and conditions as the Committee shall determine, subject to the provisions of the Plan.

Each Award granted under the Plan (except an unconditional Stock Bonus) shall be evidenced by an Agreement which shall contain such provisions as the Committee may in its sole discretion deem necessary or desirable which are not in conflict with the terms of the Plan. By accepting an Award, a Participant thereby agrees that the award shall be subject to all of the terms and provisions of the Plan and the applicable Agreement.

Any Company Stock required to be issued to a Participant under the Plan shall be evidenced in such manner as the Committee may in its sole discretion deem appropriate, including book-entry registration or delivery of stock certificates. References in the Plan or in any Agreement to stock certificates shall be deemed to refer to book-entry registration in the case of any Company Stock evidenced in such manner and the provisions regarding stock certificates shall be applicable to Company Stock evidenced in book-entry form mutatis mutandis.

Notwithstanding anything to the contrary contained in the Plan, any Award granted under the Plan may be (but is not required to be) subject to vesting based on the attainment by the Company of performance goals pre-established by the Committee, based on one or more of the following criteria: (1) total shareholder return; (2) return on equity; (3) return on invested capital; (4) cash flows; (5) earnings per share of Company Stock; (6) net income (before or after taxes); (7) earnings before interest, taxes, depreciation and amortization; (8) revenues; (9) return on assets; (10) market share; (11) cost reduction goals; (12) the initiation or completion of clinical trials; (13) the achievement of certain target levels of discovery and/or development of products, including, without limitation, the regulatory progress and approval of new products; (14) the achievement of certain target levels of sales of new products or licensing in or out of new products or product candidates; (15) the achievement of certain research and development objectives; (16) the formation of joint ventures, research or development collaborations, or the completion of other corporate transactions; (17) any combination of, or a specified increase in, any of the foregoing; and (18) such other criteria as the shareholders of the Company may approve. These performance goals may be applied either individually, alternatively, or in any combination, either to the Company as a whole or to a defined business unit or function. In addition, such performance goals may be based upon the attainment of specified levels of Company performance under one or more measures described above on an absolute basis or relative to a pre-established target, to prior years' results or to the performance of a designated comparison group, measured either annually, cumulatively over a period of years or for such other period as the Committee may determine. To the extent permitted under Section 162(m) of the Code (including, without limitation, compliance with any requirements for shareholder approval), the Committee may adjust, modify or amend the aforementioned business criteria. To the extent an Award is intended to constitute qualified performance-based compensation for purposes of Section 162(m) of the Code, no amount shall be paid under any Award subject to such criteria, nor shall any such Award be released from applicable restrictions (as the case may be), except only after the attainment of such performance measures has been certified by the Committee. To the extent an Award is not intended to constitute qualified performance-based compensation for purposes of Section 162(m) of the Code, additional or different performance criteria may be utilized and there shall be no requirement to comply with the other requirements imposed on qualified performance-based compensation under Section 162(m) of the Code. To the extent provided for by the Committee at the time an Award is granted or otherwise as permitted under Section 162(m) of the Code, the Committee shall appropriately adjust any evaluation of performance under the performance criteria set forth above to account for any of the following events that occurs during a performance period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; (e) any infrequently occurring or other unusual items, either under applicable accounting provisions or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; and (f) any other events as the Committee shall deem appropriate, if such adjustment is timely approved in connection with the establishment of such criteria; provided that any such adjustment shall only be made to the extent permitted under Section 162(m) of the Code.

7. Options and Stock Appreciation Rights

(a) Identification of Options

Each Option shall be clearly identified in the applicable Agreement as either an Incentive Stock Option or a Nonqualified Stock Option.

(b) Exercise Price

Each Agreement with respect to an Option shall set forth the amount (the "Option Exercise Price") payable by the grantee to the Company upon exercise of the Option. The Option Exercise Price per share shall be determined by the Committee; provided, however, that (other than in connection with Substitute Awards) the Option Exercise Price shall in no event be less than the Fair Market Value of a share of Company Stock on the date the Option is granted. Without limitation of the authority set forth in Section 3(c) hereof or Section 3(d) hereof, no Option shall be settled, canceled, forfeited, exchanged or surrendered in exchange or otherwise in consideration for a new Option with an Option Exercise Price that is less than that of such settled, canceled, forfeited, exchanged or surrendered Option, nor shall any Option be settled, canceled, forfeited, exchanged or surrendered in exchange or otherwise in consideration for a cash payment from the Company in excess of the difference between the Option Exercise Price of such Option and the Fair Market Value of the shares of Company Stock subject to such Option on the day of such payment.

(c) Term and Exercise of Options

(1) Unless the applicable Agreement provides otherwise, an Option shall become cumulatively exercisable as to 25% of the shares covered thereby on each of the first, second, third, and fourth anniversaries of the date of grant. The Committee shall determine the expiration date of each Option; provided, however, that no Incentive Stock Option shall be exercisable more than ten (10) years after the date of grant.

(2) To the extent that an Option to purchase shares is not exercised by a Participant when it becomes initially exercisable, it shall not expire but carry forward and shall be exercisable until its expiration or as provided by Section 7(e) hereof. If any Option is exercisable in the amount of one hundred (100) or more full shares of Company stock, the Company shall not be obligated to permit the partial exercise of such exercisable Option for less than one hundred (100) full shares.

(3) An Option shall be exercised by delivering notice as specified in the Agreement on the form of notice provided by the Company. Payment for the exercise price of the shares of Company Stock purchased upon the exercise of an Option shall be made on the effective date of such exercise by one or a combination of the following means: (A) in cash or by personal check, certified check, bank cashier's check or wire transfer; (B) in shares of Company Stock owned by the

Participant for at least six months prior to the date of exercise and valued at their Fair Market Value on the effective date of such exercise; or (C) by any such other methods as the Committee may from time to time authorize (which shall include the use of a broker-assisted cashless exercise procedure and the payment of the exercise price by authorizing the Company to retain shares of Company Stock that otherwise would be distributed to the Participant upon exercise of the Option). In the case of a Participant who is subject to Section 16 of the Exchange Act, the Company may require that the method of making such payment be in compliance with Section 16 of the Exchange Act and the rules and regulations thereunder. Any payment in shares of Company Stock shall be effected by the delivery of such shares to the Secretary of the Company, duly endorsed in blank or accompanied by stock powers duly executed in blank, together with any other documents and evidences as the Secretary of the Company shall require.

(4) Certificates (if any) for shares of Company Stock purchased upon the exercise of an Option shall be issued in the name of or for the account of the Participant or other person entitled to receive such shares, and delivered to the Participant or such other person as soon as practicable following the effective date on which the Option is exercised.

(5) Notwithstanding the foregoing, an Agreement may provide that if on the last day of the term of an Option the Fair Market Value of one share of Company Stock exceeds the option price per share of Company Stock, the Participant has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding shares of Company Stock otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Participant the number of shares of Company Stock for which the Option was deemed exercised, less the number of shares of Company Stock required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional shares of Company Stock shall be settled in cash.

(d) Limitations on Incentive Stock Options

(1) To the extent that the aggregate Fair Market Value of shares of Company Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other stock option plan of the Company or a Subsidiary shall exceed $100,000, such Options shall be treated as Nonqualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted.

(2) No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant, such individual owns (or is deemed to own under the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company unless (A) the exercise price of such Incentive Stock Option is at least 110% of the Fair Market Value of a share of Company Stock at the time such Incentive Stock Option is granted, and (B) such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

(e) Effect of Termination of Employment

(1) In the event that the employment of a Participant with the Company shall terminate for any reason other than (A) Cause or (B) death, the Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable for such period as may be provided in the Agreement (or as may be provided by the Committee), but in no event following the expiration of its term. The treatment of any Option that remains unexercisable as of the date of termination shall be as set forth in the Agreement (or as may be otherwise determined by the Committee).

(2) In the event that the employment of a Participant with the Company shall terminate on account of the death of the Participant, all Options granted to such Participant that remain outstanding as of the date of death shall become fully exercisable and shall remain exercisable by the Participant's legal representatives, heirs or legatees for such period as may be provided in the Agreement (or as otherwise may be determined by the Committee), but in no event following the expiration of their respective terms. Unless the applicable Agreement provides otherwise, cessation of active employment or service due to commencement of long-term disability as determined by the Committee shall not be deemed to constitute a termination of employment or service for purposes of the Plan, and during the continuance of such long-term disability the individual shall be deemed to continue active employment or service with the Company; provided, however, that the Committee may in its sole discretion determine that a Participant's long-term disability constitutes a permanent disability and may deem such permanent disability to be a termination of employment or service for any or all purposes under this Plan.

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(3) In the event of the termination of a Participant's employment for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(f) Acceleration of Exercise Date Upon Change in Control

The Committee in its sole and absolute discretion may provide, either at the time of grant as provided in the Agreement or thereafter, that upon the occurrence of a Change in Control, an Option granted under the Plan and outstanding at such time shall (1) become immediately exercisable in whole or in part (in which case the Committee shall determine the period during which such Option shall remain exercisable), and/or (2) be canceled in exchange for the right to receive property equivalent in value to such Option, as determined by the Committee.

(g) Leave of Absence

In the case of any Participant on an approved leave of absence, the Committee may make such provision respecting the continuance of the Options held by such Participant while in the employ or service of the Company as it may deem equitable, except that in no event may an Option be exercised after its expiration.

(h) Stock Appreciation Rights

(1) The Committee may grant Stock Appreciation Rights (a) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award or (c) without regard to any Option or other Award, in each case upon such terms and conditions as the Committee may establish in its sole discretion.

(2) Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(A) Unless the applicable Agreement provides otherwise, a Stock Appreciation Right shall become cumulatively exercisable as to 25% of the shares of Company Stock covered thereby on each of the first, second, third, and fourth anniversaries of the date of grant. The Committee shall determine the expiration date of each Stock Appreciation Right.

(B) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one share of Company Stock on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right.

(C) The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole shares of Company Stock or other property, or any combination thereof.

(D) The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(E) The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right as it shall deem appropriate. A Stock Appreciation Right shall (i) have a grant price per share of Company Stock of no less than the Fair Market Value of one share of Company Stock on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option (subject to the requirements of Section 409A of the Code) except in the case of Substitute Awards or in connection with an adjustment provided in Section 3(c) hereof.

(F) An Agreement may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one share of Company Stock exceeds the grant price per share of Company Stock of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not otherwise expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of shares of Company Stock (or cash) required for withholding taxes; any fractional share of Company Stock shall be settled in cash.

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Without the approval of the Company's shareholders, other than pursuant to Section 3(e) hereof, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant, (ii) cancel any Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of one share of Company Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the shares of Company Stock are listed.

8. Restricted Stock

(a) Price

At the time of the grant of shares of Restricted Stock, the Committee shall determine the price, if any, to be paid by the Participant for each share of Restricted Stock subject to the Award.

(b) Vesting Date

Subject to Section 31 hereof, at the time of the grant of shares of Restricted Stock, the Committee shall establish a Vesting Date or Vesting Dates with respect to such shares. The Committee may divide such shares into classes and assign a different Vesting Date for each class. Provided that all conditions to the vesting of a share of Restricted Stock imposed pursuant to Section 8(c) hereof are satisfied, and except as provided in Section 8(h), upon the occurrence of the Vesting Date with respect to a share of Restricted Stock, such share shall vest and the restrictions of Section 8(d) hereof shall lapse.

(c) Conditions to Vesting

Subject to Section 31 hereof, at the time of the grant of shares of Restricted Stock, the Committee may impose such restrictions or conditions to the vesting of such shares as it, in its absolute discretion, deems appropriate.

(d) Restrictions on Transfer Prior to Vesting

Prior to the vesting of a share of Restricted Stock, no transfer of a Participant's rights with respect to such share, whether voluntary or involuntary, by operation of law or otherwise, shall be permitted. Immediately upon any attempt to transfer such rights, such share, and all of the rights related thereto, shall be forfeited by the Participant.

(e) Dividends on Restricted Stock

The Committee in its discretion may require that any dividends paid on shares of Restricted Stock be held in escrow until all restrictions on such shares have lapsed.

(f) Issuance of Certificates

(1) Reasonably promptly after the date of grant with respect to shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of or for the account of the Participant to whom such shares were granted, evidencing such shares. Each such stock certificate shall bear a legend substantially in the following form:

The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan and an Agreement entered into between the registered owner of such shares and the Company. A copy of the Plan and the Agreement is on file in the office of the Secretary of the Company, 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707.

Such legend shall not be removed until such shares vest pursuant to the terms hereof. Alternatively, in its sole discretion, the Company may document ownership of such shares in book-entry form.

(2) Each certificate (if any) issued pursuant to this Section 8(f) hereof, together with the stock powers relating to the shares of Restricted Stock evidenced by such certificate, shall be held by the Company unless the Committee determines otherwise.

(g) Consequences of Vesting

Upon the vesting of a share of Restricted Stock pursuant to the terms hereof, the restrictions of Section 8(d) hereof shall

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lapse with respect to such share. Reasonably promptly after a share of Restricted Stock vests, the Company shall cause to be delivered to the Participant to whom such shares were granted a certificate evidencing such share, free of the legend set forth in Section 8(f) hereof, or cause a removal of such legend from the book entry evidencing such shares.

(h) Effect of Termination of Employment

(1) Except as the Committee in its sole and absolute discretion may otherwise provide in the applicable Agreement, and subject to the Committee's authority pursuant to Section 4 hereof, upon the termination of a Participant's employment for any reason other than Cause, any and all shares to which restrictions on transferability apply shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company; provided that if the Committee, in its sole and absolute discretion, shall within thirty (30) days after such termination of employment notify the Participant in writing of its decision not to terminate the Participant's rights in such shares, then the Participant shall continue to be the owner of such shares subject to such continuing restrictions as the Committee may prescribe in such notice. In the event of a forfeiture of shares pursuant to this section, the Company shall repay to the Participant (or the Participant's estate) any amount paid by the Participant for such shares. In the event that the Company requires a return of shares, it shall also have the right to require the return of all dividends paid on such shares, whether by termination of any escrow arrangement under which such dividends are held or otherwise.

(2) In the event of the termination of a Participant's employment for Cause, all shares of Restricted Stock granted to such Participant which have not vested as of the date of such termination shall immediately be returned to the Company, together with any dividends paid on such shares, in return for which the Company shall repay to the Participant any amount paid by the Participant for such shares.

(i) Effect of Change in Control
The Committee in its sole and absolute discretion may provide, either at the time of grant or thereafter, that upon the occurrence of a Change in Control, shares of Restricted Stock which have not theretofore vested shall immediately vest in whole or in part and all restrictions on such shares shall immediately lapse in whole or in part.

9. Phantom Stock

(a) Vesting Date
Subject to Section 31 hereof, at the time of the grant of shares of Phantom Stock, the Committee shall establish a Vesting Date or Vesting Dates with respect to such shares. The Committee may divide such shares into classes and assign a different Vesting Date for each class. Provided that all conditions to the vesting of a share of Phantom Stock imposed pursuant to Section 9(c) hereof are satisfied, and except as provided in Section 9(d) hereof, upon the occurrence of the Vesting Date with respect to a share of Phantom Stock, such share shall vest.

(b) Benefit Upon Vesting
Upon the vesting of a share of Phantom Stock, the Participant shall be entitled to receive, within thirty (30) days of the date on which such share vests, an amount, in cash and/or shares of Company Stock, as determined by the Committee, equal to the sum of (1) the Fair Market Value of a share of Company Stock on the date on which such share of Phantom Stock vests, and (2) the aggregate amount of cash dividends paid with respect to a share of Company Stock during the period commencing on the date on which the share of Phantom Stock was granted and terminating on the date on which such share vests (unless such dividends have already been paid to the Participant).

(c) Conditions to Vesting
Subject to Section 31 hereof, at the time of the grant of shares of Phantom Stock, the Committee may impose such restrictions or conditions to the vesting of such shares as it, in its absolute discretion, deems appropriate, to be contained in the Agreement.

(d) Effect of Termination of Employment
Except as the Committee in its sole and absolute discretion may otherwise provide in the applicable Agreement, and subject to the Committee's authority pursuant to Section 4 hereof, shares of Phantom Stock that have not vested, together with any dividends credited on such shares, shall be forfeited upon the Participant's termination of employment for any reason.

(e) Effect of Change in Control

The Committee in its sole and absolute discretion may provide, either at the time of grant or thereafter, that upon the occurrence of a Change in Control, outstanding shares of Phantom Stock which have not theretofore vested shall immediately vest in whole or in part and payment in respect of such vested shares shall be made in accordance with the terms of this Plan.

10. Stock Bonuses

In the event that the Committee grants a Stock Bonus, a certificate for the shares of Company Stock constituting such Stock Bonus shall be issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Stock Bonus is payable. Covered Employees shall be eligible to receive Stock Bonus grants hereunder only after a determination of eligibility is made by the Committee, in its sole discretion.

11. Other Awards

Other forms of Awards ("Other Awards") valued in whole or in part by reference to, or otherwise based on, Company Stock may be granted either alone or in addition to other Awards under the Plan. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards shall be granted, the number of shares of Company Stock to be granted pursuant to such Other Awards and all other conditions of such Other Awards, subject to Section 31 hereof.

12. Additional Provisions Regarding Nonemployee Director Awards

In addition to the other applicable provisions of the Plan, the provisions of this Section 12 shall apply to Awards to Nonemployee Directors.

(a) General

Nonemployee Directors shall be eligible to receive Awards under the Plan (other than Incentive Stock Options).

(b) Timing and Amount of Grant

Subject to Section 12(f) hereof, at such times as the Committee may determine, each then serving Nonemployee Director shall be granted an Award of such type and size and with such terms and conditions (consistent with the Plan) as the Committee in its sole and absolute discretion may determine.

(c) [Reserved.]

(d) Term and Exercisability

Each Award granted to a Nonemployee Director shall become vested on such terms and conditions (consistent with the Plan) as the Committee in its sole and absolute discretion may determine. The vesting of each Award granted to a Nonemployee Director shall be fully accelerated upon a Change in Control.

(e) Termination

Except as the Committee in its sole and absolute discretion may otherwise provide in an applicable Agreement, and subject to the Committee's authority pursuant to Section 4 hereof, in the event of the termination of a Nonemployee Director's service with the Company, any outstanding and unvested Award held by such Nonemployee Director granted under the Plan shall expire at the commencement of business on the date of such termination. For purposes of the Plan, any termination of a Nonemployee Director's service with the Company shall not be deemed to occur if the Nonemployee Director continues to serve for the Company as consultant, employee or in any other capacity.

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(f) Limitations on Nonemployee Director Compensation

(1) Except as provided in the last sentence of this Section 12(f)(1) and in Section 12(f)(2) hereof, during any calendar year commencing with the 2018 calendar year, the aggregate number of shares of Company Stock subject to one or more Awards granted to a Nonemployee Director in such year shall not exceed 12,750 shares of Company Stock (calculated as described in Section 12(g) hereof). Notwithstanding the foregoing, during the first calendar year in which a Nonemployee Director serves on the Board of Directors, the aggregate number of shares of Company Stock subject to one or more Awards granted to such Nonemployee Director in such year shall not exceed 34,000 shares of Company Stock (calculated as described in Section 12(g) hereof).

(2) During any calendar year commencing with the 2018 calendar year, the aggregate number of shares of Company Stock subject to one or more Awards granted to a Nonemployee Director then serving as Chairman of the Board of Directors in such year shall not exceed 25,500 shares of Company Stock (calculated as described in Section 12(g) hereof). Notwithstanding the foregoing, during the first calendar year in which a Nonemployee Director serves as Chairman of the Board of Directors, the aggregate number of shares of Company Stock subject to one or more Awards granted to such Nonemployee Director in such year shall not exceed 68,000 shares of Company Stock (calculated as described in Section 12(g) hereof).

(g) Calculation of Limitations on Nonemployee Director Compensation

For purposes of applying the limits on the Awards to Nonemployee Directors specified in Section 12(f) hereof, (1) an Award other than a Nonqualified Stock Option or Stock Appreciation Right shall be treated as an Award of one and one-half (1.5) shares of Company Stock for each share actually subject to such Award and (2) a Nonqualified Option or Stock Appreciation Right shall be treated as an Award of one share of Company Stock for each share actually subject to such Award.

13. Rights as a Shareholder

No person shall have any rights as a shareholder with respect to any shares of Company Stock covered by or relating to any Award until the date of issuance of a stock certificate with respect to such shares or registering a book entry evidencing the issuance of such shares. Except as otherwise provided in Section 3(c) hereof, no adjustment to any Award shall be made for dividends or other rights for which the record date occurs prior to the date such stock certificate is issued or such book entry is registered.

14. No Employment Rights; No Right to Award

Nothing contained in the Plan or any Agreement shall confer upon any Participant any right with respect to the continuation of employment by the Company or interfere in any way with the right of the Company, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant.

No person shall have any claim or right to receive an Award hereunder. The Committee's granting of an Award to a participant at any time shall neither require the Committee to grant any other Award to such Participant or other person at any time or preclude the Committee from making subsequent grants to such Participant or any other person.

15. Securities Matters

(a) The Company shall be under no obligation to effect the registration pursuant to the Securities Act of any interests in the Plan or any shares of Company Stock to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates, or to cause to be registered any book entries, evidencing shares of Company Stock pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates, or the book-entry registration, is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Company Stock are traded. The Committee may require, as a condition of the issuance and delivery of certificates, or the book-entry registration, evidencing shares of Company Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates or book entries bear or are subject to such legends, as the Committee, in its sole discretion, deems necessary or desirable.

(b) The transfer of any shares of Company Stock hereunder shall be effective only at such time as counsel to the Company shall have determined that the issuance and delivery of such shares is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Company Stock are traded. The Committee may, in its sole discretion, defer the effectiveness of any transfer of shares of Company Stock hereunder in order to allow the issuance of such shares to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws. The Committee shall inform the Participant in writing of its decision to defer the effectiveness of a transfer. During the period of such deferral in connection with the exercise of an Option, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

16. Withholding Taxes

Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto.

Whenever shares of Company Stock are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. With the approval of the Committee, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery shares of Company Stock having a value up to the maximum amount of tax required to be withheld. Such shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an Award.

17. Notification of Election Under Section 83(b) of the Code

If any Participant shall, in connection with the acquisition of shares of Company Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service.

18. Notification Upon Disqualifying Disposition Under Section 421(b) of the Code

Each Agreement with respect to an Incentive Stock Option shall require the Participant to notify the Company of any disposition of shares of Company Stock issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within ten (10) days of such disposition.

19. Amendment or Termination of the Plan

The Board of Directors may, at any time, suspend or terminate the Plan or revise or amend it in any respect whatsoever; provided, however, that shareholder approval shall be required if and to the extent the Board of Directors determines that such approval is appropriate for purposes of satisfying Sections 162(m) or 422 of the Code or Rule 16b-3 or other applicable law or regulation (including listing standards). Awards may be granted under the Plan prior to the receipt of such shareholder approval but each such grant shall be subject in its entirety to such approval and no award may be exercised, vested or otherwise satisfied prior to the receipt of such approval. Nothing herein shall restrict the Committee's ability to exercise its discretionary authority pursuant to Section 4 hereof, which discretion may be exercised without amendment to the Plan. Without limiting the authority of the Committee under Section 3(c) hereof or Section 3(d) hereof, and subject to Section 32 hereof, no action hereunder may, without the consent of a Participant, reduce the Participant's rights under any outstanding Award.

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20. Transferability

Upon the death of a Participant, outstanding Awards granted to such Participant may be exercised only by the executor or administrator of the Participant's estate or by a person who shall have acquired the right to such exercise by will or by the laws of descent and distribution. No transfer of an Award by will or the laws of descent and distribution shall be effective to bind the Company unless the Committee shall have been furnished with (a) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer, and (b) an agreement by the transferee to comply with all the terms and conditions of the Award that are or would have been applicable to the Participant and to be bound by the acknowledgments made by the Participant or in connection with the grant of the Award.

During the lifetime of a Participant, the Committee may, in its sole and absolute discretion, permit the transfer of an outstanding Option, unless such Option is an Incentive Stock Option and the Committee and the Participant intends that it shall retain such status. Subject to the approval of the Committee and to any conditions that the Committee may prescribe, a Participant may, upon providing written notice to the Secretary of the Company, elect to transfer any or all Options granted to such Participant pursuant to the Plan to members of his or her immediate family (including, but not limited to, children, grandchildren and spouse or to trusts for the benefit of such immediate family members or to partnerships in which such family members are the only partners) or to other persons or entities approved by the Committee; provided, however, that no such transfer by any Participant may be made in exchange for consideration.

21. Expenses

The expenses of the Plan shall be paid by the Company.

22. Failure to Comply

In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant (or beneficiary) to comply with any of the terms and conditions of the Plan or the applicable Agreement, unless such failure is remedied by such Participant (or beneficiary) within ten days after notice of such failure by the Committee, shall be grounds for the cancellation and forfeiture of such Award, in whole or in part, as the Committee, in its absolute discretion, may determine.

23. Effective Date and Term of Plan

The Plan shall be subject to the requisite approval of the shareholders of the Company. Unless earlier terminated by the Board of Directors, the right to grant Awards under the Plan shall terminate on the tenth anniversary of the Effective Date. Awards outstanding at Plan termination shall remain in effect according to their terms and the provisions of the Plan.

24. Applicable Law

Except to the extent preempted by any applicable federal law, the Plan shall be construed and administered in accordance with the laws of the State of New York without reference to its principles of conflicts of law.

25. Participant Rights

No Participant shall have any claim to be granted any award under the Plan, and there is no obligation for uniformity of treatment for Participants. Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a shareholder with respect to any shares covered by any Award until the date of the issuance of a Company Stock certificate to him or her or the book-entry registration in such Participant's or such transferee's name for such shares.

26. Unfunded Status of Awards

The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company.

27. No Fractional Shares

No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

28. Beneficiary

A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the grantee's beneficiary.

29. Substitute Awards.

Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which such Substitute Awards are granted.

30. Interpretation

The Plan is designed and intended to permit the grant of Awards which comply with the exemption set forth in Rule 16b-3 and, to the extent applicable, to permit awards of qualified performance-based compensation for purposes of Section 162(m) of the Code and to permit the grant of awards which either comply with or exempt from the provisions of Section 409A of the Code. All provisions hereof shall be construed in a manner to so comply with such intention.

31. Severability

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

32. Applicability of Company Policy

By accepting an Award under the Plan, each Participant agrees that the terms and conditions of the Company's Policy Regarding Recoupment or Reduction of Incentive Compensation for Compliance Violations, as in effect from time to time, shall apply to such Participant's Award(s) under the Plan.

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REGENERON

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